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APR 12 2005
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FILE NO. 82- 34719 FISCAL YEAR 12-31-04

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DAT : 4/12/05

File No. 82-34719

Securitas AB
Annual Report 2004

Contents

Introduction

Integrity, Vigilance and Helpfulness

The Group

The Divisions

Financial Review

Transition to International Financial Reporting Standards 2005

The Share, Shareholders and Dividend

Corporate Information

Cover
Carrie Eastwood, Timeshare Operations Supervisor, outside Big Ben in London. The UK market is the second largest security market in Europe today and Securitas is the fifth largest player in the market. The time-sharing concept drives the operations' performance and by expanding this concept together with an increased focus on large customer development, Securitas is aiming to become a "top 3 company" in terms of market share. In 2005/2006, the UK will be one of the last countries to introduce licensing for the security industry.

Securitas AB 82-34719

2004 in Brief



The development of 2004 confirms that Securitas has returned to positive organic sales growth and increased income supported by strong cash flow.

The divisions Security Services Europe, Security Systems, Direct and Cash Handling Services (which represent 77 percent of Group operating income) have together demonstrated strong organic sales growth and margin development. The Security Services USA division has stabilized in sales, but has not yet achieved positive organic sales growth during 2004 and is still experiencing pressure on profitability.

The outlook for 2005 is continuing positive development in line with 2004, driven by the same divisions as in 2004. Security Services USA still needs additional time to gain positive momentum and is not yet likely to contribute to the positive development of the Group in 2005.

- **Sales** increased by 3 percent to MSEK 59,687 (58,850), adjusted for changes in exchange rates, acquisitions and divestitures.
- **Operating income** increased by 10 percent to MSEK 3,994 (3,732), adjusted for changes in exchange rates. Operating margin increased to 6.7 percent (6.3).
- **Income before taxes** increased by 18 percent to MSEK 2,328 (1,998), adjusted for changes in exchange rates.
- **Net income** increased by 18 percent to MSEK 1,467 (1,242).
- **Earnings per share** after full taxes increased 16 percent to SEK 4.01 (3.45). Earnings per share adjusted for goodwill amortization increased 9 percent to SEK 7.02 (6.42).
- **Free cash flow** increased 40 percent to MSEK 2,530 (1,801) representing 94 percent (73) of adjusted income.
- **Dividend** for 2004 is proposed to be SEK 3.00 (SEK 2.00) per share.

Key ratios

	2000	2001	2002	2003	2004
Total sales, MSEK	40,807	60,364	65,685	58,850	59,687
Organic sales growth, %	*6*	*7*	*8*	*–3*	*3*
Operating income before amortization of goodwill, MSEK	2,560	3,855	4,458	3,732	3,994
Operating margin, %	*6.3*	*6.4*	*6.8*	*6.3*	*6.7*
Income before taxes, MSEK	1,364	1,902	2,512	1,998	2,328
Free cash flow as % of adjusted income	*64*	*80*	*122*	*73*	*94*
Return on capital employed, %	*12*	*16*	*21*	*18*	*20*
Earnings per share, SEK[1]	2.39	3.27	4.14	3.45	4.01
Free cash flow per share, SEK[2]	3.05	5.45	10.26	4.94	6.93
Dividend per share, SEK	1.20	1.50	2.00	2.00	3.00[3]

[1] After full taxes, after full conversion.
[2] Before full conversion.
[3] Proposed dividend.

For definitions and calculations of key ratios, see page 73.

A World Leader in Security

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and North America.

Through organic sales growth and acquisitions, Securitas has over the past 15 years grown to become the world's largest security company with a market share of 8 percent of the total world security market. Europe and North America together represent 75 percent of the world security market.

The company's operations are organized in five specialized divisions: Security Services USA and Security Services Europe for guarding solutions, Security Systems for large alarm concepts, Direct for professional and consumer alarm concepts and Cash Handling Services for cash processing, transport and ATM services. Securitas' annual sales in 2004 were MSEK 59,687.

Security Services USA



Facts (MSEK)	Division	Share of Group, %
Sales	18,845	31
Operating income	923	22
Capital employed	6,231	29
Employees	98,000	44
Market share, %	18	–

Service offering

A complete offer of specialized services for permanent guarding and time-sharing services, special events, consulting and investigation. With a 18 percent market share, the company is the market leader in the USA. Operations are developed for small, medium and large regional customers, as well as nationwide and global customers. To provide services to these customers, the organization is divided in 13 regions, 100 areas and 650 branch offices.

Highlights 2004

- Client retention was stable at 89 percent by year-end.
- Increased number of specialized branches in place as a result of the specialization and market segmentation strategy.
- Successful implementation of executive training programs for region presidents, area vice presidents and branch managers to further strengthen the organization.

Security Services Europe



Facts (MSEK)	Division	Share of Group, %
Sales	24,006	40
Operating income	1,812	42
Capital employed	5,816	27
Employees	88,000	42
Market share, %	15	–

Service offering

Guarding services within permanent guarding, time-sharing services and combined contracts. The business is divided into small customer, large customer, airport and seaport security. The division is active in 20 countries. The flat organization is split into 125 areas and 850 local branches. An increasing share of specialized and value-added services characterizes operations.

Highlights 2004

- The contract portfolio continued to grow and the client retention rate was stable above 90 percent.
- Refined organization with three customer-oriented business units reflecting the different value chains for large and small customers, to increase focus on specialization and organic growth.
- Time-sharing and combined solutions continued to grow as percentage of total sales.

Security Systems



Facts (MSEK)	Division	Share of Group, %
Sales	4,811	8
Operating income	567	13
Capital employed	2,754	13
Employees	4,500	2
Market share, % (US/EU)	1/4	–

Service offering

Security Systems offers complete security solutions for medium-sized and large customers with high security demands within market segments such as banking, industry, defense, airport, seaport and retail. Services are based on modern technology and concepts include access control, CCTV, intrusion and fire systems. The division operates in 12 countries in Europe and in the USA.

Highlights 2004

- Successful acquisitions of Bell in the UK and Eurotelis in France.
- Increased focus through the split of the production organization between installation and maintenance and between different customer segments such as banks and chain customers.
- The positive effects of the global sourcing program with long-term partners are starting to show with a number of major suppliers connected to the program.

Direct



Facts (MSEK)	Division	Share of Group, %
Sales	2,625	4
Operating income	257	6
Capital employed	1,329	6
Employees	3,000	1
Market share, %	11	–

Service offering

Direct is currently present in 10 European countries, offering alarm equipment, 24-hour monitoring and alarm intervention services for homes and small businesses. The complete alarm-to-response concept includes installation and customer services, technical maintenance and call-out services. Its concept consists of both wired and wireless systems connected to central monitoring centers and monitoring of third-party alarms.

Highlights 2004

- As a result of an extended customer base, 149,272 new alarms were installed in Direct's core operations, an increase of 36 percent compared to 2003.
- In Direct's core operations, the net growth for monitored alarms was 29 percent.
- The market demand for the division's monitoring and intervention-driven services has been relatively constant during 2004.

Cash Handling Services



Facts (MSEK)	Division	Share of Group, %
Sales	10,082	17
Operating income	715	17
Capital employed	5,235	25
Employees	22,000	11
Market share, % (US/EU)	22/22	–

Service offering

Cash Handling Services offers transport, cash processing and ATM services, as well as end-to-end cash solutions for banks and retailers, through leverage of nationwide infrastructures. The division operates in 14 countries in Europe and in the USA. The development of payment methods, trends regarding outsourcing and current inefficiencies in the flow of cash offer substantial future business opportunities.

Highlights 2004

- Establishment of significant market position in France through the acquisition of Valiance.
- Risk management structure in place in Europe, while continued strong risk management performance in the USA.
- Successful restructuring of the Swedish market and of the U.S. East Coast operations.



Integrity, Vigilance and Helpfulness

Andreas Wiklund, a Call-Out Guard outside a customer's premises in Stockholm. In our daily work the three red dots of our emblem remind us of our core values, Integrity, Vigilance and Helpfulness, which are and will continue to remain the foundation of Securitas' operations.



The Group

Understanding customers and their needs are fundamental to Securitas' success. For Tom Wagner, one of Direct's Aroundio partner, the key to success is to meet the potential customers in their own environment. Here he's explaining to a potential customer how his offer can help her and her family to feel safer in their home.

Comments by the CEO



"The security market will continue to develop and open up new opportunities to companies that are focused enough to see, understand and capture the trends."

THOMAS BERGLUND
PRESIDENT AND CHIEF EXECUTIVE OFFICER

"The building of a stable and strong European market leader took ten years. After six years in the USA we are well on the way."

In 2004, Securitas returned to positive organic sales growth and an improved operating margin after a challenging 2003. Four out of five divisions – representing close to 80 percent of the Group's operating result - contributed to the strong overall development. The Group is back in balance.

The result

Sales reached MSEK 59,687 in 2004, which is a 1 percent increase in Swedish kronor and corresponds to 3 percent organic sales growth in local currencies. Excluding the U.S. security services business, where the organic sales growth was -2 percent, the rest of the Group reached 5 percent organic sales growth.

Operating income reached MSEK 3,994 in 2004, which is a 7 percent increase in Swedish kronor and a 10 percent increase in local currencies, compared to 2003. The operating margin was 6.7 percent in 2004, an increase of 0.4 percentage points.

Income before taxes reached MSEK 2,328 in 2004, which is an increase of 17 percent in Swedish kronor and 18 percent in local currencies.

Free cash flow reached MSEK 2,530, which is an increase of 40 percent in Swedish kronor and corresponds to 94 percent of adjusted income.

Return on capital employed reached 20 percent, which is in line with the Group's long-term target.

One step ahead

Between 1998 and 2001, Securitas increased sales more than fourfold and at the same time expanded margins. After this rapid acquisition-driven expansion, we have spent time reorganizing, developing and refining the business.

The split into specialized divisions – instead of a country-based organization – started in 2001 as a consequence of the expansion. During 2004 and continuing in 2005, we are taking further steps to refine and develop our services within the divisions.

Security Services USA

In 1999, we decided to take the step over to the USA and started to build a market leader in security in the same way as we had done in Europe. We spent two years acquiring some of the largest and most interesting companies. We acquired two of the three market leaders – Pinkerton and Burns – two important regional companies – APS and First Security – and several smaller companies.

The merging and integration of these companies, with four large head offices, four sets of branch structures, four different IT platforms and four different corporate cultures, were interrupted by the events of September 11, 2001 and the following turbulence in 2002. The reorganization was completed in 2003 and 2004.

We are now a market leader with an 18 percent market share and approximately 100,000 employees. We are building strong local organizations, in which branch managers have responsibility and authority, and we are in the process of refining our services for different vertical markets.

We have spent six years in the USA. During the restructuring period, sales have been flat, whereas margins have increased from around 3 percent to close to 5 percent. For several reasons, it has taken more time to stabilize the new company than we originally anticipated. Nevertheless, if we have been too optimistic regarding the timing, there is no doubt that the fundamentals of the U.S. security market are the same as in Europe. The sophistication of the society and its needs, the structure of the security industry and the local interaction between customers and our branch managers are identical.

The building of a stable and strong European market leader took ten years. After six years in the USA, we are well on the way.

Security Service Europe

Security Services Europe continued to outgrow the market, with organic sales growth of 4 percent in 2004. The year started slower, but ended at a growth rate of around 5 percent. The continued focus on specific market segments contributed to the good performance. Time-sharing services and combined solutions continued to grow faster than traditional guarding.

During the year, a further step has been taken to better reflect the market and take advantage of growth opportunities. The European operations have been organized into a number of new units. One unit has been formed for small customers, with mostly time-sharing, alarm-monitoring and call-out services, in order to achieve stronger sales and production focus and thereby faster growth and increased efficiency. Four separate units have been created to serve large customers with predominantly permanent guarding or combined solutions, in order to speed up the development of more customer-adapted services and solutions. The business for European airports and larger seaports is being served by a separate unit in order to strengthen the performance in these high-security areas and capture growth opportunities. Third-party monitoring – which previously has been spread over three different divisions – has been gathered into its own separate European unit, for stronger focus and enhanced performance.

The new organization is in place as of the start of 2005 and will help the division to continue to increase organic sales growth and operating margins.

Security Systems

The Security Systems division continued its strong improvement of the operating margin. The operating margin increased by almost 1 percentage point to 11.8 percent. Organic sales growth was weak, partly due to the slow market and partly due to a focus on restructuring.

During the year, Security Systems took several important steps. In the UK, Bell – a listed public company focused on banks – was acquired. In France, another systems company with banks as its main customers also was acquired.

The expansion of Security Systems also through acquisitions, has been started. Since the systems market is about the same size as the guarding services market, the long-term objective for Security Systems is to reach a size comparable to that of the Security Services divisions. In parallel with the acquisitions, the organic development of the operations has continued, along with further customer segmentation.

Securitas Direct

Organic sales growth accelerated further to 22 percent and the operating margin increased to 10 percent. Despite the strong organic growth, the business shows positive cash flow.

The faster pace of the organic sales growth is a result of the implementation of new wireless consumer concepts as well as of the streamlining of the operational model in recent years. The move in 2005 of third-party monitoring into the Services Security Europe division is a further step towards streamlining and simplifying Direct's business model. The sales school, systems platforms and project resources are now up to speed. The expansion focus is on organic growth.

Cash Handling Services

The Cash Handling Services division turned a negative 4 percent organic sales growth into a positive 5 percent growth and the operating margin increased from 5.6 to 7.1 percent.

The division has expanded dramatically during the last ten years, but has also run into challenges. With the euro introduction came exceptional volumes for a limited period of time, but also a "hangover" for all parties involved – central banks, banks, retailers and cash handling companies. In addition, Securitas encountered operational problems in Germany and in the cash management project in the UK. We have worked through these difficulties.

The Cash Handling Services division now has a new structure, a strong management team and the right support resources, including adequate risk controls. The focus is on service development, growth and profitability. As an important step in the expansion of the division, Valiance in France was acquired during the fall. The acquisition makes the division one of the two market leaders in France.

Cash Handling Services is expected to have a strong development in the coming years.

The future

The security market and the security industry have developed and changed dramatically over the last few decades. Securitas has not only been reflecting this development, but also been a driving force.

The changing demand and the evolving market have created businesses that didn't exist two decades ago, such as cash management and affordable quality home alarms. This has created new business opportunities, new companies and new industries. The security market will continue to develop and open up new opportunities to companies that are focused enough to see, understand and capture the trends.

Securitas will stay focused and we foresee continued good development of the Group's financial performance.

Stockholm, February 24, 2005

Thomas Berglund, President and Chief Executive Officer

File No. 82-34719

GROWING AND SPECIALIZING DEMAND


The Security Market USA & Europe (BSEK)
300,000
250,000
200,000
150,000
100,000
50,000
0
1992
1996
2001
2004
Guarding USA & Europe
Alarms[1]
Cash Handling

[1] Including large and small alarm systems.

Source: Securitas and Freedonia

The security market in Europe and the USA has historically shown 6 to 8 percent annual growth. CAGR (Compounded Average Growth Rate) for the security services market is close to 6 percent. For the alarm market, the figure is above 8 percent. The market for cash handling services shows a nearly 8 percent CAGR from 1992 through 2004.

Business area development

MSEK	Total market	Long-term growth	Securitas' market share
Security Services			
Europe	156,000	6–8%	15%
USA[1]	102,000	6–8%	18%
Security Systems	207,000	10%	3%
Direct	60,000	5–10%[2]	11%[3]
Cash Handling Services	55,000	10%	22%[4]

Source: Securitas and Freedonia

[1] Excluding market for consulting and investigation.
[2] European market.
[3] European market share.
[4] *Overseas markets are not included.*

The global security market is worth approximately MSEK 770,000, with North America and Europe accounting for around 75 percent of the total. Over the long term, the industry is expected to grow by 7 to 9 percent annually. Securitas has a 10 percent share of the U.S. security market, whose total worth is an estimated MSEK 232,000. The European security business is valued at around MSEK 350,000 and Securitas has a market share of approximately 11 percent. Securitas remains the worldwide market leader in security, with a total market share of 8 percent.

FROM MULTI-SERVICES TO SECURITY SPECIALISTS


1990
Securitas
Falck
Group4
Securicor
Prosegur
Pittston Services
Ecco
ISS
Raab Karcher
American Brands
Borg Warner
2004
Securitas
Group 4 Securicor
Prosegur
Brinks

A couple of decades ago, security were often a just one activity of a multi-service company or conglomerate. The agendas were set by the overall requirements of these groups and security was a secondary priority. Since then, an independent security industry has been created with most of the main players solely focused on security. Both guarding and cash handling services have since become independent businesses, while the alarm business has a mix of focused security systems companies and conglomerates.

A growing market share for main players

	Beginning of 1990 Europe	USA	2004 Europe	USA
Main players	≈15%	≈30%	≈35%	≈45%
Rest of industry	≈85%	≈70%	≈65%	≈55%

The specialization of the security industry has also led to fewer but bigger main players. Note that the consolidation is larger in the USA than in Europe.

Source: Securitas

MARKET

The security market –
Growing and more specialized demand for security

As society develops and becomes more complex in terms of technology and economic and social arrangements, the demand for reliable, tailor-made security solutions is increasing. Today's high-efficiency society generates prosperity for more people than ever before, but at the cost of increased vulnerability in a number of processes and functions. Large scalability, just-in-time production and globalization create demands for security that is at the right time, in the right place and adapted to every requirement. The far-reaching consequences of disruptive events in modern society have moved decisions concerning security to senior management and into boardrooms.

The demand for specialization concerns not only specializing for different types of activity with respect to the customer's business, but also calls for specialization in different product and service areas. Thus the demand for technical solutions has been qualified in a number of services and concepts. The fast technological development is further driving this development.

A similar trend can be seen in the cash handling area, with banks further concentrating on their core business and the retailers striving for efficiency and cost savings, which have created new demands for complex and specialized services.

In home security, increased prosperity in combination with breakthroughs in communication and alarm technology are driving increased demand.

The security industry –
From multi-service providers to security specialists

The changed and increased demands on security have led to significant changes within the security industry. A few decades ago, security was just one of many services at a time when "multi-service" and "conglomerate" were common buzz words. However, no one can be the expert on everything, which is why the specialized and focused security industry has developed. Furthermore, ever-more stringent customer demands have accelerated the industry's consolidation into fewer, larger international security suppliers.

In the first step of this process, conglomerates and multi-service operations withdrew from the security scene. Now, the concentration is continuing and we can see the different lines of business within security separate from each other. As a result, guarding, systems (of various sizes) and cash handling are becoming increas*ingly separate activities.*

The security services –
From simple services to professional solutions

Yesterday's simple and standardized guarding services are now becoming more and more specialized for different customer groups and needs. The new guarding services are also combined with different services and products, such as technological security systems and consulting services. Meanwhile, technology development creates more advanced functionality at lower cost, which drives the rationalization of guard work even further. Continuous evaluation and adjustment of the security set-up to changing operations are as important as the original design of the service.

Improved services create demand for more qualified people with the right knowledge and experience. Knowledge comes from having the right training for the task and also from having the right background knowledge. Experience comes from continuous work within one profession over a longer period of time. Today, the security profession can no longer be viewed as a field with temporary staffing recruitment, high *personnel turnover and low wages. The recruitment of* the right people, improved training and the right wages are key prerequisites for professional security. With value-added content delivered by more qualified people, the perception of what one can trust a security company with is changing in the eyes of customers and the general public. With increased trust in the industry's competence, the market grows and new areas are added. In addition, the value-added content of the services also permits higher operating margins.

Just as customer needs in combination with standards and wage development are driving the change in guarding, customer needs in combination with technological development are driving the development of large and small systems. What was previously impossible or economically impractical has become possible and affordable. Information technology, wireless communication and interactivity have extended the limits.

The focus of banks and retailers on their own core business has changed the cash handling offer from simple transportation to sophisticated end-to-end solutions for cash management, ATM management and the flow of cash from the retailer's cash register to the interest-bearing bank account.

FROM SIMPLE SERVICES TO PROFESSIONAL SOLUTIONS

The wheel of fortune

The demand for higher quality and more specific security services drives standards, which in turn raises the wage levels in order to *attract more qualified people. That in turn, helps reduce the turnover* of personnel and results more experienced and trained employees. With these better qualified people, it becomes possible to refine and specialize the offering further. The higher cost for better qualified guards can be partly offset by rationalizing security solutions with the help of technologies such as intrusion alarms, access systems, fire systems, CCTV and remote-control systems.


Quality Services

Standards

Most developed countries have specific regulations and laws for companies and employees in the field of security. Background screening and minimum training requirements for guards and various qualifications for running security companies are often included in this regulation. The UK, as one of the few European countries that does *not have regulations, is in the process of introducing regulations of* the guard industry during 2005.

Europe 2004

- 20 out of 25 EU countries have specific regulations.
- 12 EU countries have new or renewed regulations since 2000.
- A few countries have industry standards in addition to legislation.

USA 2004

- 40 out of 50 states have specific regulations.
- Higher standards in airport security since 2001.
- Federal legislation in progress.

Wages

In order to attract qualified people, the wage levels for security need to be competitive with those in other industries. Thus, in many markets, the wage level for guards has improved faster than for the average industrial workers during the last five years. Nevertheless, some countries are lagging behind.


WAGE LEVEL
LOW
MED
HIGH
WAGE DEVELOPMENT
Above Average
On Average
Below Average
UK
Denmark
Netherlands

Source: Securitas

Refinement – From the industry gate to the headoffice reception


At the industry gate
Taking care of main gate tasks
Moving into the head office night time
Greeting the customers' customers

With more professional people the perception of security services from customers and the public improves. This expands the market in the way that security officers are seen as capable of taking on new and more qualified tasks within the security area.

SMALL IN LARGE

From obeying to empowered organization
Demanding customers need to meet a competent and strong local management. The first step in Securitas' organizational development is therefore to strengthen field operations and transfer much of the decision-making close to where customers and employees are.


Top-down
Bottom-up
Obeying
Empowered

Specialized Organisation
Once the local organization has gained strength and stability, the development continues by creating specialized branches for different customer segments (vertical markets) in a step towards improving the understanding of customer needs and the organization's ability to respond to these needs.


Geographical
Segmented
N
W
E
S

The branch is the base
The overall organizational structure in Securitas reflects the drive to have many strong units close to the customer and a lean overhead and support organization.


SECURITAS
Security Services USA
Security Services Europe
Security Systems
Direct
Cash Handling Services
Countries/Regions
13
20
13
10
18
Areas
100
125
175
120
83
Branches/ field organization
650
850
375
1200
300

STRATEGY

A world leader in security

As one of the security industry's promoters, Securitas reflects and drives its development. In the mid-1980s, Securitas was a Swedish guarding company tempted by the ideas of multi-service operations. Instead, we chose to deepen our security expertise. We developed specialized services and solutions for various customer groups. We learned that demanding customers needed not only to be offered qualified central resources, but also meet competent managers in each local unit.

To further deepen our knowledge and improve services to customers, we have shifted our focus from a country-based organization to an organization based on specialized divisions that drive development forward. This helps us to better meet the more specific demands of the different customer groups with refined guard services, specialized systems solutions, affordable home security and cash solutions for banks and retailers.

Since Securitas' environment in terms of laws, regulations, standards and wages, sets the stage and the limitations for security operations, it is important to live with these different forces and influence the conditions. That is why we strive to be one of the market leaders in every country in which we operate, thereby being large enough to make a difference.

ORGANIZATION

Small in large

The core of Securitas' operations is the branch office. We have more than 3,000 branches, all with a qualified manager who has the responsibility and authority to run the operations. The branch office structure is based on geography and specific customer segments. It makes it possible to act quickly and independently, while all Securitas' resources on different levels are within easy reach. The branch offices are organized by areas and countries. The countries are brought together in specialized divisions for Security Services, Security Systems, *Direct and Cash Handling Services.*

Specialization within divisions

Through the divisionalization, the focus on refinement of different services and customer segments within the different divisions has further increased. In Security Services, new services are now being developed for small commercial customers and the organization is developing accordingly, with separate subdivisions for large, small, airport and seaport customers. Other customer segments that are focused through separate organizations are petrochemical plants, high rise buildings, distribution and healthcare. The Security Systems business is focusing on banks, chain retailers and other customers, *designing systems for different* industries via separate organizations.


Securitas Group
(Annual Growth: 27%)
SALES (MSEK)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1990
1995
2000
2004
From a Swedish guard company → to a World Leader in Security

In Securitas Direct, the development of consumer systems in a separate organization is driving the more than 20 percent growth. Cash Handling Services has gone from being a pure cash transportation business to taking responsibility for the whole flow of cash through cash centers, cash processing, ATMs, cash management and clearing, banks and central banks. Going from a local guarding company to a world leader in security, we have created the Securitas model, which ever since has guided us in the different steps of Securitas' development. That model is visualized in the Securitas Toolbox.

A WORLD LEADER IN SECURITY


Security Services
(Annual Growth: 26%)
SALES (MSEK)
50,000
40,000
30,000
20,000
10,000
0
1990
1995
2000
2004
Arms & Legs → Refined Services


Security Systems
(Annual Growth: 17%)
SALES (MSEK)
6,000
5,000
4,000
3,000
2,000
1,000
0
1990
1995
2000
2004
Manufacturing & components → Solutions for high security needs


Direct
(Annual Growth: 36%)
SALES (MSEK)
3,000
2,500
2,000
1,500
1,000
500
0
1990
1995
2000
2004
Unaffordable luxury → Friendly security for everyone


Cash Handling Services
(Annual Growth: 30%)
SALES (MSEK)
12,000
10,000
8,000
6,000
4,000
2,000
0
1990
1995
2000
2004
"Escort" & Transportation → Managing cash in society

The Securitas Model

The Securitas Model and its constituent parts form the basis for how we work and organize ourselves internally in order to develop and grow the business. The Model is put into practice by managers throughout Securitas, thus being an internal guide to doing things in the right order and in the right way. This way of working has proven successful in all of the businesses and geographies in which we operate.

Our values

Our values *Integrity, Vigilance* and *Helpfulness* are the foundation of Securitas. That is why we are trusted with our customers' keys. Our focus is security and we do not let ourselves get distracted by non-core activities.

The market matrix

The market matrix helps us remember that all customers and customer groups differ. With different operations of various sizes and content, our customers face different risk situations and have different security needs. There is no generic solution that suits all.

The value chain

The value chain provides the elements of a satisfying solution for the customer. It helps us to determine how we sell to different customer groups, how the production is organized and how we cooperate with the customer on a day-to-day basis in order to secure quality, precision and continuous adaptation to changing needs. A chain is never stronger than its weakest link.

The organization

Securitas has a flat and specialized organization. It gives us a broad, strong base with many strong units. We are close to the customers and managers are authorized to make their own decisions and develop the operations. By adapting and refining the services based on different customer needs, growth and profitability can be achieved.

Six fingers – financial control

Securitas' financial control is counted on six fingers: focus on sales of new contracts, development of the contract portfolio and total invoicing give us the sales growth. Effective production planning and control of administration costs give us results from the sales growth and finally, control of accounts receivable and other working capital refine the income into cash flow.

Risk management

Business risk evaluation is included in all our decision-making. This is to ensure that we at all times balance the risk we undertake with the long-term benefit of a certain contract and the compliance with our business ethics. The risk model is built on years of our own experience, combined with external legal expertise. By following this systematic process, we ensure the quality of services to our customers, thereby being a long-term security provider.

The industry

The surrounding world sets the boundaries for our operations. Consequently, we would like to be a part of and take responsibility for the development of the security industry. By influencing and cooperating with customer organizations, industry organizations, trade unions, authorities and police, the conditions for the industry change and opportunities for new services and markets are created. An important part of this development is to raise standards and wages within the industry in order to secure access to qualified and well-trained staff.

Step by step

The tools take time and energy to implement and it is important to do it step by step. The first step is to build a simple and transparent organization. At this step, it is important to implement six fingers so that everyone can understand the development of the business. Step two is about focusing on existing business operations, while the third step is when we are entering new customer segments and new services. This will result in increased organic growth and maturity of the organization. It is also an opportunity to handle acquisitions that can expand or complement the operations. Acquisitions will make it necessary to re-think the organization and structure once again. And with this we are back at the first step.

People make the difference

Theories give us the prerequisites to build operations. However, true success is created by individuals. That is why each and every individual plays a prominent role at Securitas. A manager at Securitas must understand every important aspect of his or her business. With the right competence, you don't have to make things complicated, but can work in a simple, flexible and quick way. A manager at Securitas is a role model to his or her employees and is prepared to stand by and help and explain whenever needed. That is how people grow and create value together.


Our Values
The Market Matrix
The Value Chain
The Organization
Six Fingers – Financial Control
Risk Management
The Industry
Step by Step
People make the difference
The Toolbox

Financial Control and Financial Objectives



“You should talk about what to do with the figures – not if they are correct or not.”

HÅKAN WINBERG
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER

“During 2005 the model will be refined to reflect the ongoing strengthening and specialization of the divisions and also modified in relation to the implementation of IFRS.”

Securitas' financial control is based on a solid financial framework, continuous measurements of the Group's performance from branch offices upward and regular presentation of information in simple, clear ratios that can be understood by the entire organization.

The financial framework has four main cornerstones, which form a solid platform for financial reporting. The first cornerstone comprises the Securitas Group Financial Policies and Guidelines, which are approved by the Board of Directors of Securitas AB and which are built around three central themes: transparent and coherent reporting internally and externally; proactive risk management and continuous improvement in financial processes. The second cornerstone is the Securitas Reporting Manual, which outlines detailed instructions and definitions for financial reporting and the third cornerstone is “the Barcelona Bible,” which sets out the business area financial focus and the split of responsibilities between the different levels of the organization in terms of financial key ratios, including cash flow and capital employed. The fourth cornerstone is the role of the financial organization. The controller has a key role in terms of integrity, professionalism and the ability to work in teams in order to create the environment that is needed to achieve transparent, relevant and timely financial information.

Transparency and clarity are important in both our internal and external financial reporting. Since the late 1980s, Securitas has used a financial model called Six Fingers as the basis for our internal follow-ups. The model was developed in Security Services and has since been modified and adapted to the other business areas.

Six Fingers places the focus on key factors that impact profit, and not on the profit trend itself. These key factors, which are presented below, are clearly linked to the operations and are being used from branch offices upward. Six Fingers thus can help to ensure that measures are taken quickly to improve profit. The model is also used in other situations, for example to analyze acquisition targets.

The key factors in Six Fingers are divided into three categories: volume-related factors, efficiency-related factors and factors affecting the capital usage.

During 2005 the model will be refined to reflect the ongoing strengthening and specialization of the divisions and also modified in relation to the implementation of IFRS.

Volume-related factors

Securitas' operations are based on the establishment of long-term customer relationships. Guarding services, alarm monitoring, systems maintenance and cash handling services are often purchased on an annual or multi-year basis. The portfolio of customer contracts and how it develops are critical to Securitas' operations and the first three key factors in Six Fingers are therefore related to the portfolio of customer contracts.

The first key factor is new customer contract sales, which measures the inflow of contracts to the portfolio.

Net change in the portfolio of customer contracts is the second factor. Net change is the number of new starts of customer contracts coming out of new sales, plus any increases in sales in existing contracts, less terminated customer contracts and reductions in sales in existing contracts. Price changes are monitored separately.

Total sales is the third key factor. In addition to contract-based sales, this includes temporary assignments.

Specification of contract portfolio (example)

	Value	% change of op. portfolio
Opening balance	100	
+ New Starts	15	
+ Increases	5	
– Terminations	12	
– Reductions	4	
Net change	4	+4
Price change	3	+3
Closing balance	107	+7

Efficiency-related factors

Gross margin, the fourth factor in Six Fingers, measures efficiency in service production and is defined as total sales, less direct expenses in relation to total sales. Indirect expenses are the fifth key factor. The focus is on the organizational structure. This includes administrative expenses, that is, expenses for branch, area and regional/country offices.

Gross income, less indirect expenses, equals operating income before amortization of goodwill. When this is expressed as a percentage of total sales, it indicates the Group's operating margin, which in Securitas' financial model, therefore, is shown before amortization of goodwill.

Capital usage related factors

In general, Securitas' operations are not especially capital intensive, although there are significant differences between the business areas. Security Services has the lowest capital requirements and Cash Handling Services has the highest. The most important factor for capital employed is accounts receivable.

Days of sales outstanding (DSO) is therefore the sixth key factor in Six Fingers. Payment terms and effective claim processing routines are decisive in determining how much capital is tied up in accounts receivable, and they are continuously monitored at all levels in the organization.

One measure of capital usage is operating capital employed as a percentage of total sales. Operating capital employed is defined as operations-related non interest-bearing assets, less operations-related non interest-bearing liabilities.

Good control of the operating capital employed is necessary for a strong cash flow. Cash flow from operating activities is an important key ratio at the operating level. It is defined as operating income before amortization of goodwill, less net investments, change in accounts receivable and changes in other operating capital employed.

Six Fingers and external key ratios

The key factors in Six Fingers are clearly linked to the Group's external key ratios, as indicated in the table below.

Securitas has established financial objectives in the form of a number of key ratios that we report externally. The financial objectives and how well Securitas has met them are shown in the diagrams on page 22–23.

Six Fingers – Securitas' Financial Key Ratio

	The Group's key ratios used externally	Key ratios per business area: Security Services	Security Systems	Direct	Cash Handling Services
VOLUME-RELATED FACTORS			Order bookings Order backlog	No. of new installations No. of monitored alarms No. of cancelled alarms	New sales of ATM services No. of monitored ATMs
		New sales of customer contracts	New sales of service contracts		New sales of customer contracts
		Net changes in portfolio of customer contracts	Net changes in portfolio of service contracts	Net changes in portfolio of customer contracts	Net changes in portfolio of customer contracts
	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth	Organic sales growth
	Total sales	Total sales	Total sales	Total sales	Total sales
EFFICIENCY-RELATED FACTORS		Gross margin	Gross margin	Gross margin	Gross margin
					Cash handling losses
		Indirect expenses	Indirect expenses	Indirect expenses	Indirect expenses
	Operating margin	Operating margin	Operating margin	Operating margin	Operating margin
	Income before taxes				
CAPITAL USAGE RELATED FACTORS		Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)	Days of sales outstanding (DSO)
	Operating capital employed as % of total sales		Operating capital employed as % of total sales	Operating capital employed as % of total sales	Operating capital employed as % of total sales
	Free cash flow		Cash flow from operating activities as % of operating income before amortization of goodwill	Cash flow from operating activities as % of operating income before amortization of goodwill	Cash flow from operating activities as % of operating income before amortization of goodwill
	Return on capital employed			Return on capital employed	Return on capital employed
	Net debt equity ratio				
	Interest coverage ratio				
	Earnings per share				

The table provides an overview of how the model for internal reporting, Six Fingers, ties in with the external key ratios in the diagrams on page 22–23.

The volume-related factors listed above – new sales, net change of customer contract portfolio and total sales – together equate total sales and organic sales growth.

Acquisitions are not reported as organic sales growth during the first year after acquisition. Organic sales growth is also adjusted for divestitures and changes in exchange rates to reflect real change.

The efficiency-related factors – gross income and indirect expenses – define operating income before amortization of goodwill and operating margin.

Operating income, less amortization of goodwill and financial items, gives the Group's income before taxes.

In terms of capital employed, operating capital employed as a percentage of total sales is monitored all the way up to the Group level. Capital employed is defined as operating capital employed, plus goodwill and shares in associated companies. The Group's free cash flow is cash flow from operating activities, less net financial items paid and current taxes paid. Free cash flow provides a measure of how much cash flow can be used for dividends to shareholders, acquisitions or to amortize debt. Free cash flow, less dividends and acquisition related items, among other things, indicates the change in net debt. Return on capital employed is defined as operating income before amortization of goodwill divided by capital employed excluding shares in associated companies.

Interest coverage ratio is a measure of the Group's ability to pay interest. Net debt equity ratio, which is a measure of the Group's indebtedness, is defined as the Group's interest bearing net debt divided by shareholders' equity.

Statement of income, Statement of cash flow and Balance sheet

In the Statement of income, Statement of cash flow and Balance sheet, emphasis is placed on transparency and explaining the interconnection between them.

Statement of income

The Statement of income is functionally divided and therefore reflecting the organization. As a result, responsibility for each profit level is clear and managers with operational responsibility can focus on the factors they can affect.

Gross margin and operating margin are the key ratios in operational follow-ups at both the division and Group level. Amortization of goodwill, financial items and taxes are followed up separately.

Statement of cash flow

In principle, operating income should generate an equal cash flow from operating activities. However, the cash flow is affected by investments in fixed assets used in the operations and changes in working capital. Free cash flow is cash flow from operating activities less net financial items paid and current taxes paid. If items related to acquisitions and shareholders' equity are deducted from free cash flow, the result is cash flow for the year. The consolidation of net debt in foreign currency usually generates a translation difference that is reported separately. Cash flow for the year, plus change in loans and translation differences, equals change in net debt.

Balance sheet

Securitas uses the terms capital employed and financing of capital employed to describe its balance sheet and financial position. Capital employed consists of operating capital employed plus goodwill and shares in associated companies. Operating capital employed, which consists of fixed assets used in the operations and working capital, is followed up continuously at an operating level to avoid unnecessary tied-up capital. Capital employed is financed by net debt and shareholders' equity.

SECURITAS' FINANCIAL MODEL – THE RELATION BETWEEN INCOME, CASH FLOW AND OPERATING CAPITAL EMPLOYED



Income
Total sales
Organic sales growth, %
Production expenses
Gross income
Gross margin, %
Branch office expenses
Other selling and administrative expenses
Operating income before amortization of goodwill
Operating margin, %
Cash Flow
Operating income before amortization of goodwill
Investments in fixed assets
Reversal of depreciation (excluding amortization of goodwill)
Net investments in fixed assets
Change in accounts receivable
Change in other operating capital employed
Cash flow from operating activities
Net financial items paid
Current taxes paid
Free cash flow
Operating Capital Employed
Fixed assets for operations
Accounts receivable
Other operating capital employed
Operating capital employed
Acquisitions
Shareholders
Amortization of net debt

The diagram shows the connection between the Statement of Income, Statement of cash flow and the Balance sheet. Different colors are used for the sake of clarity. Operating items are labeled in green, net debt related items in red, goodwill, taxes and non-operating items in yellow, and items related to shareholders' equity in blue.

Financial objectives and financial performance

Total sales and organic sales growth
The organic sales growth objective is to grow by 6 to 8 percent over an economic cycle.
In the last five years, sales have increased by an average of 21 percent. During the same period, annual organic sales growth has averaged more than 4 percent.



MSEK
%
00 01 02 03 04
Total sales
Organic sales growth

Operating income and operating margin
The objective is an increase in the operating margin of 0.2-0.5 percentage points per year.
Operating income has increased by an annual average of 22 percent in the last five years adjusted for changes in currency rates.



MSEK
%
00 01 02 03 04
Operating income
Operating margin

Income before taxes and free cash flow
The objective for income before taxes is an average increase of 20-25 percent per year. The objective for free cash flow is 75-80 percent of adjusted income.
In the last five years, income before taxes has increased by an annual average of 18 percent. Free cash flow has averaged 87 percent of adjusted income.



MSEK
MSEK
00 01 02 03 04
Income before taxes
Free cash flow

Capital employed and return on capital employed (ROCE)
The objective is a long-term ROCE of at least 20 percent.
The ROCE was 20 percent in 2004.



MSEK
%
00 01 02 03 04
Capital employed
Return on capital employed

Net debt equity ratio and interest coverage
The objective is for the net debt to equity ratio to range between 0.8 and 1.0 and that the interest coverage ratio should be at least 6.
In 2004, the net debt to equity ratio was 0.84 and the interest coverage ratio was 6.7.



Multiple
Multiple
00 01 02 03 04
Interest coverage
Net debt equity ratio

Earnings per share after full taxes and dividend
Earnings per share after full taxes have increased by an average of 13 percent in the last five years. The dividend has increased by an average of 26 percent in the last five years.



SEK
00 01 02 03 04
Earnings per share after full taxes
Dividend

File No. 82-34719

Background

Securitas is exposed to various types of risks in the day-to-day running of the business. These risks fall into two main categories, operational risks and financial risks, and both may affect the financial performance and position of the Group if not managed in a structured way. Operational risks are associated with running the operations and providing services to the customers, for example services not meeting the required standards and resulting in property damages or losses or bodily injury. Financial risks are risks that arise from the fact that the Group has external financing needs and operates in a number of foreign currencies. Examples of financial risks are financing risk, interest rate risk and foreign exchange risks. By structured management of the operational and financial risks, Securitas aims to minimize the short and long term impact of these risks and focus on running the business.

Organization

Operational risks

A decentralized approach is essential to manage operational risks as they arise in the local business operations. Customer contract management and loss prevention are essential activities in this regard. Every branch manager in Securitas needs to evaluate and understand the risks associated with providing services to certain customers. The Group's divisional managers are responsible for all aspects of operations in their respective divisions, including operational risk management and risk control. Claims settlement is a Group responsibility as is the purchase of certain strategic insurance programs. At the Group level there is a risk committee consisting of members of Group Management who set risk management policies for the entire Group. The Group's risk manager and the risk managers in the divisions report to this committee. Furthermore, the Security Services USA, Security Services Europe and Cash Handling Services divisions have their own risk committees, which meet regularly.

Risk Responsibilities

Activities	Branch/ area	Country/ division	Group
Business risk evaluation	■	■	■
Contract management	■	■	
Loss prevention	■	■	
Claims settlement		■	■
Insurance purchase			■

Financial risks

In order for the divisions, countries and regions to be able to fully focus on the operations, financial risk management is centralized as much as possible to the Group's internal bank, the Group Treasury Centre. For a further description of the management of the financial risks refer to Note 2 (page 74) in the Notes and Comments to the Consolidated Financial Statements.

Management of operational risks

To prevent losses from occurring, thereby protecting the customers and the employees, is the most important objective for the operational risk management. In order to evaluate the operational risks in new and existing businesses, Securitas is using a business risk evaluation model. This model focuses on certain important dimensions of the assignment and the relationship to the customer and is described below. Should a loss occur and Securitas is deemed to be fully or partially responsible, insurance solutions are used to minimize the financial impact of any customer or third party claims.

The Business Risk Evaluation Model

The model breaks down into four stages, each of which plays an essential part in the understanding and acceptance of risks in new and existing businesses.

Assignment

This is the first stage of the process. The key points are the size of the project, its duration and whether it involves a new or existing service. Specific training and supervision requirements are also considered.

Risk

The type of customer under consideration is of importance both in terms of the level of risk of the operations and the financial status. High-risk customers and catastrophic loss potential need to be identified and necessary insurance cover for the risk involved established. The customer creditworthiness also needs to be assessed.

Contract

A fair distribution of responsibilities and risks between Securitas and the customer is essential in every contract. The norm is to use standardized contracts. Reasonable caps on potential liability claims and indemnification for third party claims are critical components of the customer contract.

Profitability

This stage involves careful calculation of the profitability of the business. Managers need to assess the amount of investment involved and whether there is any off-balance sheet exposure. Payment terms also have to be considered and a judgement made as to whether the assignment generates sufficient profit in relation to the risks assumed (see The Business Risk Evaluation Model below).

Insurance

Securitas has decided to transfer certain operational risks to the insurance market through central Group insurance programs. The main insurance programs are the General Liability Insurance, which covers claims for property damage and bodily injury, the Workers Compensation Insurance in the USA, which covers work related claims, and the Cash Handling Insurance, which covers losses in the Cash Handling Services operations. By purchasing Group insurance programs centrally, Securitas also gains economies of scale in the pricing of the programs and can more easily access the more specialized international insurance markets.

The transfer of risk to the insurance market is done in a three step process where first of all the local operations retain a predetermined part of all losses through a local deductible. In the next step, reinsurance captives, that is internal reinsurance companies, are used to retain a certain predetermined and capped risk in the Group above the level of the local deductible. The total level of risk that is retained in the Group, locally in the operations and in the captives, depends on the estimated risk exposure and the pricing of the external reinsurance. Normally it makes financial sense to retain a certain portion of the risk in the Group as there is a certain level of losses that will always occur. To insure these losses externally will normally cost more than the value of the losses. As a third step, the risk above the predetermined level is reinsured to appropriate limits into the external insurance market.

By using the reinsurance captives Securitas gains some independence from the insurance markets and can minimize the impact of short-term fluctuations in price and capacity in these markets.

Losses and cost of risk

The cost of risk consists of the external insurance premiums plus the self-retained part of the losses. The Group Insurance Center is responsible for centrally purchasing the Group insurance programs and ensuring competitive premiums and terms and conditions. The operations are responsible for keeping the losses to a minimum both in terms of number and size. As a main principle the cost of risk is driven down to the branch level. The loss development and cost of risk is reported and monitored on a monthly basis for each unit as part of the financial reporting.

Risk Business Plans

Each division submits annually a risk business plan, which sets out the main focus and priorities in the operational risk management area within the division for the coming year. In addition, at least one Business Risk Evaluation Seminar is held every year for each division with participants from the division, country or region and from the Group. The objective of these meetings is to increase the awareness and understanding of the business risks assumed in the operations by, for example, reviewing certain contracts or processes.

Key ratios

Losses

Number of losses x Average loss cost = Total cost of losses

Cost of risk

Insurance premiums + Cost of retained losses = Cost of risk

The Business Risk Evaluation Model


Assignment
■ Customer
■ Job to be done
■ New or existing service
■ Requirements
Profitability
■ Profitability
■ Investments
■ Payment terms
■ Off-balance sheet exposures
Risk
■ Customer risk category
■ Customer financial status
■ Insurance cover
■ Regulations
Contract
■ Standard or non-standard contract
■ Liability cap
■ Consequential losses
■ Customer indemnification for third-party claims

Five-Year Financial Overview

During the past five years, Securitas has established itself as the market leader in the USA for guarding services and become a major player in the U.S. cash handling market. Furthermore, Securitas has implemented an organization consisting of five specialized divisions and considerably strengthened its market position in Security Systems' and Cash Handling Services' European business. Total sales have increased by an average of 22 percent over the past five years and income before tax has increased by an average of 18 percent during the same period.

2000

In the year 2000, Securitas emerged as the clear market leader in the USA, through the acquisition of Burns International. A few smaller local acquisitions further strengthened Securitas' presence. With the new additions Securitas reached a market share of 19 percent in the North American guarding market.

In Europe the Group established its presence in Belgium and the Netherlands through the acquisitions of Securis, Baron Security and B&M.

Another major event in 2000 was the introduction of a new organizational structure, which took the company from a country-based organization to a divisional organization based on five specialized divisions. The new structure was designed to bring added focus to the smaller non-guarding business areas and bring the company closer to customers and employees.

2001

The reorganization changes were completed and began to reap rewards. The increased focus contributed to high organic sales growth of 7 percent.

Further, Securitas established itself in the U.S. cash handling industry through the acquisition of Loomis. Meanwhile, Cash Handling Services Europe entered into an agreement with HSBC and Barclays to take over the banks' UK cash management. The first step towards market leadership in the non-guarding business areas was taken. During 2001 we also experienced the tragic event of September 11 in the USA, which for Securitas resulted in high temporary sales volumes.

2002

After several years of acquisitions the focus of the Group turned to organic growth and concept development. Securitas had one of the best years ever with organic sales growth of 8 percent and the operating margin reaching 6.8 percent.

In the aftermath of September 11, 2001 the company experienced a temporary increase in the demand for its services, which along with the introduction of the euro boosted the operating performance in 2002.

One exception to the internal focus was the acquisition of VNV in the Netherlands, which made Securitas one of the market leaders in a country with an attractive market for Security Services.

2003

2003 became a challenging year for Securitas due to the general slowdown in the world economy, a weak U.S. dollar development and the effect of non-recurring business from the U.S. airport security operations that were federalized in late 2002. We also had significant operational disruptions in the Cash Handling Services business. However, it was also the year where the integration process in the U.S. Security Services division was completed with the combination of all brands under the Securitas name. In addition, the final step of the divisionalization of the Cash Handling Services business was taken by the appointment of a joint management for the combined U.S. and European operations.

2004

The development of 2004 confirms that Securitas is back to positive organic sales and margin growth after the challenging year 2003. Strong development is seen in Security Services Europe, Security Systems, Direct and Cash Handling Services. Security Services USA has stabilized in sales development but is still facing margin pressure due to a continued difficult pricing environment. Security Systems established its presence in the UK and Ireland through the acquisition of Bell and enhanced its market position in France by acquiring Eurotelis. Cash Handling Services acquired Valiance and became a main player in the French cash handling market.

MSEK	2000	2001	2002	2003	2004
INCOME					
Total sales	40,806.5	60,363.6	65,685.3	58,850.3	59,686.6
of which acquired business	13,361.0	12,364.1	4,104.5	964.0	1,519.0
Organic sales growth, %	6	7	8	–3	3
Operating income before amortization of goodwill	2,560.3	3,854.5	4,458.4	3,732.0	3,994.3
Operating margin, %	6.3	6.4	6.8	6.3	6.7
Amortization of goodwill	–707.4	–1,089.8	–1,164.5	–1,137.0	–1,149.7
Net interest income/expense and similar items	–514.2	–892.2	–782.3	–596.8	–516.6
Share in income of associated companies	24.8	29.4	–	–	–
Income before taxes	1,363.5	1,901.9	2,511.6	1,998.2	2,328.0
Taxes	–512.0	–718.3	–997.0	–754.1	–860.4
Minority share in net income	–0.2	–0.9	–28.8	–1.8	–0.7
Net income for the year	851.3	1,182.7	1,485.8	1,242.3	1,466.9
Average number of shares after full conversion	365,123,348	365,123,348	376,659,957	382,416,866	382,408,810
Earnings per share after full taxes, after full conversion (SEK)	2.39	3.27	4.14	3.45	4.01
CASH FLOW					
Operating income before amortization of goodwill	2,560.3	3,854.5	4,458.4	3,732.0	3,994.3
Investments in fixed assets	–1,202.3	–1,764.3	–1,746.1	–1,718.6	–1,969.9
Reversal of depreciation (excluding amortization of goodwill)	942.2	1,377.2	1,493.5	1,564.1	1,645.1
Change in other operating capital employed[1]	–121.8	–164.0	982.4	–650.3	–39.5
Cash flow from operating activities	2,178.4	3,303.4	5,188.2	2,927.2	3,630.0
as % of operating income before amortization of goodwill	85	86	116	78	91
Net financial items paid	–503.5	–774.6	–794.6	–615.0	–518.4
Current taxes paid	–586.4	–575.5	–678.2	–510.9	–581.5
Free cash flow	1,088.5	1,953.3	3,715.4	1,801.3	2,530.1
as % of adjusted income	64	80	123	73	94
Free cash flow per share after full taxes, before full conversion (SEK)	3.05	5.45	10.26	4.94	6.93
Acquisitions, including cash payments from restructuring reserves	–10,944.3	–3,001.5	–1,709.7	–1,307.8	–2,362.3
Cash flow from financing activities	8,528.9	–121.1	29.5	1,572.3	–1,495.3
Cash flow for the year	–1,326.9	–1,169.3	2,035.2	2,065.8	–1,327.5
Interest-bearing net debt at beginning of year	–2,052.6	–12,418.8	–12,582.6	–9,886.8	–9,082.5
Effect of change in accounting principle	–	–	–	–	32.6
Interest-bearing net debt at beginning of year adjusted for new principle	–2,052.6	–12,418.8	–12,582.6	–9,886.8	–9,049.9
Change in loans	–8,885.2	2,452.7	–414.0	–2,095.5	832.6
Translation differences on interest-bearing net debt	–154.1	–1,447.2	1,074.6	834.0	460.7
Interest-bearing net debt at year-end	–12,418.8	–12,582.6	–9,886.8	–9,082.5	–9,084.1
CAPITAL EMPLOYED AND FINANCING					
Fixed assets (excluding goodwill)	7,895.3	9,088.9	8,401.0	8,047.6	8,266.3
Accounts receivable	8,179.5	7,656.5	6,759.5	6,736.0	7,279.0
Other operating capital employed	–9,331.6	–10,891.3	–10,269.6	–9,262.2	–10,154.6
Operating capital employed	6,743.1	5,854.1	4,890.9	5,521.4	5,390.7
as % of total sales	13.2	9.5	7.4	9.4	8.8
Shares in associated companies	602.6	42.4	–	–	–
Goodwill	15,133.7	18,639.9	16,672.2	14,777.8	14,508.3
Capital employed	22,479.4	24,536.4	21,563.1	20,299.2	19,899.0
Return on capital employed, %	11.7	15.7	20.7	18.4	20.1
Net debt	12,418.7	12,582.6	9,886.8	9,082.5	9,084.1
Net debt equity ratio, multiple	1.23	1.05	0.85	0.81	0.84
Interest coverage ratio, multiple	3.7	3.7	5.3	5.3	6.7
Minority interests	1.5	17.5	13.2	15.6	16.6
Shareholders' equity	10,059.2	11,936.3	11,663.1	11,201.1	10,798.3
Return on equity, %	8.5	10.4	11.1	8.5	10.3
Equity ratio, %	28.8	30.6	31.1	30.3	29.8
Financing of capital employed	22,479.4	24,536.4	21,563.1	20,299.2	19,899.0

[1] Including change in accounts receivable.

For definitions and calculations of key ratios, see page 73.
Operating items are labeled in green.

File No. 82-34719

The Divisions



Securitas is organized in five specialized divisions. Specialization in each of these areas makes it possible to dig deeper, understand more and become better skilled in each specialty. Jan-Ove Hansen, is a Security Supervisor for time-sharing in Trondheim, Norway, which provides standardized and cost-effective solutions for small customers in our Security Services division.



“Our challenge is to grow in line with the total market during 2005.”

SANTIAGO GALAZ
DIVISIONAL PRESIDENT SECURITY SERVICES USA

“American society is in many aspects – business, science, finance – the world's most developed and sophisticated society. This in itself creates a demand and drive for more advanced and specialized security solutions.”

Securitas provides professional security to customers in the USA. With a nationwide organization divided into 10 geographical and three specialty regions, 100 areas and 650 branch offices, Security Services USA is determined to be the premier security provider in the USA.

Our goal

Security Services USA is a market leader by size, with a nationwide local presence. Our goal is to become a leading provider of security solutions by increasing the quality of the services delivery through better adaptation to specific customer needs and by developing our employees. As a result of our critical mass, we can be a real alternative in all geographic regions and business segments.

American society is in many aspects – business, science, finance – the world's most developed and sophisticated society. This in itself creates a demand and drive for more advanced and specialized security services. In addition, the events of September 11 have raised the general awareness of threats and risks and thereby the need for quality security services. The challenge that faces the U.S. security industry is to live up to the expectations of this advanced society and change its historical orientation away from commodity to quality and service.

The market

The security market in the USA has started to grow again in 2004 and produced modest growth of approximately 3 percent. Despite the growth, many companies still sought to consolidate their suppliers and leverage their volume to create cost efficiencies in their security programs.

The market is still driven by traditional permanent guarding services. However, an emerging trend has companies looking to their suppliers to deliver specialized services within a vertical market. Currently 30 percent of our local branch offices are servicing vertical markets, small customers, specialized branches and time-sharing contracts.

Our strategy

A market leader

Securitas entered the U.S. security services market in 1999 by acquiring one of the three market leaders – Pinkerton – with a market share of 10 percent. During the following years, we made additional acquisitions that took us to a market share of almost 20 percent. These acquisitions included Burns, the largest security services company, and several regional and local companies all over the USA. With the completion of our acquisition strategy, we became a clear market leader in most commercial markets in both size and geographic coverage.

An empowered organization

As in most other countries, the traditional organizational model in the acquired companies was centralized, with large corporate offices and a lean, subordinate, field organization. In order to create a strong and viable company, the field organization had to be strengthened with authority and resources allocated to the appropriate level. Therefore, central overhead was trimmed and oriented towards support. These measures have created an organization that is in close touch with customers and can respond to specific and more advanced needs.

A clear and simple organization

The organization consists of three levels – regions, areas and branches. There are ten geographical regions, three specialized regions, a national management group, 100 areas and 650 branches, whereof 180 specialized branch offices. Our main approach is to drive the business responsibility further out into the organization from corporate offices to regions, from regions to areas and from areas to branches. With support from resources on the various levels with specialist competence, we can continuously design, adapt and provide the relevant security services.



Lead Officer Vance Richards, making the hourly inventory at Cartier in Caesar Palace, Las Vegas, Nevada where Securitas has provided security since the year 2000.



Derek Rainwater, a Security Supervisor at Alameda Medical Center in Oakland, California, talking to the nurses at the infant unit.



Security Officer Mac Gibson signing in a vehicle at a chemical plant in Baton Rouge, Louisiana.

Training on all levels

All of the acquired companies had good training models in place for the front-line people – the security officers. The strengths of these training programs were combined into one model. With the empowered organization and the new and more important role for branch managers, training and development of this core group continues to be critical.

Vertical market specialization

Once the new organization, with strong geographical branch managers, was implemented, the focus on creating specialized branches for vertical markets could be increased. Specialization gives us a better understanding of customer needs and the ability to deliver the right service. Vertical markets with specialized organizations – locally, regionally and/or nationally – exist or are under creation. Examples are energy, government, seaport, high-rise buildings, petrochemical plants, time-sharing, etc.

One company

On July 1, 2003, the more than 100,000 employees of the acquired companies came together under one name – Securitas – and one legal entity with licenses for both the local branches and the individuals was created. The merger also included establishing a common support structure, one IT platform and a uniform way of measuring and reporting financially.

Where we are

We have been through a major organizational challenge. Not only did we integrate 100,000 people and a dozen companies and cultures into one Securitas, but we did it in light of the additional challenge of changes related to September 11, 2001. In the middle of this process, we experienced an increase in temporary sales, then the market declined, including the federalization of the airport security business and the general slowdown of the economy.

What we have achieved

We are by far a market leader in size. We have built the new organizational structure and have the right people in place. We have the right training model in place. We have created one legal entity and one brand. We have dedicated security officers with competence in performing their duties and pride in representing Securitas. As a token of our achievements, the operating margin in the acquired units has risen from around 3 percent to a peak of 6 percent after September 11, 2001 to approximately 5 percent at present.

What remains to be completed

Although the organization is in place, there is a need to further train and develop the branch managers. We have very good managers in the branches, but too much of the business responsibility is still at the area level. Our business model works, but takes time to implement. Once fully implemented, we know from experience that results will come.

The creation of more specialized branches and refinement of our service delivery model will continue. Our history shows that when meeting specific needs with special solutions, the added value increases and more focus is on content rather than just price.



A Securitas patrol vehicle at a chemical plant in Geismar, Lousiana. Carrie Medina is the Securitas Site Supervisor at Equinix, the leading provider of network-neutral data centers and Internet exchange services. Field Supervisor Danny Cristoso responds to a scheduling call in the French Quarter, New Orleans, Louisiana.

We are on schedule implementing the final part of our new IT platform. At the end of 2004, half of the company was running the new systems and at the end of 2005, the implementation will be completed. This will result in greater planning efficiency and transparency when allocating resources for our customers and supporting the local branch organizations.

The priorities going forward

We have three short-term goals:

- Portfolio growth
- Price increases to compensate for increases in direct costs
- Control of fixed costs

Over the last few years, there has been no growth in the portfolio of contracts and somewhat decreasing volumes of short-term sales, resulting in a slightly negative total organic sales growth. With the reorganization completed, we can fully focus on our customers. The result is improving client retention and new sales of contracts.

During the recession years, wages for guards have only moved up modestly, while wage-related costs like medical and payroll taxes have increased more rapidly. Major efforts are put into getting full compensation for estimated cost increases in 2005.

The reduction in overhead costs has created more savings than the total margin improvement and partly compensated for the drop in gross margins in 2004. The total overhead costs are now down to below 12 percent of sales. With growing sales, the overhead cost percentages will come down further and with the current organizational structure, we can do more business without increasing costs, thus leveraging the whole platform.

We have three medium-term goals that also support the short-term goals:

- Further training and development of branch managers
- Continued creation of vertical market organizations
- Further specialization of the service model

The training of branch managers is now done region by region in a program that takes a little more than one year to complete. Vertical market organizations are first created locally, then on a regional level and finally, when appropriate, on a national level. Local and regional vertical organizations are supported by central specialist resources. We are now developing vertical organizations for the high-rise building, petrochemical plant, seaport security and healthcare markets.

When more vertical markets are created, the focus on developing service models for different segments increases. In the service models, we define all aspects of the value chain – design of the service, sales, contracts, planning operations, operations themselves and feedback to the customer.

People make the difference

In 2004, managers from the Security Services USA division graduated from the first Securitas Executive Training session. Twenty-one participants comprised of Region Presidents and Area Vice Presidents attended four sessions in four separate regions throughout the USA to critically examine how different areas of the country operate.

New in 2005 is the Branch Manager training initiative. During the course of the year, all Branch Managers within the division will participate in training and development. The detailed training program, focusing on service delivery, financial insight, sales responsibility, teamwork and developing employees will be delivered by key divisional, regional and area managers.

We have developed and implemented routines to support our field personnel in recruiting, hiring and leading employees. The recruiting guidelines, Service Heroes, include sourcing and recruiting strategies, programs and processes to attract the right people to our company.

The Securitas Center for Professional Development (SCPD), our training organization, is focused on improved performance, consistent training and lower costs across the organization.

The Securitas Online Academy was launched in the beginning of 2004. The system provides automatic training delivery, testing, scoring and reporting.

Our Securitas Security Spotlight newsletter was launched in the spring. The Spotlight gives security staff and clients timely information on current security issues and provides monthly opportunities for continuing professional development.

New courses have been developed to further refine specific services. A seaport security program fulfills new federal requirements, high-rise and commercial building specialization has been further refined with the introduction of the new High-Rise Toolkit, and our healthcare security training program has been updated.

The outlook

Our challenge is to grow in line with the total market in the USA. The main growth driver for our services comes from developments in the society as a whole. In addition, the threats to the open U.S. society generate growth in certain segments, such as the government sector with highly sensitive areas as infrastructure and energy. In step with Security Services USA developing the competence of the field organization and specialization gaining momentum, organic sales growth and margins are expected to gradually improve.



Marcus Pierre, a Security Supervisor at Siena Community Association in Las Vegas, Nevada checking a visitor's entrance. Securitas Officer Mike Tsai stops to talk to Skip O'Donnell, one of the residents at Siena Community Association, Las Vegas, Nevada a high-end gated community that Securitas is protecting.

Security Services USA

The market

Market: The market[1] for guarding services in the USA is worth approximately MSEK 102,000 and is growing by 6-8 percent annually.
Largest markets: Security Services USA is concentrated in large population centers in the western, central, northeastern and southeastern USA.
Largest competitors: Group 4 Securicor/Wackenhut, AlliedBarton, Guardsmark and Rentokil Initial, among others.
Securitas' market share: Securitas has a share of 18 percent of the U.S. market for guarding services. This does not include the market for consulting and investigation.

[1] Excluding non-outsourced operations.

Sales and market shares	Share of total division, %	Total market share, %
Specialty	17	
Regional – National	7	
Regional – Local	76	
	100	18

Financial information MSEK	2004	2003	2002
Total sales	18,845	20,881	27,360
Organic sales growth, %	*–2*	*–9*	*8*
Operating income before amortization of goodwill	923	1,169	1,733
Operating margin, %	*4.9*	*5.6*	*6.3*
Amortization of goodwill	–432	–452	–533
Operating income after amortization of goodwill	491	717	1,200
Operating capital employed	860	1,150	992
Operating capital employed as % of sales	*5*	*5*	*4*
Goodwill	5,371	6,427	8,134
Capital employed	6,231	7,577	9,126
Return on capital employed, %	*15*	*15*	*19*
Number of full year employees	98,000	101,000	93,000

For definitions, see page 73.



“Security Services Europe is expected to increase organic sales growth and profitability in 2005 exceeding the general market trend.”

TORE K. NILSEN
DIVISIONAL PRESIDENT SECURITY SERVICES EUROPE

"Going forward, Security Services Europe overall strategy is to be the preferred security provider by maintaining strong customer focus, a flat and specialized organization close to our customers, concept development and high quality services."

Security Services Europe operates in 20 countries. The organization has a strong local focus and is split in 125 areas and 850 local branches with 88,000 employees. The division has historically developed from a top-down organization into a flat, empowered organization and is now increasingly moving towards a highly customer segment-oriented organization that offers tailor-made solutions for vertical markets.

Key business drivers for Security Services Europe are invariably corporations' and society's growing prosperity and the vulnerability it entails, but also the general outsourcing trend to cut costs. Companies are increasingly focusing on core business, thereby outsourcing functions, such as security. As 85 percent of the division's customers are in the large customer segment, the demands on the services provided are high. Special risks drive special needs for adapted and customized services.

Security Services Europe offers guarding services in four major areas: permanent guarding, time-sharing services, third-party monitoring, and combined contracts.

One special business unit of the division supplies airport and seaport security. The market share in total is 15 percent.

Key events 2004

This year, Security Services Europe had a substantial breakthrough in the UK market, where we finally were able to bring the business into profit.

In the fall we decided, as from 2005, to reorganize the division from a geographical, country-oriented business to a more customer-segmented business. The new organization consists of a Large Customer segment (North, Central, South and East), a Transport and Airport Security segment and a Small Customer segment.

Division strategy

Security Services Europe's overall strategy is to be the preferred security provider, offering refined security services for large and small customers, and thereby grow the business organically with increased margins.

Market and market trends

During 2004, signs of recovery from the economic slowdown have been noticeable in the European market, although this has not yet had significant effects in the security industry, as it is traditionally late cyclically. The outsourced market for security services in Europe grew by 3 percent during 2004, still below normal figures of 6–8 percent. Nevertheless, Security Services Europe has grown by 4 percent, thereby exceeding the industry average.

The consolidation in the security market is ongoing and the competitive landscape is changing. Today, the three main players in the European market hold together approximately 35 percent of the security market, compared to 15 percent in 1990. The specialized larger security companies have gained market shares at the expense of small and medium sized players. The competitive challenges are typically increased specialization from main players and price pressure from local and regional players that offer bulk services. But there are also new players in the market, such as facility management companies offering a wide range of services for large companies. However, by constantly refining and specializing, Security Services Europe is well positioned to increase margins and gain market shares.





As from 2005, Security Services Europe has further refined the organization to meet with specific customer needs. The Airport and Seaport Security customer segment makes us better prepared to serve customers in a high risk-environment that requires special focus and attention. At Salzburg airport in Austria Securitas carry out a variety of services like screening and patrol services.

Carrie Eastwood and Joe Cleveland outside Westminster Abbey in London, UK where Securitas performs security checks on visitors entering the church.

Standards and regulations affecting the security market and quality of services are national private security laws and labor laws. There are still five countries within the European Union without special regulations for the security industry. However, 12 countries have renewed or amended their private security regulations since the year 2000, prompted by the increasing need for specialized services in both the public and the private sector. In countries with industry labor laws, there is a strong correlation between a regulated environment and maturity of the market, service quality and profitability of the security companies. Today, 16 countries of the 25 EU member states have state regulations or trade union agreements governing the private security industry.

Specialization and refinement

A new organizational structure has been implemented to increase focus on refinement, specialization and organic growth. The division has been organized into three customer-oriented business units. One is handling large customers who require permanent guarding and tailor-made solutions. The second is for small customers where the division provides standardized and cost-effective solutions, such as time-sharing services. The third one services airports and seaports, specializing in high-risk environments.

This structure will reflect and support a deeper understanding of the different value chains for large and small customers. There will also be better preparedness to handle the high-risk environments that airport and seaport services represent. The value chain for small and large customers differs in every part – the sales process, production and reporting. Each organization will be equipped to meet the current and future demands of our customers, whatever their needs are.

In markets where the division previously has developed and created specialized branches and dedicated organizations as part of the local refinement process, profitability and growth are at their best. By using the positive experience from these examples, Security Services Europe will now be able to leverage them into full-scale operations and use resources even more efficiently.

Risk management

The emphasis on risk awareness throughout the division, from the divisional level down to the branch level, is critical for the success of risk management activities. This requires a risk management organization with clear areas of responsibility for everyone and with adequate resources for the risk management activities required. The Divisional Risk Committee has the overall responsibility to ensure that there is a process throughout the division to create such awareness. Local management and country risk managers are responsible for ensuring that risk management is part of the local corporate culture at all levels within the country.

Risk must always be readily identified and analyzed so that the right preventive strategy can be adopted, particularly for accounts with high risks and catastrophic loss potential. The approach to address this is to be close to the customers to be able to analyze and understand the risks involved and the customer's risk profile.

Operational risks are related to the services provided by the division on a day-to-day basis. Each assign-


Training is very important to the organization in order to be able to provide high quality services to a demanding market. The ongoing specialization and refinement process also requires field expertise and during 2004 a number of workshops within combined solutions, time-sharing and seaport security has been held.

ment is evaluated carefully by local management, considering the risks involved at the customer's site, recruitment and training of the assigned security officers and contract terms. One important designated strategy to manage operational risks is to minimize risks connected to our people. Divisional policies for recruitment, screening and hiring exist and, to the extent legally possible, have been implemented in all of the countries of operation. In countries with an ISO-based quality program, the guidelines are integrated in the quality system and audited externally as well as internally.

During 2004, a total of seven risk reviews have been carried out (Switzerland, Norway, Sweden, UK, Spain, France and Portugal) to map out local risk management processes. These include reviewing the local risk management organization, operational risks, the contract management process, recruitment, training, instructions, high-risk accounts, claims management and so on.

In addition to this, improved risk reporting and claims management procedures have been implemented.

People make the difference

Security Services Europe's most valuable resource is its people. The guarding profession is increasingly becoming more service-oriented and often requires specialist skills. To be able to provide high-quality services to a demanding market, training is of utmost importance to the organization.

Basic training requirements vary from country to country and the basis for Security Services Europe is always the local country's national laws and regulations covering mandatory training. The number of hours required range between 24 and 250 for the first year. The security industry, including Securitas, is driving the process of establishing minimum requirements as well as developing existing programs. A case in point is Austria, where there are no legal requirements for guard training. Today, Securitas and some of its competitors are offering their security officers a joint basic training program of 77 hours in total to raise standards and increase the quality of the services.

The ongoing specialization and refinement processes in Security Services Europe are driving the need for higher management and operational training. To secure future succession within the division, an international management training program – Securitas Management Training – offers a tailor-made, year-long business specific training to European managers within the division in a joint effort with the Security Systems division.

Specialization also requires field expertise and fuels the need for segmented training. In 2004, there have been held a number of workshops for specialized branch and area managers, within, for example, combined solutions, time-sharing services, and seaport security.

In order to benchmark and gain leverage from know-how and best practices throughout the European organization, an online management publication – Bulletin Europe – has been published quarterly during 2004, featuring the time-share sales process and cost control, specialized branches, combined solutions and cross-border functions. This is also a joint production with the Security Systems division and the magazine is accessible to 1,500 managers throughout both organizations.


Anniken Lien and Håvard Oterhals both work for time-sharing in Trondheim, Norway. The service they provide is called City patrol which serves around 150 shops and offices in Trondheim.

Outlook

Going forward, Security Services Europe's overall strategy is to be the preferred security provider by maintaining strong customer focus, having a flat and specialized organization close to our customers, concept development and providing high quality services.

This will be achieved by a stronger customer-oriented organization and structure that will provide refined and specialized permanent guarding services, more combined solutions as well as grow the small customer segment. By this, Security Services Europe is expecting increased organic sales growth and profitability in 2005 exceeding the general market trend.

Security Services Europe

The market

Market: The market[1] for guarding services in Europe is worth MSEK 156,000 and is growing by 6–8 percent annually.
Largest markets: Germany, followed by France and Spain.
Largest competitors: Group 4 Securicor, Prosegur and Rentokil Initial.
Securitas' market share: Securitas has a share of 15 percent of the total European market for security services, with a share in the Nordic region of about 50 percent.

[1] Excluding non-outsourced operations.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	2,681	2,681	> 50
Norway	1,254	1,150	> 50
Denmark	256	209	35
Finland[1]	815	89	49
Germany	3,687	404	14
France	4,585	503	28
United Kingdom	1,094	82	6
Spain[1]	3,386	371	23
Switzerland[2]	373	63	16
Austria	257	28	14
Portugal	900	99	26
Belgium	1,552	170	42
The Netherlands[1]	1,521	167	20
Hungary	64	1,766	8
Poland	183	90	3
Estonia	62	106	14
Czech Republic	96	335	5
Canada	972	172	17
Mexico	201	310	2
Argentina	83	34	3
Internal sales elimination[3]	–36	–	–
Total[1,2]	23,986		

[1] Adjusted for full year sales of acquired entities.
[2] Adjusted for full year sales of divested entities.
[3] Refer to sales within Security Services Europe division.

Financial information

MSEK	2004	2003	2002
Total sales	24,006	23,359	22,949
Organic sales growth, %	*4*	*3*	*8*
Operating income before amortization of goodwill	1,812	1,699	1,611
Operating margin, %	*7.5*	*7.3*	*7.0*
Amortization of goodwill	–344	–380	–342
Operating income after amortization of goodwill	1,468	1,319	1,269
Operating capital employed	1,707	1,893	2,169
Operating capital employed as % of sales	*7*	*8*	*9*
Goodwill	4,109	4,617	4,377
Capital employed	5,816	6,510	6,546
Return on capital employed, %	*31*	*26*	*25*
Number of full year employees	88,000	86,500	87,000

For definitions, see page 73.



“The Security Systems division expects to continue to grow faster than the market and deliver increased income in 2005.”

JUAN VALLEJO
DIVISIONAL PRESIDENT SECURITY SYSTEMS

Security Systems provides security solutions for medium-sized and large customers based on the customers' needs. Our services are based on modern technology security products and our business operates in 12 European countries and in the USA.

"An important part of the strategy is to become the market leader in selected segments, for example banks and retail chains."

The overall strategy for the division is to expand the business through organic growth and strategic acquisitions. To a great extent, the market is fragmented. The main competition consists of locally strong companies and a few big established companies, in many cases struggling with their growth and profits. Security Systems is strongly focused on the medium-to-high security markets and on the medium-to-large customer groups. An important part of the strategy is to become the market leader in selected segments, for example, banks and retail chains. This principle is also guiding the choice of acquisitions. Another important element is the focus on the total security need of the customer and to deliver the whole value chain. In all countries the responsibility for alarm customers has been transferred to designated monitoring centers that also serve as security services centers. We intend to expand the division and improve profitability through a four-step strategy: developing installation and maintenance; focus on customer segments and the value chain; global sourcing with long-term partners; acquiring new platforms.

Developing installation and maintenance
New sales and project management is the focus for the installation organization. The most important part is to understand the customers' needs and to offer solutions satisfying these needs. Project management needs to be efficient and professional.

The maintenance organization takes over the customer and gives support throughout the lifetime of the installation. The ability to provide high quality service including preventive service, fault repair, customer training and extensions is creating the platform for keeping the customer also after the initial installation. The maintenance business is mainly contract based and provides a stable income, less dependent on varying market conditions.

Focus on customer segments and the value chain
To really add value, it is necessary to have a deeper knowledge of our customers' security requirements than they have themselves. This requires specialization and segmentation of our customers. The importance of specialized organizations for different customer groups has become increasingly obvious and has started in all countries where Security Systems is established. Critical volumes for such a segmentation are first found in the bigger cities and there is also where it is of most importance. One example is banks and financial institutions, another the Response concept for retail chains. During 2004 and continuing in 2005, new segments for national account customers and the fire business have been created. Further specialization will follow.

The specialization in customer segments means that Security Systems gets sufficient knowledge to be able to tailor the whole value chain for the customer.

It starts with doing a risk analysis and creating a security policy and presenting the customer with an offer. After implementation, service-center services are offered together with tools for reporting problems and taking care of the incidents and proposing improvements. This is Securitas' way to really add value to the security offering.



Planning and projecting in order to tailor-make solutions for specific customer needs is an important part of Security Systems' business.


HBOSplc

Gordon Craig (left), Bell Security (Scotland) Engineering Support Manager reviews external CCTV with HBOS bank's security Co-Ordinator Neil Drummond.

Jon Morris, Project Manager at Bell Security, programs perimeter CCTV cameras at The Business Academy Bexley – the UK government's flagship publicly funded independent school.

Global sourcing with long-term partners
The global sourcing program has continued during 2004 and we now have a number of major suppliers with whom we conduct a growing part of our business and are strengthening the dialogue with. The purpose is to reduce costs and to strengthen our offers to the different customer segments.

Acquiring new platforms
Two major acquisitions and one smaller were made during 2004. Bell Group plc, operating mainly in the UK and Ireland, and Eurotelis in France were acquired and at the end of the year, we also incorporated Struck & Partner, a company specialized in retail chains, into our German business. The two first acquisitions have their main business in the bank and financial sector. Bell is providing systems and maintenance to the major business banks in the UK and Ireland. Eurotelis provides monitoring to most French local banks. Security Systems is through the Bell acquisition now present in four of the five big countries in Europe. Through the Bell and Eurotelis acquisitions, the division has taken a leading position in the bank and financial institution segment in Europe. The division has a leading position in the UK, France, Spain, Sweden, Norway, Finland and Portugal.

Key developments in 2004
The year was characterized by increased segmentation and by the integration of the new acquisitions. Bell included businesses in Sweden, France and the Netherlands, which have all been integrated in the respective operations. Bell's small Swiss business has been divested as well as a specialized company in the smart card business in the Netherlands (Bell ID). Bell also included a professional product company in Sydney, Australia. Due to the importance of the company and the product for the bank business in the UK and Ireland, we will keep and develop this unit.

Despite harsh market conditions, profitability increased and the operating margin grew from 10.9 percent to 11.8 percent. The main reasons for this were our focus on specialization and the continued turnaround in the USA.

Bell
In the acquired Bell units, major new opportunities and areas have already been identified. The company is reorganized under new management. By introducing a flat organization, dividing installation and maintenance and giving responsibility for the profit to each respective level of the organization, new energy has been injected into the acquired units. These are the first steps to gear up the business for increased growth and profits. In addition, it should be possible to expand the business with the banks in the UK and Ireland over the next couple of years, based on experiences made in other countries where Security Systems is operating.

Security Systems Profile
A profile program has been established during 2004. It includes introducing a common name, Securitas Systems, for all companies. There are also uniform profile clothes for installers and service technicians, as well as a uniform design of vehicles and sales material. A uniform Securitas Systems profile will become visible in the market in the coming years.



Specialization and customer segmentation in Security Systems Spain has been going on for several years and the company is outgrowing the market year after year. Antonio Duran, (Operator, Security Services Europe) and Jesús Lópéz Rodrigues a Service Technician, on site at Centro Commercial Glorias in Barcelona, where Securitas recently has installed a major CCTV system.

Understanding the market

During the year, Security Systems has conducted market surveys in seven of its countries to find out the needs and preferences of the customers. The surveys have provided a clear picture of the need for a more comprehensive security solution, considering the whole value chain and giving the customer less uncertainty and more freedom in developing and extending the security systems. The study has already had an impact on our offerings to the customers. It clearly indicates that the traditional way of purchasing bits and pieces and focusing on hardware is not really what the customer wants, but rather something that the security business has pursued. It is also clear that the customer needs and preferences are very similar in all countries.

Market and market trends

The demand for technical security solutions continues to grow. In most countries where the division is operating, a vast majority of the potential customers already have at least some basic security installations. Due to the increasing vulnerability of modern business, and as a consequence of guarding services becoming more expensive, further refinement of the technical solutions has been required. Due to a changing threat situation, old security solutions become obsolete and need modernization. The awareness of this is very high among the customers, which became obvious in the market surveys mentioned above.

The total market for security installations is estimated to be of the same size as the guarding market, but with a significantly lower degree of consolidation, especially in the bigger countries. A significant consolidation could today be seen in the security product business, while the consolidation of the installation and maintenance businesses, where the Security Systems division is active, but still is not very strong. The business is characterized by many small companies acting on a local or regional market. In addition, there are a number of national or multi-national companies who are working in the traditional way. Such companies are, for example, Siemens, Tyco/ADT, Bosch and Honeywell. Many product companies still manage to sell their hardware solution to end-customers in the "bits and pieces" fashion, instead of addressing the customer's total risks and security requirements.

Over the past 15 years, efforts have been made to achieve a standardization of security products in Europe. The impact is still very limited. In most countries, there are also insurance requirements on products and installations and sometimes also on installers. To some extent, this is to maintain the quality level of the business, but for the medium to high-end market, company policies are stricter than insurance regulations. One exception is Germany, where insurance regulations still restrict the development of the security market.

Risk management

The basic business of security installation and maintenance is not a high-risk business. Two main risk scenarios could be outlined. The first one includes mistakes and unprofessional behavior, which lead to an inferior security installation and a major loss for the customer. The second one is an acceptance of the contracts that state a no cap and joint responsibility with other suppliers for new installation sites. Both scenarios require a professional approach and internal training to handle. This is provided in different training programs at the divisional level as well as at the local level.



Kjell Berg, Securitas (right) and Elling Gronnerod, Oljeselskapenes Industrivern discussing the security at the company's port facility in Oslo, Norway.

Matt Daniels, Service Technician, uses Bell Security's PDA-accessed wireless service support system during a CCTV callout at City of London client Tower 42.

People make the difference

With now more than 4,000 employees, the division needs a continuous flow of new managers. This is emphasized by the segmentation process going on in all countries requiring a new set of managers with new skills. The divisional management training program as well as the local training will be evermore important for the further development of the division.

Outlook

In three of the countries where Security Systems is operating, the split between different customer segments is already underway, showing considerable growth and further potential. In Spain, where the segmentation started several years ago, the company is outgrowing the market year after year. In Portugal, the reorganization has been going on for two years, and considerable growth is already seen. Despite being a market leader, the Norwegian business is showing strong growth. It really shows the model works. Since more countries are now following, we expect further growth also in countries which have been struggling during 2004.

The Security Systems division expects to continue to grow faster than the market and deliver increased income in 2005.

Security Systems

The market

Market: The market[1] for large alarm systems in the USA and Europe is worth MSEK 207,000. The annual growth rate in the alarm systems market is approximately 10 percent.
Largest markets: USA, followed by France, UK and Germany.
Largest competitors: USA: Stanley Security Solutions, Diebold, Siemens, Ingersoll Rand (ETC) and Tyco.
Europe: Group 4 Securicor, Siemens/Cerberus, Gunnebo, Tyco/ADT and UTC/Chubb.
Securitas' market share: Securitas has a share of 4 percent in Europe and 1 percent in the USA. In the Nordic region, its market share is 25 percent.

[1] Excluding non-outsourced operations.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	1,229	1,229	33
Norway	473	434	26
Denmark	103	84	7
Finland	367	40	23
Germany[1]	246	27	2
France[1]	766	84	3
Spain	549	60	6
United Kingdom/Ireland[1]	882	69	4
The Netherlands	188	21	2
Portugal	181	20	10
Belgium	77	9	3
USA	388	53	<1
Internal sales elimination[2]	–44	–	–
Total[1]	5,405		

[1] Adjusted for full year sales of acquired entities.
[2] Refer to sales within Security Systems division.

Financial information

MSEK	2004	2003	2002
Total sales	4,811	3,941	3,641
Organic sales growth, %	*1*	*5*	*6*
Operating income before amortization of goodwill	567	428	301
Operating margin, %	*11.8*	*10.9*	*8.3*
Amortization of goodwill	–126	–58	–54
Operating income after amortization of goodwill	441	370	247
Operating capital employed	659	703	799
Operating capital employed as % of sales	*12*	*18*	*22*
Goodwill	2,095	587	601
Capital employed	2,754	1,290	1,400
Return on capital employed, %	*21*	*33*	*22*
Number of full year employees	4,500	3,200	3,100

For definitions, see page 73.

File No. 82-34719



“Our sales are always made with the ambition to establish trust and a long-term relationship with the customer.”

DICK SEGER
DIVISIONAL PRESIDENT DIRECT

"In 2004 Direct had a 36 percent increase in new connections compared to last year."

Securitas Direct protects homes and small businesses. That places us in the lower right corner of the Securitas Market Matrix. We provide a strong value chain from sales and installation, via service and support to intervention. The customers subscribe to services including alarm equipment, 24-hour monitoring and alarm intervention services.

For families and homes we have a consumer concept that focuses on comfort, ease of use and local area service. For small businesses we provide a high level of verification to obtain intervention from public services such as police and fire departments.

The installation and technical maintenance of the alarm equipment is made by local service partners or Securitas Direct's own organization. The alarm intervention services are organized in partnership with the Security Services Europe division, local service partners or local guarding companies in different combinations.

The Aroundio service for residential customers requires persons with multi-tasking skills, whereas the small business concept has a greater need of specialists. In both concepts we are introducing new methods for alarm verification to provide more rapid, secure and accurate services.

The local partnerships are the base for quick and reliant security services. It's driven by each partner's entrepreneurship in combination with Securitas' strong brand and resources.

During 2004, we have continued to develop our concepts, from both a technical and a methodical perspective. Aroundio service – the new consumer concept – has been introduced in Norway and France during the year. The Aroundio service has previously been introduced in Finland, the Netherlands and Sweden. In 2004, Direct core operations reported a 36 percent increase in new connections compared to last year. Sales have continued to be strong in a slow-growing market. The net growth was 29 percent in monitored alarms. The larger customer base helps to further strengthen Securitas Direct's commitment to have a strong local area presence and to offer qualitative security services. The goal is to continue and improve this development also during 2005.

Market and market trends

Low market growth but stable prices

Looking at the net customer portfolio growth – that is new monitored connections less cancellations – the market has a growth of just a few percent. Decreased overall sales activity and fewer zero up-front customer offerings for installation or connection are the main explanations. Securitas Direct has during the year increased its market share in Europe. The market penetration for monitoring and intervention services is still low in Europe compared to the USA.

Customer prices have stabilized during 2003 and 2004. There is less zero up-front competition for installation and the monitoring and intervention fee levels allow for both acceptable margins and better service content. The previous years' competition, driven by economic factors rather than service quality, is almost gone.

New competition and challenges

Securitas Direct has a large number of local or regional competitors in Europe. Alarm products are being distributed via new channels, such as retail. There are also various efforts from utility providers to get into the monitoring service market in almost all European countries. The utility providers' own large potential customer bases, strong brands and value-added services are the main drivers for entering the market.

Their service offerings are often product-driven and launched with a marketing approach. There are only few of the existing security providers that are focusing on developing and improving the core service content and customer satisfaction.

As the standards for alarm products in Europe are harmonized, the launch of a standardized concept in new markets becomes easier. This enables us to focus more on developing the service quality and functionality, thus the service content will develop more quickly.

Proactive sales is the key

Door-to-door sales

A great deal of the sales process is about informing the customer about services and benefits of the concepts. This is best done at the customer's home or place of business as the product and service can be demonstrated and all the practical aspects can be explained. This goes both for small business and residential sales. In established markets, the Direct door-to-door sales are the main drivers for market and volume growth.

The service partner's local presence and thorough understanding of the service offered have a positive effect on the customer's decision process. The sales are always made with the ambition to establish trust and a long-term relationship with the customer.

Platform sales

New residential areas are the base for growth in some markets, such as Spain. With many new inhabitants, there is a drive for market and volume growth. Sales are based on national sales specialists targeting the construction business and local sales representatives targeting the new residents. Builders are contacted early during the projecting and planning phase. Apartments are pre-fitted with alarm systems and customers sometimes have a "try-the-service period" included in the price of the apartment.

Specialization and refinement of the service concept

Securitas Direct has continued to refine and specialize the business during 2004. Securitas' third-party monitoring business has been merged into a business area of its own within the Security Services Europe division.

The service content drives the long-term market growth. GSM/GPRS are becoming the primary means of alarm communication and verification. Field experience as well as customer reactions are very positive. The alarm communication is faster and verification procedures are quicker and more reliable. The next step is video for false-alarm elimination and verification of intrusion, fire and burglary. The service improves radically as intervention resources can be prioritized and better dimensioned.

The local area service form one of the core pillars of the Direct concept. Security Services Europe and Aroundio partners are fundamental for providing a quick and committed assistance to the end customer. Both organizations are undergoing strong development. Security Services Europe has made a strong commitment to develop their services by organizing time-sharing services into a dedicated business unit during 2004. Aroundio service assists the guard or the police during the daytime, when the intervention risk being delayed due to, for example, heavy traffic.



Tom Wagner, an Aroundio partner in Helsinki, Finland introducing himself to a potential customer. Establishing trust is the first key in direct sales.

A Finnish Sales Coach sums up the experiences with his team after an evening sales effort in a suburb of Helsinki, Finland. Leading by example is the best way to get a focused sales organization.



The working day of an Aroundio partner does not end when he gets home in the evening. As for all entrepreneurs there is paperwork to be done. But registering new contracts is a pleasant job.

File No. 82-34719


David Moroto is a Sales Coach in Benidorm, Spain managing a team of six people.


Juan Cobarro is a Security Specialist for Direct in Spain. As well as conducting door-to-door sales he also installs the security systems he has sold.


Alberto Mouriño and Manuel Martin Hernandez both work at the Central Process Alarm centre in Madrid.

Direct Small Business Concept
The professional installer operates in a mature and highly competitive market. The development focuses on product, service and partner sales. New concepts supporting Direct's high-security positioning have started to be implemented during 2004, strengthening Securitas position in this segment. A new, intelligent PIRCam detector will be launched during 2005.

Direct Consumer Concept
There has been a strong development of the sales and service organization for the Direct Consumer concept during 2004. The development and implementation of GPRS services for video verification will be the next step. There will still be a strong emphasis on product development and sales methodology during 2005.

The "Direct guardians" for alarm assistance and quick service are operating under a common name, Aroundio Patrol, when working in partnership with external service partners.

The concept is executed in exactly the same way wherever it is introduced, which facilitates and speeds up development and training of new people. Easy movability of the business concept has been one of the key challenges and ambitions when designing the concept.

Entrepreneurship – people make the difference
Direct is constantly looking for new sales and service partners and we make a strong commitment in selecting, training and qualifying the right candidates. Securitas Direct Business School trains people in sales, service, installation and best business practices. The training is to some extent done in class but mainly in real sales situations. It is an important tool for expanding operations in a local marketplace once the basic concepts and sales methods have been tested.

Recruitment, qualification and training
More than 500 new candidates are expected to attend a minimum three month sales training and qualifying period during 2005. Approximately one-third of these will qualify and take part in the full twelve month service partner training. The school and training team is local for each market but the training modules and methods are consistently applied.

The sales school can lead to a life-long career in sales or as a service partner. The sales school is attractive as it gives an opportunity for a sales career, creating "my own service business" as well as making an international career. Besides the sales training, entrepreneurship and mentorship are essential parts of the school's curriculum.

Direct puts major efforts into developing employees and managers with excellent sales and service records to support future expansion. All of the Nordic countries are still expanding their sales organizations offering both local and international career opportunities. Direct's sales are also growing in Belgium, Netherlands and France. A person having worked two to three years in the organization has an excellent background for further advancements in the organization.

A well balanced portfolio with low risk
Direct has many small customers, where the contract renewal dates are evenly spread throughout the year. As the customers also pay for their service in advance, the financial risk is very low. A long-term relationship with our skilled and loyal distribution channel makes us strong from both a sales and an installation perspective.

The Direct concepts are standardized and well established and our operations are mainly focused on traditional intrusion alarms. So the risk of unaccounted for claims by customers or third parties is low.


Michael Karlsson, Branch Manager for Direct in Gothenburg, Sweden discussing the alarm system at a client site with Sales Representative Anders Öhmell.

A Direct Service Technician carrying out maintenance on a client's alarm system.

Outlook – opportunity for more and better service
Technology is enabling the trend towards non-monitored alarms with integration to the contact person's mobile phone. This is a potential threat to the traditional monitoring service providers performing only alarm forwarding to contact persons, without intervention services.

There has been a double digit growth in the CCTV market in recent years, while in the intrusion alarm market growth has been lower. These two markets are now beginning to merge as small business solutions such as video functionality is starting to be integrated in intrusion alarm solutions. Direct's conceptual approach and integration skills are a good base for using this new technology and packaging it with different patrol services.

The better the service is, the higher is the customer acceptance for the service subscription. With a higher level of standardization and more efficient methods and products, the price to the market also becomes more attractive.

Direct

The market

Market: The European market[1] for small alarm systems is worth approximately MSEK 24,500, 40 percent of which is residential alarms. The long-term annual growth rate is estimated at 5–10 percent. Small alarm systems are the fastest growing area for Securitas.
Largest markets: UK, France and Spain.
Largest competitors: Group 4 Securicor, ADT/Tyco, Prosegur, as well as a number of local national competitors such as Crédit Mutuel, Hafslund, Sector and Segurmap.
Securitas' market share: Securitas' European market share for home and small alarm systems is about 11 percent, with an emphasis on the Nordic countries, where Securitas has a market share of 29 percent.

[1]Excluding non-monitored alarms.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
Sweden	477	477	34
Norway	241	221	27
Denmark	159	130	23
Finland	48	5	22
France	438	48	15
Spain	977	107	35
Switzerland	42	7	10
Portugal	50	6	8
Belgium	120	13	9
The Netherlands	73	4	4
Total	2,625		

Financial information

MSEK	2004	2003	2002
Total sales	2,625	2,177	1,816
Organic sales growth, %	*22*	*18*	*18*
Operating income before amortization of goodwill	257	196	148
Operating margin, %	*9.8*	*9.0*	*8.1*
Amortization of goodwill	–47	–49	–39
Operating income after amortization of goodwill	210	147	109
Operating capital employed	851	686	546
Operating capital employed as % of sales	*32*	*32*	*30*
Goodwill	478	527	539
Capital employed	1,329	1,213	1,085
Return on capital employed, %	*19*	*16*	*14*
Number of full year employees	3,000	2,500	2,300

For definitions, see page 73.

No. of installations	2004	2003	Change, %
Direct core operations[1]			
Installations during the period	149,272	109,504	36
Total number of connected alarms	553,709	430,686	29
Direct total operations			
Installations during the period	166,229	125,651	32
Total number of connected alarms	692,294	565,493	22

[1]Excluding third-party monitoring.

Cash Handling Services



“We see great potential over the next decade to expand our role managing cash in society.”

CLAS THELIN
DIVISIONAL PRESIDENT CASH HANDLING SERVICES



The acquisition of Valiance in France is an important strategic step for Securitas, increasing the company's market share in France from 5 percent to 40 percent.

There is a substantial potential in managing cash in society and Securitas long-term vision is to play a significant role in this process.



Michael Hadley and Michael Plaski at one of over 100 ATM machines that Securitas services for Wells Fargo in Las Vegas, Nevada, USA.

"Sharing the combined experience and capabilities of the U.S. and European operations, we are confident we can create the environment to achieve our vision to manage cash in society."

The accelerating pace of commerce, and more specifically the payments systems that facilitate it, is changing the dynamics of the entire financial supply chain. Securitas Cash Handling Services division serves this market with an integrated suite of transportation, ATM and cash management solutions. Securitas is a market leader in the USA and Europe, a position solidified by the recent acquisition of Valiance in France.

Key events 2004

During 2004, the division completed the integration of its management team into a single unit, combining the Loomis operations in the USA with the European cash handling services group. With a unified management team, the division has enhanced its ability to leverage strengths while defining a vision for future development. In addition, the division established a new risk management structure in Europe to complement the strong team already in place in the USA.

Operating income for the year increased by 39 percent compared to last year with organic sales growth of 5 percent. Moderate to strong growth was achieved in nearly all countries. The UK cash management operations (SCM UK), which have 40 percent of the total cash management market in the UK, achieved a positive turnaround largely driven by increased operating efficiencies. From a business development point of view, there are several initiatives introduced during the year that are expected to be fully realized in 2005.

Strategy

The long-term vision of the division is to manage cash in society. Traditionally, our services have been categorized into transportation and cash management. In reality, what we offer is a comprehensive cash distribution system. With the advantage of our extensive geographical network, collective knowledge and experience, we play a central role in the payment system. Our expanding eBusiness capability now enables us to offer more transformational end-to-end solutions than ever before, to financial institutions and retail enterprises.

Our market, viewed in the traditional sense continues to grow steadily, but at a moderate pace. It represents a stable foundation. However, over the longer term, our more challenging opportunities lie in viewing our value chain more broadly to access that in our market which is not yet outsourced. Today, the physical flow of cash within the payment systems is not particularly efficient. To a large degree, this results from a "silo" mentality wherein individual components of the cash flow cycle are not effectively integrated. By taking a more integrative approach to the entire value chain and with proper application of technology, we can eliminate duplicate processes, reduce transportation requirements, significantly improve information exchange and decrease the overall cost of cash with an increased level of security.

Market trends

We see an emerging trend among both banks and retailers to outsource more of their cash management needs. As in the USA, the banking industry in Europe is consolidating. A recent study covering France, Germany, Spain and the Netherlands forecasts that of the 400 central bank branches in existence in 2001, only 160 are expected to remain by 2007. In the UK, nearly all of the central bank cash processing function has been outsourced. The trend to outsource cash processing services, especially among banks is much further developed than in the USA. Securitas has actively influenced this trend in a number of European countries, including the UK, Spain and Sweden. The company's reputation for service quality has helped earn new business and we have gained valuable experience.

In the USA, while the trend of consolidation in a number of banks continues, there has been a slow expansion in the number of bank branches to nearly 90,000, an increase of approximately 2 percent in 2004. Much of the increase is in the form of retail or "supermarket" banks. This creates additional business opportunities for us based on our presence and integrated service offerings. In fact, we see an emerging interest from many banks to outsource vault operations, especially among smaller banks, which account for one third of the total branch locations.

As the U.S. Federal Reserve examines its traditional role in currency processing services, it is apparent that further change may be imminent. As in many of the European countries, greater responsibility for operating the system is being passed on to those who use it. Driven in part by the introduction of the Check 21 legislation, which will dramatically reduce the volume of checks to be processed, the Federal Reserve has closed three of its branches and may consider others in the coming year. Loomis now serves as the Cash Depot supporting the Federal Reserve from Little Rock.

Our participation in the retail segment has historically mainly been confined to armored transport with limited cash processing services. In the USA, there are 900,000 retail locations owned by multi-location retailers (five or more locations). In Europe there are in excess 3 million retail locations, many of which are part of multi-location enterprises. We estimate that the cost of cash (processing, transport, shrinkage, loss of interest) ranges between 0.7 percent and 1.5 percent of sales. Transportation services represent a small portion of this total. We see a great potential to expand our market in offering a broader end-to-end cash handling solution to retailers.

Product development

Our product development initiatives are based on the premise that value can best be achieved through proper consideration of the entire cash distribution system. Put another way, we seek to improve efficiency while reducing risk throughout the entire cash and payments supply chain. One way of achieving this is through the application of eBusiness solutions designed to make our physical network more easily accessible.

To create electronic connectivity within our customer community, we deployed our exclusive eBusiness Exchange. After just two years, our U.S. customers are processing in excess of MUSD 13,000 in cash transaction information using this tool. Orders are processed, daily activity reported and other data transferred much more efficiently and accurately than ever before. The eBusiness Exchange enables a variety of integrated solutions not otherwise possible.

One such solution is the Virtual Vault. The Virtual Vault offers banks of all sizes a way to compete in markets where they have no physical presence. The bank uses our cash distribution network – facilities, transport and processing services – supplemented by our eBusiness capabilities. We provide a comprehensive solution including electronic reconciliation of the bank's commercial customer accounts. In lieu of investing in new facilities of their own, the bank is able to use us to expand into new geographical markets. The solution may also be offered directly to national retailers.



Cash processing in Sweden. The cash handling market in Sweden has been successfully reorganized in 2004.

To address the requirements of the Check 21 legislation which dramatically impacts the check processing in the USA, Securitas has teamed with Fiserv, Inc. to develop a one stop integrated check and cash processing solution.

For the retail market segment, we have received positive response to initiatives introduced in 2004. In Sweden we are testing several new concepts, including one together with a large retail chain where we would take full responsibility for cash from the point-of-sale through to deposit. In another launched concept, we have acquired 300 deposit safes from a large bank and now offer full cash services directly to retailers. Elsewhere in Europe, most prominently in Spain, we offer Securitas Cash Shops, which allow retailers to make deposits directly and get change efficiently. In both the USA and Europe, we offer electronic safe products designed to reduce risk and increase deposit process efficiency to convenience stores and other retailers. We will develop the retail segment more in the coming years with products such as these and others under development.

Risk management

Risk management is the foundation of all cash handling services. In many respects, it is the service we provide – accepting risk on behalf of our customers and managing it to keep their people and property safe. While our insurance programs provide a safety net, success in this area depends on sound operating procedures and an intense risk management mentality among field leadership and front line people. This attitude has long been embedded in the U.S. operating culture and is now increasingly apparent also in Europe. The results are manifested in an improved loss experience trend.

To ensure this focus is emphasized, a new risk management structure has been established in Europe to complement the strong team already in place in the USA. Together, this group of experienced professionals has developed a proactive plan designed to tighten the security of current operations and to address future risk management challenges. Our organizational focus in this area will become even more important in the coming years as our cash processing operations develop into a more bank like environment.

Organization and people

This year the division completed the integration of its European and U.S. leadership structure. The Cash Handling Services division consists of ten geographical regions in Europe and the USA. The regions are supported by division level functional expertise concentrating on business development, operational development, risk management and communications.

From a business development point of view, our focus is on understanding the markets in detail in order to develop specialized solutions by integrating existing service offerings, eBusiness innovations or in some cases strategic partnerships. In addition, we encourage a sense of customer ownership among our front line people who often represent the face of our company to our customers. Especially in armored transportation work, their daily attitude plays an important role in customer satisfaction. Operationally, our objective is to support business development initiatives and to ensure quality in our existing solutions. By sharing best practices more effectively throughout our network, we are integrating a continuous improvement process in our operations. Risk management, as described above is our foundation and the basis for stability and consistent improvement.



Ann-Sofie Hedlund works as a Head Cashier at one of Securitas' Cash Centers in Malmö, Sweden. She is responsible for all incoming and outgoing cash as well as inventory and packaging of all cash leaving the center to be delivered to our customers.

Outlook

The outlook for cash handling services remains positive. The market for cash in circulation continues to grow. Moreover, we are encouraged by the emerging outsourcing trend among both financial institutions and multi-location retailers. We anticipate that this trend will be the primary driver of growth over the next decade.

We face several challenges to take full advantage of this opportunity. One challenge is to continue to enhance the perception of our industry in general. Although we now offer a range of solutions combining industry leading eBusiness capabilities with our core service offerings, we continue to face pricing pressures in many areas for transport and simple processing services.

We will continue to define integrated service solutions responsive to customer needs and improve efficiencies in the cash cycle to reduce the cost of cash to retail enterprises. We see a great potential to expand our role managing cash in society over the next decade. By taking advantage of the combined experience and capabilities of the U.S. and European operations, we are confident we can create the environment to achieve this vision.

Cash Handling Services

The market

Market: The European market for cash handling services is worth MSEK 38,500 and the U.S. market MSEK 16,500. Long-term growth is estimated at 10 percent.

Largest markets: USA, UK, France and Germany.

Largest competitors: USA: Brink's. Europe: Group 4 Securicor and Prosegur.

Securitas' market share: Securitas has a market share in Europe as a whole of about 22 percent. In the Nordic countries, its market share is about 49 percent. In the USA, the market share is 22 percent.

Sales and market shares

Country	Sales MSEK	Sales MLOC	Market share, %
USA	3,655	499	22
Sweden	860	860	>50
Norway	189	173	25
Denmark	115	94	>50
Finland	161	18	30
Germany	661	73	14
France[1]	1,766	196	34
United Kingdom	2,369	177	25
Spain	941	103	42
Switzerland	97	16	16
Austria	148	16	34
Portugal	93	10	17
Hungary	50	1,363	9
Poland	87	43	20
Czech Republic	40	141	20
Internal sales elimination	–8	–	–
Total[1]	**11,224**		

[1] Adjusted for full year sales of acquired entities.

Financial information

MSEK	2004	2003	2002
Total sales	10,082	9,207	10,447
Organic sales growth, %	*5*	*–4*	*12*
Operating income before amortization of goodwill	715	514	925
Operating margin, %	*7.1*	*5.6*	*8.9*
Amortization of goodwill	–201	–198	–196
Operating income after amortization of goodwill	514	316	729
Operating capital employed	2,780	2,348	1,952
Operating capital employed as % of sales	*25*	*25*	*19*
Goodwill	2,455	2,620	3,021
Capital employed	5,235	4,968	4,973
Return on capital employed, %	*14*	*10*	*19*
Number of full year employees	22,000	17,500	18,000

For definitions, see page 73.

File No. 82-34719



The Board of Directors and the President of Securitas AB (publ.), corporate registration number 556302-7241, with its registered office in Stockholm, hereby submit the annual report and consolidated financial statements for the 2004 financial year.

Through the acquisition of Valiance in 2004, Securitas established a significant market position in France and is now one of two main players in the French cash handling market.

Report of the Board of Directors – Corporate Governance and Dividend Policy

Securitas AB is a Swedish public company with its registered office in Stockholm, Sweden. Securitas AB, which has been listed on the Stockholm Stock Exchange since 1991, is governed by the Swedish Companies Act and Swedish stock exchange rules.

Shareholders

The principal shareholders in Securitas AB on December 31, 2004 were Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB held 11.9 percent (11.9) of the share capital and 30.3 percent (30.3) of the votes, and Melker Schörling AB, with 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. These shareholders are represented on the Board of Directors by Gustaf Douglas and Melker Schörling. The company's share capital consisted of 17,142,600 Series A-shares and 347,916,297 Series B-shares as of December 31, 2004. Each Series A-share carries ten votes and each Series B-share one vote. In the event that the company issues new Series A and B-shares, current shareholders have the preferential right to subscribe for new shares of the same series in proportion to their existing holdings.

Annual General Meeting

Shareholders are able to exercise their influence at the Annual General Meeting, which is the company's highest decision-making body. Shareholders' meetings for Securitas are held annually and are open to all shareholders in Securitas. The Annual General Meeting also provides shareholders with an opportunity to ask questions directly to the Chairman of the Board, the Board of Directors and the President and CEO, even though the company strives to respond to queries from shareholders as they arise during the year. The Annual General Meeting resolves, among other things, on the following issues:

- adoption of income statement and balance sheet;
- appropriation of the company's profit or loss;
- discharge of the Directors of the Board and the Managing Director from their liability;
- election of Directors of the Board and appointment of Auditors;
- determination of fees for the Board of Directors and the Auditors.

An invitation to the Annual General Meeting of 2005, which will be held in Stockholm on April 7, will be sent to the shareholders at least four weeks prior to the meeting.

Nomination Committee

At the Annual General Meeting held on April 6, 2004, a Nomination Committee was elected consisting of Gustaf Douglas and Melker Schörling, representing the principal owners of Securitas AB. Further, the members of the Nomination Committee were instructed by the Annual General Meeting to designate, during the third quarter 2004, another two members among the major institutional shareholders. In September 2004, Marianne Nilsson, Robur and Annika Andersson, Fourth Swedish National Pension Fund were appointed members of the Nomination Committee before the Annual General Meeting 2005.

Board of Directors

The members of the Board of Directors

The Board of Directors has eight members elected by the Annual General Meeting, three employee representatives and three deputy employee representatives. Melker Schörling, Gustaf Douglas, Thomas Berglund, Annika Falkengren, Carl Douglas, Anders Frick, Berthold Lindqvist and Fredrik Palmstierna were appointed members of the Board of Directors by the Annual General Meeting 2004. The Board of Directors re-elected Melker Schörling Chairman and Gustaf Douglas Deputy Chairman of the Board.

The responsibilities of the Board of Directors

The Board of Directors is responsible for the Group's organization and administration in accordance with the Swedish Companies Act and appoints the President and CEO, the Audit Committee and the Remuneration Committee. In addition, the Board of Directors decides on the President and CEO's salary and other remuneration. The Board meets a minimum of five times annually. At least one meeting per year involves visiting the operations of one of the Group's divisions. The Group's auditors participate in the meeting of the Board of Directors in conjunction with the yearly closing of the books.

The rules of procedure of the Board of Directors

The activities of the Board of Directors and the division of responsibility between the Board and Group Management is governed by formal rules of procedures, which are adopted by the Board each year after the Annual General Meeting. According to these rules, the Board shall decide on, among other things, the Group's overall strategy, corporate acquisitions and property investments, in addition to establishing a framework for the Group's operations by approving the Group's budget. The Board's rules of procedures are documented in a written instruction.

The work of the Board of Directors

In 2004, the Board held seven meetings. The auditors participated and presented the audit at the board meeting in February 2004. The Security Systems divisions made special presentations to the Board of strategies and financial targets in connection with the acquisition of Bell. The Cash Handling Services division made special presentations in connection with the merger of the operations in the USA and Europe, the follow up of the risk management in the division and the acquisition of Valiance. The Security Services Europe division made a special presentation of the new organization focused on Small Clients, Large Clients and Airport and Seaport security. Special attention was also paid to the implementation of International Financial Reporting Standards (IFRS). A separate description of the IFRS project and the consequences thereof was made in the third quarter interim report. During 2004 the five divisions have also presented their budgets for 2005 to the Board of Directors.

Audit Committee

The Board of Directors has established an Audit Committee that meets with Securitas' auditors at least four times per year. The committee is focused on accounting matters and the presentation of financial information, as well as overseeing risk matters. The committee presents its findings and proposals to the Board, before the Board's decision-making. The Board of Directors has re-elected Melker Schörling (Chairman) and Anders Frick as members of the Audit Committee for the period up to and including the Annual General Meeting 2005. The committee met four times in 2004. The implementation of the IFRS from January 1, 2005 has been a major topic during 2004.

Remuneration Committee

The Board has also formed a Remuneration Committee to deal with all issues regarding salaries, bonuses, options and other forms of compensation for Group Management, as well as other management levels if the committee so decides. The committee presents its proposals to the Board, before the Board's decision-making. The Board of Directors has re-elected Gustaf Douglas (Chairman), Berthold Lindqvist and the President and CEO Thomas Berglund as members of the Remuneration Committee for the period up to and including the Annual General Meeting 2005. Thomas Berglund does not participate in discussions involving his own compensation. The committee held two meetings during 2004. The proposed offer to buy back shares in connection with the Employee Shareholder Ownership Program 2002–2007 has been discussed by the committee and submitted to the Annual General Meeting for approval.

Group Management

Group Management is charged with overall responsibility for conducting the business of the Securitas Group in line with the strategy and long-term goals adopted by the Board of Directors of Securitas AB. Group Management 2004 comprised of the President and CEO, the Executive vice president and CFO and five executives, each representing a division.

Dividend Policy

The stated dividend policy of Securitas has been to declare a dividend to its shareholders of at least one third of net income each financial year. For the last ten years the dividend has been in the range of 40 to 60 percent of net income.

Going forward, the size of the dividend and its growth should not be viewed only in relation to net income but more importantly with a view to the free cash flow generation. The free cash flow generated can be used for acquisitions, debt repayment or dividends to the shareholders and sets the limits for how much cash that can be used for these together. The proportion used for each of them needs to be determined with a view to the development of the important key financial ratios, the interest cover ratio and the net debt to equity ratio. These ratios are important for the long-term credit rating of the Group and thereby the access to bank financing and the debt capital markets. Historically, dividends have amounted to between 40 and 50 percent of free cash flow in most years.

The target for key financial ratios has been to keep the interest cover ratio at a level of at least 6 and for the net debt to equity ratio to be in the range of 0.8–1.0. As the latter ratio includes the equity this means it will no longer be the best indicator of balance sheet strength with the new IFRS accounting principles with no amortization of goodwill. The discontinued amortization of goodwill has no effect on the cash flows and the net debt to equity ratio will improve much quicker as equity grows faster.

Consequently, during 2005 Securitas will switch to monitoring the free cash flow in relation to net debt or inversely the net debt in relation to free cash flow (which gives the number of years it will take to amortize the current net debt with the current free cash flow). The free cash flow in relation to net debt should in the future exceed 0.20 (or inversely be lower than five years).

With a sound free cash flow generation averaging 80 percent of adjusted income and a balanced growth strategy, comprising of both organic and acquisition driven growth, Securitas should be able to sustain a dividend level of 40-50 percent of the annual free cash flow.

With this background the Board of Directors proposes a dividend to shareholders of SEK 3.00 (2.00) per share, which is 43 percent (41) of free cash flow.

Code of Conduct

Securitas has adopted a Code of Conduct to ensure that the company upholds and promotes the highest ethical business standards. Securitas supports and respects fundamental human rights and recognizes the responsibility to observe those rights wherever Securitas operates. The company also believes in building relationships based on mutual respect and dignity with all employees. Securitas will not use forced, involuntary or underage labour and will respect the right of all employees to form and join trade unions. Securitas is an equal opportunity employer and does not tolerate bullying or harassment. Securitas also recognizes the importance of open communication with everyone who is in contact with the operations, including clients, workforce, investors and the general public.

European Group Council

Since 1996, Securitas has a European Group Council that serves as a forum for information and consultation between Group Management and the employees in Securitas' European countries of operation. The European Group Council convened twice during 2004.

Swedish Code for Corporate Governance

The new Swedish Code for Corporate Governance was published in December 2004 and is proposed to come into effect as of July 1, 2005. Securitas is positive to the establishment of the code and is currently reviewing the implications thereof for the company in order to be prepared to apply the code when it is finally implemented.

Securitas' corporate organizational structure



Shareholders
Annual General meeting (AGM)
Nomination Committee
Election of auditors
Board of Directors
Remuneration Committee
Audit Committee
Group Management
Group business development
Management development
Remuneration structure
Finance
Treasury
Risk/Insurance/Legal
Acquisitions
Divisional Management
Divisional business development
Operations
Finance
Risk
Operating Units Country/Region, Area, Branch
Country/Region business development
Operations
Finance
Risk

FINANCIAL OVERVIEW

Operations

Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries in Europe and the USA. There has been no overall change in the Group structure during 2004.

Sales and Income

Sales amounted to MSEK 59,687 (58,850). Organic sales growth adjusted for acquisitions and divestitures as well as changes in exchange rates amounted to 3 percent (–3). The organic sales growth in Security Services USA was –2 percent and for the rest of the Group 5 percent.

Sales, January–December

MSEK	2004	2003	%
Total sales	59,687	58,850	1
Acquisitions/Divestitures	–1,519	–148	
Currency change from 2003	2,214	–	
Organic sales	60,382	58,702	3

Operating income before amortization of goodwill amounted to MSEK 3,994 (3,732), which adjusted for changes in exchange rates of MSEK 104 corresponds to an increase of 10 percent. The operating margin was 6.7 percent (6.3).

Income before taxes amounted to MSEK 2,328 (1,998). Adjusted for changes in exchange rates of MSEK 27, this corresponds to an increase of 18 percent.

Income, January–December

MSEK	2004	2003	%
Income before taxes	2,328	1,998	17
Currency change from 2003	27	–	
Organic income	2,355	1,998	18

The Group's tax rate was 37.0 percent (37.7).

Earnings per share after full taxes and full conversion was SEK 4.01 (3.45), an increase of 16 percent.

File No. 82-34719

DEVELOPMENT IN THE GROUP'S DIVISIONS

Divisional Overview January–December 2004 and 2003

MSEK	Security Services USA 2004	Security Services USA 2003	Security Services Europe 2004	Security Services Europe 2003	Security Systems 2004	Security Systems 2003	Direct 2004	Direct 2003	Cash Handling Services 2004	Cash Handling Services 2003	Other and Eliminations 2004	Other and Eliminations 2003	Group 2004	Group 2003
Sales, external	18,845	20,881	23,570	22,876	4,730	3,868	2,577	2,132	9,965	9,093	–	–	59,687	58,850
Sales, intra-group	–	–	436	483	81	73	48	45	117	114	–682	–715	–	–
Total sales	**18,845**	**20,881**	**24,006**	**23,359**	**4,811**	**3,941**	**2,625**	**2,177**	**10,082**	**9,207**	**–682**	**–715**	**59,687**	**58,850**
Organic sales growth, %	***–2***	***–9***	***4***	***3***	***1***	***3***	***22***	***18***	***5***	***–4***	–	–	***3***	***–3***
Operating income before amortization of goodwill	923	1,169	1,812	1,699	567	428	257	196	715	514	–280	–274	3,994	3,732
Operating margin, %	*4.9*	*5.6*	*7.5*	*7.3*	*11.8*	*10.9*	*9.8*	*9.0*	*7.1*	*5.6*	–	–	*6.7*	*6.3*
Amortization of goodwill	–432	–452	–344	–380	–126	–58	–47	–49	–201	–198	–	–	–1,150	–1,137
Operating income after amortization of goodwill	491	717	1,468	1,319	441	370	210	147	514	316	–280	–274	2,844	2,595
Operating capital employed	860[2]	1,150[2]	1,707	1,893	659	703	851	686	2,780	2,348	–1,466	–1,259	5,391	5,521
Operating capital employed as % of sales [1]	*5*[2]	*5*[2]	*7*	*8*	*12*	*18*	*32*	*32*	*25*	*25*	–	–	*9*	*9*
Goodwill	5,371	6,427	4,109	4,617	2,095	587	478	527	2,455	2,620	–	–	14,508	14,778
Capital Employed	6,231[2]	7,577[2]	5,816	6,510	2,754	1,290	1,329	1,213	5,235	4,968	–1,466	–1,259	19,899	20,299
Return on capital employed, %	*15*	*15*	*31*	*26*	*21*	*33*	*19*	*16*	*14*	*10*	–	–	*20*	*18*

[1] Adjusted for full year sales of acquired entities.
[2] Calculated after the reversal of the sale of accounts receivable of MSEK 1,549 (1,637).

Security Services USA

After last year's completion of the merger of all operations under the Securitas name, the operations are now organized in thirteen units – ten geographical regions and three specialized countrywide regions. Five of the regions are stable in their performance and the focus is on refining services and specialization for different customer groups as airports, seaports, high rise buildings, petrochemical plants, government, etc. Three regions are still undergoing some organizational changes in order to get the right structure. The remaining five regions have the right structure, but need time to stabilize further. The focus in these five regions is on running the existing business with higher quality and precision.

At year end 2004 the new IT platform was implemented in half of the operations, with the remaining regions to be finalized during the summer of 2005. The fourth quarter 2004 saw the peak in the implementation with intensive training and other activities.

In all regions branch manager training is performed in order to enhance the local ability to run and develop the business. At the end of 2005 around 1,000 managers will have been trained.

The short term focus is on compensating upcoming cost increases with price increases. Major efforts have been made to prepare for a satisfactory outcome. With better quality and more customer focus, the customer retention is expected to improve.

Organic sales growth amounted to –2 percent (–9). The operating margin was 4.9 percent (5.6). The main reason for the margin decline of 0.7 percentage points during 2004 is the effect of price pressure, mainly the exchange of some large, more profitable contracts for less profitable ones. Another factor is the difficulty to compensate for increased wages and medical costs in the automotive region. The decline includes the full year negative margin impact from the increase of State Unemployment Insurance (SUI) at 0.3 percentage points. The increase mainly impacted California, Illinois and New York.

The contract portfolio, which generates approximately 90 percent of sales, was flat during 2004. Prices and wages increased 1.5 percent. Client retention was stable at 89 percent and staff turnover amounted to 60 percent.

After a year of no or low growth, the market started to grow again during the summer of 2004. Price competition in the market has been fierce and margins have been under pressure. During 2005 Securitas' organic sales growth is expected to turn positive and be more in line with the market, whereas margins are expected to continue to be under pressure.

Sales and organic sales growth

MUSD	Q1	Q2	Q3	Q4	Full year
2004	643	636	645	651	2,575
	0%	*–2%*	*–2%*	*–2%*	*–2%*
2003	639	646	658	665	2,608
	–10%	*–13%*	*–10%*	*–2%*	*–9%*
2002	707	735	728	668	2,838
	9%	*14%*	*13%*	*–4%*	*8%*

Operating income and operating margin

MUSD	Q1	Q2	Q3	Q4	Full year
2004	32	33	32	29	126
	5.0%	*5.1%*	*5.0%*	*4.4%*	*4.9%*
2003	35	36	38	37	146
	5.4%	*5.5%*	*5.7%*	*5.6%*	*5.6%*
2002	43	44	48	44	179
	6.0%	*6.1%*	*6.5%*	*6.6%*	*6.3%*

Security Services Europe

In Security Services Europe the focus is on further specialization and refinement of services in order to increase organic sales growth and margin expansion. During the last years, all countries have established separate units for small customers with time-sharing services. Permanent guarding for large customers has been organized in specific customer segments. Airport and seaport security also creates opportunities for faster expansion when further specialized. From January 1, 2005 the division has been organized according to these customer segments with one unit for small customers, four units for large customers and one unit for airport and seaport security. The expected effects of this further focus and specialization are more refined services to customers, continued good organic sales growth and margin improvement.

The slowdown in the market during the second half 2003 continued for the first half 2004. Sales started to pick up during *the summer and took the organic sales growth up to a level of* around 5 percent. For the full year this gave an average organic sales growth of 4 percent (3).

The contract portfolio, which generates approximately 85 percent of sales, grew by 5 percent. Both wage and price increases amount to 3 percent. The client retention rate is stable above 90 percent and staff turnover was 35 percent.

The operating margin was 7.5 percent (7.3). The margin improvement is supported by increased volume, the increased contribution of time-sharing solutions and combined contracts, and continued cost control.

Going forward the positive development in organic sales growth is expected to continue in line with the second half 2004. Along with the ongoing specialization this will generate a further increase in the operating margin.

Sales and organic sales growth

MSEK	Q1	Q2	Q3	Q4	Full year
2004	5,848	5,987	6,098	6,073	24,006
	3%	*3%*	*6%*	*5%*	*4%*
2003	5,773	5,895	5,817	5,874	23,359
	5%	*5%*	*1%*	*3%*	*3%*
2002	5,516	5,704	5,883	5,846	22,949
	8%	*11%*	*9%*	*3%*	*8%*

Operating income and operating margin

MSEK	Q1	Q2	Q3	Q4	Full year
2004	407	406	472	527	1,812
	7.0%	*6.8%*	*7.7%*	*8.7%*	*7.5%*
2003	382	402	432	483	1,699
	6.6%	*6.8%*	*7.4%*	*8.2%*	*7.3%*
2002	347	369	439	456	1,611
	6.3%	*6.5%*	*7.5%*	*7.8%*	*7.0%*

Security Systems

In Security Systems the focus is on driving organic development and to establish new and expand existing platforms. The organic development involves a first step of splitting the production organization between installation and maintenance. In a second step, the organization is split between customer segments, with banks and chain customers as important segments. Parallell to this, efficient sourcing of components has been in focus.

The addition of Bell and Eurotelis establishes the Security Systems division as a market leader in the banking segments also in the UK and France. The integration of the acquired units is proceeding according to plan. In Germany Securitas continues to build a platform with specific focus on banks.

The market has continued to be flat, but signals late in the year indicate a coming improvement. The Security Systems division's overall slow organic sales growth is also impacted by *the restructuring and foundation work being done in the UK,* France and Germany.

Organic sales growth for the full year amounted to 1 percent (5). This reflects the slow market and the impact from the ongoing restructuring in the UK, France and Germany.

The operating margin increased for the full year to 11.8 percent (10.9). Most countries show improved operating margin compared to last year. Excluding the UK, France and Germany the operating margin was 14.3 percent (12.6).

Going forward Security Systems is expected to increase organic sales growth and to continue to improve margins. The acquisitions made during 2004 will also contribute with full year effect in 2005.

Direct

The Direct business has its entire focus on organic development. During the last two years resources have been allocated to speed up the development in countries where Direct is already operating and to expand into new markets with organic start-ups.

The new consumer concept is being developed in all countries of operation with a current focus on Sweden, France and the Netherlands.

Organic sales growth amounted to 22 percent (18). In Direct's core operations the organic sales growth amounted to 28 percent (28) during 2004.

The operating margin was 9.8 percent (9.0). The increase is due to improvements in third party monitoring operations.

In Direct's core operations, the new wireless consumer concept has been introduced in the majority of its major markets. This concept generates more than 75 percent of total new systems sold. During the period 149,272 (109,504) new alarms were installed in Direct's core operations, an increase of 36 percent. This raised the total number of connected alarms by 29 percent to 553,709 (430,686). In the third party monitoring operations, 16,957 (16,147) new alarms were installed for a total of 138,585 (134,807) connected alarms. The total number of new installations by Direct thus amounts to 166,229 (125,651) and the number of connected alarms to 692,294 (565,493), an increase of 22 percent compared to 2003.

Going forward, the focus is on continued organic sales growth in existing countries and on introducing the concepts in new markets through organic start-ups. Strong organic sales growth is expected to continue with stable margins.

Cash Handling Services

The Cash Handling Services division has returned to normal operations and is step by step increasing its performance. A joint management team for the USA and Europe has been established.

Organic sales growth in Europe is back to normal levels of 5–10 percent with strong margin improvement. The cash management operations in the UK (SCM UK) and Germany are now back to business as usual with good quality in services and with improving but still weak financial performance. In Sweden the integration of volumes taken over from the central bank owned company, Pengar i Sverige AB (PSAB) has been finalized.

In the U.S. operation, decentralization and reduction of central resources have continued. The reorganization of the East Coast operations is showing good progress. Thus margins have improved during the second half 2004. Organic sales growth has turned from negative to positive during the year. To accelerate growth, the service offering is widened to include cash management.

The Cash Handling Services division established itself as a market leader in France through the acquisition of Valiance in October 2004. The integration of Valiance has been faster and more positive than expected.

Organic sales growth amounted to 5 percent (-4). The significant loss of volume in Portugal and Germany impacted the organic sales growth negatively by 2 percentage points. Valiance is included from October 16, 2004, and has contributed sales of MSEK 337 with a positive operating margin.

The operating margin was 7.1 percent (5.6). Operating income has been impacted negatively by non-recurring charges related to the integration of volumes taken over from the central bank owned company PSAB and the restructuring of the Swedish operations in the amount of MSEK 27.

Going forward, Cash Handling Services has a strong focus on completing the integration of Valiance in France, on improving organic sales growth in the USA and on continuing to develop and expand cash management services in a controlled manner. The margin is expected to show strong development in 2005.

CASH FLOW

Operating income before amortization of goodwill amounted to MSEK 3,994 (3,732).

Net investments in fixed assets after depreciation totaled MSEK –325 (–155).

Changes in accounts receivable amounted to MSEK –485 (–368) and changes in other operating capital employed amounted to MSEK 446 (–282). The changes in other capital employed include a non-recurring payment, the second installment for the so-called WELO-project in the German cash handling operation, of MSEK 184 made in February 2004. This effect is more than compensated by the positive impact of timing differences in custumer prepayments and the payments of guard wages in the fourth quarter.

Cash flow from operating activities was MSEK 3,630 (2,927), equivalent to 91 percent (78) of operating income before amortization of goodwill, which is a significant improvement compared to last year.

Free cash flow was MSEK 2,530 (1,801), equivalent to 94 percent (73) of adjusted income.

Condensed statement of cash flow according to Securitas' financial model

MSEK	2004	2003	2002
Operating income before amortization of goodwill	3,994.3	3,732.0	4,458.4
Investments in fixed assets	–1,969.9	–1,718.6	–1,746.1
Reversal of depreciation (excl. amortization of goodwill)	1,645.1	1,564.1	1,493.5
Net investments in fixed assets	–324.8	–154.5	–252.6
Change in accounts receivable	–485.1	–368.1	808.6
Change in other operating capital employed	445.6	–282.2	173.8
Cash flow from operating activities	3,630.0	2,927.2	5,188.2
Net financial items paid	–518.4	–615.0	–794.6
Current taxes paid	–581.5	–510.9	–678.2
Free cash flow	2,530.1	1,801.3	3,715.4

Securitas' financial model is described on pages 20–23. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow.

BALANCE SHEET

Capital employed and financing

The Group's operating capital employed was MSEK 5,391 (5,521) corresponding to 9 percent (9) of sales adjusted for full-year sales of acquired units. The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in an increase of the opening net liability for pensions and other benefits to employees of MSEK 821. This has resulted in a net decrease of operating capital employed of MSEK 531 after considering tax effects of MSEK 290. Further information can be found in Note 1 and 22 as well as in the section Transition to International Financial Reporting Standards 2005.

Acquisitions have increased operating capital employed by MSEK 512 during 2004. Restructuring provisions amounted to MSEK 34 (49).

Acquisitions increased consolidated goodwill by MSEK 1,803 during 2004. After amortization of MSEK 1,150 and negative translation differences of MSEK 923 total goodwill for the Group amounted to MSEK 14,508 (14,778).

The Group's total capital employed was MSEK 19,899 (20,299). The translation of foreign capital employed to Swedish kronor decreased the Group's capital employed by MSEK 1,070 during 2004. This decrease is mainly explained by the decline of the USD during the fourth quarter of 10 percent, from 7.36 to 6.61.

The return on capital employed was 20 percent (18).

The Group's net debt amounted to MSEK 9,084 (9,083). Acquisitions in 2004 increased the Group's net debt by MSEK 2,362, of which purchase payments accounted for MSEK 1,877, assumed net debt for MSEK 438 and restructuring costs paid for MSEK 47. The Group's net debt decreased by MSEK 461 during 2004 due to the translation of net debt in foreign currency to Swedish kronor.

The interest cover ratio amounted to 6.7 (5.3).

The new recommendation RR 29 Employee Benefits that came into effect on January 1, 2004, has resulted in a decrease of the opening net debt of MSEK 33 due to the reclassification of provisions for pensions and similar commitments from Interest bearing provisions to Non-interest bearing provisions. Further information can be found in Note 1 and in the section Transition to International Financial Reporting Standards 2005.

Interest expense for the period on the outstanding convertible debenture loans amounted to MSEK 95 (108).

Shareholders' equity amounted to MSEK 10,798 (11,201). The translation of foreign assets and liabilities to Swedish kronor decreased shareholders' equity by MSEK 609 during 2004. The net debt to equity ratio amounted to 0.84 (0.81).

The total number of outstanding shares amounted to 365,058,897 as of December 31, 2004. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810.

Condensed balance sheet according to Securitas' financial model

MSEK	2004	2003	2002
Operating capital employed	5,390.7	5,521.4	4,890.9
Goodwill	14,508.3	14,777.8	16,672.2
Total capital employed	19,899.0	20,299.2	21,563.1
Net debt	9,084.1	9,082.5	9,886.8
Minority interests	16.6	15.6	13.2
Shareholders' equity	10,798.3	11,201.1	11,663.1
Total financing	19,899.0	20,299.2	21,563.1

Securitas' financial model is described on pages 20–23. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

ACQUISITIONS AND DIVESTITURES

January–December 2004

MSEK	Company	Division[1]	Included from	Annual sales[2]	Purchase price[3]	Enterprise value[4]	Goodwill[5]	Of which provisions for restructuring[6]
Opening balance							14,778	49
	VNV, Netherlands[7]	Security Services Europe	n/a	–	155	155	155	–
	TCV, Spain	Security Services Europe	Apr 1	55	18	27	14	3
	Eurotelis, France	Security Systems	Jun 1	247	238	209	234	29
	Bell, UK	Security Systems	Jun 7	954	1,354	1,446	1,301	–
	Valiance, France	Cash Handling Services	Oct 16	1,522	91	458	76	–
	Struck & Partner, Germany	Security Systems	Nov 1	59	19	17	15	–
	Other acquisitions[8]			25	19	20	20	2
	Divestitures[9]			–49	–17	–17	–12	–
Total acquisitions/divestitures January – December 2004				n/a	1,877	2,315	1,803	34
Amortization of goodwill/utilization of provisions for restructuring							–1,150	–47
Translation differences							–923	–2
Closing balance							14,508	34

[1] Refers to division with main responsibility for the acquisition.
[2] Estimated annual sales at the time of the acquisition in SEK at the exchange rate at the time of the acquisition.
[3] Price paid to the seller.
[4] Purchase price plus acquired net debt.
[5] Total increase in consolidated goodwill incl. existing goodwill in the acquired company.
[6] Of the provisions for restructuring included in the opening balance and in the closing balance MSEK 27 and MSEK 31 respectively, relate to provisions for restructuring that will be reversed under IFRS in the opening balance sheet according to IFRS as per January 1, 2004 and in the closing balance sheet according to IFRS as per December 31, 2004.
[7] The last two additional payments based on the profit development in VNV during 2003. See the Annual Report 2003, page 47.
[8] Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium, contract portfolios, Finland, Vagtjensten Fredrikshavn, Denmark (additional payment), FST Beveiliging, Netherlands.
[9] Protectas Aviation Security A.G, Switzerland.

ACQUISITIONS 2004

Acquisitions increased sales by MSEK 1,519 during 2004 and Group goodwill by MSEK 1,803 leading to an increase of MSEK 104 in annual goodwill amortization.

TCV, Spain

In April Securitas Security Services in Spain acquired TCV with annual sales of MEUR 6 (MSEK 55) in security services and 230 employees. The acquisition is included in the Securitas Group as from April 1, 2004, with an enterprise value of MEUR 3.0 (MSEK 27) and a goodwill of MEUR 1.5 (MSEK 14), to be amortized over five years. The acquisition has strengthened the Spanish security services operations in the Castilla La Mancha region.

Eurotelis, France

On May 10, 2004 Securitas Security Systems in France acquired Eurotelis from the Valiance Group. Eurotelis, with 370 employees, has annual sales of MEUR 27 (MSEK 247) mainly in installation and alarm monitoring. The acquisition, which has an enterprise value of MEUR 23 (MSEK 209) and a goodwill of MEUR 26 (MSEK 234) to be amortized over ten years, is included in the Securitas Group as from June 1, 2004.

Eurotelis strengthens the position of Securitas Security Systems in France and enables Securitas to be the market leader in the bank and post segment.

Bell Group plc, UK

On May 6, 2004, Securitas and Bell Group plc announced that they had agreed the terms of a recommended cash offer by Securitas for the entire issued and to be issued share capital of Bell. The offer, which was made on the basis of 175 pence in cash for each Bell share, was declared unconditional in all respects on June 7, 2004.

Bell was founded in 1985 and listed on the London Stock exchange in 1999. The company, which has 800 employees, is mainly active in the design, installation and maintenance of security systems and is a high quality security systems provider to the financial services market in the UK and Ireland, where *it is the market leader. For 2003, the company reported sales* of MGBP 70 (MSEK 922) and an operating income before goodwill amortization and exceptional items of MGBP 5 (MSEK 66), corresponding to an operating margin of 7 percent. More than 70 percent of sales were in the UK and Ireland. Bell also has activities in some other European countries overlapping with Securitas' existing business.

The acquisition, which was financed from existing cash resources and which is included in the Securitas Group as from June 7, 2004, represents an enterprise value of MGBP 104 (MSEK 1,446), including acquired net debt of MGBP 6.8 (MSEK 92). This gives a goodwill of MGBP 94 (MSEK 1,301) to be amortized over 20 years. Bell has increased Group sales by MSEK 431. The impact of the acquisition on income before taxes is slightly negative. Synergies from the acquisitions are estimated at MGBP 3 (MSEK 41) on an annual basis and the acquisition is expected to contribute positively to income before taxes with full impact as from 2005.

With the acquisition of Bell and Eurotelis (described above) the Security Systems division has annual sales of approximately MSEK 5,500 and operations in 12 European countries and the USA. The acquisition is consistent with the four-step strategy for the division that entails splitting installation and technical maintenance, focusing on customer segments, global sourcing with long-term partners and acquiring new platforms.

Valiance Cash Handling, France

On September 30, 2004 Securitas agreed to take over personnel and certain assets representing the Valiance cash handling operations in France, that were placed under administration on July 27, 2004. The operations comprise a nationwide network of 59 local branches making Securitas one of the two main players in the French cash handling market.

The Valiance operations have annual sales of MEUR 170 (MSEK 1,522), 2,527 employees in 59 local branches with national cover and 875 vehicles. Customers are mainly the Post, banks and large retailers. Securitas has taken over personnel and certain assets from the administered company in return for a cash payment of MEUR 10 (MSEK 91) and by assuming personnel related liabilities of MEUR 9 (MSEK 81). In addition to this Securitas has assumed certain financial leases on vehicles, buildings and security equipment. This together with an expected further working capital outflow of MEUR 10 (MSEK 91), in connection with the closing of the acquisition during the first quarter 2005, will give a total capital employed of approximately MEUR 60 (MSEK 540). Goodwill from the acquisition amounts to MEUR 8 (MSEK 76).

As Securitas has only acquired or assumed the resources it needs to run the operations, the estimated restructuring costs are nominal and mainly related to the re-branding of the operations.

Valiance is included in the Securitas Group from October 16, 2004. The acquired business is expected to contribute to Group income and cash flow from the beginning of 2005.

Including the acquired Valiance operations Securitas Cash Handling Services in France has annual sales of MEUR 215 (MSEK 1,935) and approximately 3,000 employees in 66 local branches. The business is divided into 62 percent transportation, 10 percent ATM services and 28 percent cash management services.

Struck & Partner, Germany

In November 2004 Securitas Security Systems in Germany acquired Struck & Partner in Rostock with annual sales of MEUR 6.5 (MSEK 59) and 50 employees. The company is mainly active in the installation of video surveillance equipment for chain stores and will give Securitas a strong platform to expand from in this area.

The acquisition is included in the Securitas Group as from November 1, 2004 with an enterprise value of MEUR 1.8 (MSEK 17) and a goodwill of MEUR 1.7 (MSEK 15).

Acquisitions after December 31, 2004

BDM, Switzerland

In January 2005 Protectas in Switzerland acquired BDM with activities in systems installations and monitoring in the Geneva region. The company, which is a high quality systems provider with a strong position on video surveillance, has annual sales of MCHF 4.2 (MSEK 24). The acquisition is included in Securitas as from January 1, 2005 with an enterprise value of MCHF 5.2 (MSEK 30). Goodwill amounts to MCHF 4.7 (MSEK 27).

The acquisition will significantly strengthen the systems and alarm monitoring capabilities of Securitas' operations in Switzerland.

Belgacom, Belgium

In April 2001 Securitas Direct signed an agreement with Belgacom S.A. to combine their respective small alarms operations in the Benelux and France. The transaction was to be completed in three steps. As a first step, Securitas contributed its Belgian alarm operations and received a 5 percent minority interest in Alert Services Holding S.A. (ASH). As a second step in 2002, Securitas transferred its French small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. These two steps did not include any exchange of cash. ASH was consolidated in the Securitas Group as from March 1, 2002.

On January 14, 2005 Securitas announced that Belgacom has exercised its option to sell its remaining shares in ASH for MEUR 50 (MSEK 450). Through this third step, Securitas has now acquired the remaining 28 percent of the shares in ASH. This completes the Belgacom transaction that has strengthened Securitas' small alarm position in the Belgian and Dutch markets. ASH is now a wholly owned subsidiary of Securitas with sales of approximately MEUR 23 (MSEK 207) with 91,000 alarm connections in the Benelux area.

The transaction is subject to clearance by the Belgian competition authority.

OTHER SIGNIFICANT EVENTS

Update on the events of September 11, 2001

The development surrounding the events of September 11, 2001 have been presented in press releases, as well as interim and annual reports for 2001 and updated 2002, 2003 and 2004. Further information can be found in Note 28, page 87.

Long-term credit rating

The long-term credit rating for Securitas from Moody's changed in August 2004 from Baa1 with negative outlook to Baa2 with stable outlook. The Standard & Poor's long-term credit rating is BBB+ with stable outlook.

ACCOUNTING PRINCIPLES AND TRANSITION TO IFRS

The Group's accounting principles can be found in Note 1, pages 71–73. For information regarding the transition to International Financial Reporting Standards (IAS/IFRS) in 2005, please refer to the section Transition to International Financial Reporting Standards 2005, pages 99–115.

THE GROUP'S DEVELOPMENT

The development in 2004 confirms that Securitas has returned to positive organic sales growth and increased income supported by strong cash flow.

Security Services Europe, Security Systems, Direct and Cash Handling Services (which represent 77 percent of Group operating income) have together demonstrated strong organic sales growth and margin development. Security Services USA has stabilized in sales, but has not yet achieved positive organic sales growth during 2004 and is still experiencing pressure on profitability.

The outlook for 2005 is a continuing positive development in line with 2004 driven by the same divisions as in 2004. Security Services USA is expected during 2005 to turn positive in organic sales growth and be more in line with the market, whereas margins are expected to continue to be under pressure.

PARENT COMPANY OPERATIONS

The Parent Company of the Group, Securitas AB, conducts no operations. Securitas AB contains only Group Management and support functions.

PROPOSED ALLOCATION OF EARNINGS

The statements of income and the balance sheets of the Parent Company and the Group are subject to adoption by the Annual General Meeting on April 7, 2005.

The Group's non-restricted shareholders' equity according to the consolidated balance sheet amounts to MSEK 4,327.3. No transfer to restricted shareholders' equity in the Group is required.

Funds in the Parent Company available for distribution:

Retained earnings	SEK 13,815,550,416
Net income for the year	SEK 7,187,564,039
Total	**SEK 21,003,114,455**

The Board of Directors and the President propose a dividend to the shareholders of:

SEK 3.00 per share	SEK 1,095,176,691
To be carried forward	SEK 19,907,937,764
Total	**SEK 21,003,114,455**

File No. 82-34719



Consolidated Financial Statements

Our people are the essence of Securitas and they will always lend a hand, even if the task in question does not relate directly to their job. LaRonna Towles is a Security Officer at Alameda Medical Center in Oakland, USA. The demands on employees in healthcare security are high and our officers work closely with the hospital's staff to promote a safe environment for their patients.

File No. 82-34719

MSEK	NOTE	2004	2003	2002
Sales, continuing operations		58,167.6	57,886.3	61,580.8
Sales, acquired business		1,519.0	964.0	4,104.5
Total sales	5	59,686.6	58,850.3	65,685.3
Production expenses	6, 8	–46,017.8	–45,491.5	–50,625.0
Gross income		13,668.8	13,358.8	15,060.3
Selling and administrative expenses	6, 8	–9,674.5	–9,626.8	–10,601.9
Amortization of goodwill	5, 13	–1,149.7	–1,137.0	–1,164.5
Operating income	5, 7	2,844.6	2,595.0	3,293.9
Result of financial investments				
Interest income		189.5	222.3	202.2
Interest expense and similar items	9	–706.1	–819.1	–984.5
Income before taxes		2,328.0	1,998.2	2,511.6
Taxes	10	–860.4	–754.1	–997.0
Minority share in net income		–0.7	–1.8	–28.8
Net income for the year		1,466.9	1,242.3	1,485.8
Average number of shares		365,058,897	364,808,523	362,068,889
Average number of shares after full conversion		382,408,810	382,416,866	376,689,957
Earnings per share after full taxes, before full conversion (SEK)		4.02	3.41	4.10
Earnings per share after full taxes, after full conversion (SEK)		4.01	3.45	4.14
Proposed/paid dividend per share (SEK)		3.00	2.00	2.00

Supplementary information

SECURITAS' FINANCIAL MODEL – CONSOLIDATED STATEMENT OF INCOME

MSEK	2004	2003	2002
Sales, continuing operations	58,167.6	57,886.3	61,580.8
Sales, acquired business	1,519.0	964.0	4,104.5
Total sales	59,686.6	58,850.3	65,685.3
Organic sales growth, %	*3*	*–3*	*8*
Production expenses	–46,017.8	–45,491.5	–50,625.0
Gross income	13,668.8	13,358.8	15,060.3
Gross margin, %	*22.9*	*22.7*	*22.9*
Expenses for branch offices	–4,352.1	–4,435.2	–5,344.6
Other selling and administrative expenses	–5,322.4	–5,191.6	–5,257.3
Total expenses	–9,674.5	–9,626.8	–10,601.9
Operating income before amortization of goodwill	3,994.3	3,732.0	4,458.4
Operating margin, %	*6.7*	*6.3*	*6.8*
Amortization of goodwill	–1,149.7	–1,137.0	–1,164.5
Operating income after amortization of goodwill	2,844.6	2,595.0	3,293.9
Net financial items	–516.6	–596.8	–782.3
Income before taxes	2,328.0	1,998.2	2,511.6
Net margin, %	*3.9*	*3.4*	*3.8*
Taxes	–860.4	–754.1	–997.0
Minority share in net income	–0.7	–1.8	–28.8
Net income for the year	1,466.9	1,242.3	1,485.8

Securitas' financial model is described on pages 20–23. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

MSEK	NOTE	2004	2003	2002
Operations				
Operating income		2,844.6	2,595.0	3,293.9
Reversal of depreciation (including amortization of goodwill)	8, 13	2,794.8	2,701.1	2,658.0
Financial items received		227.4	223.4	194.8
Financial items paid		–745.8	–838.4	–989.4
Current taxes paid		–581.5	–510.9	–678.2
Change in accounts receivable		–485.1	–368.1	808.6
Payments from provisions for restructuring		–46.6	–27.0	–103.9
Change in other operating capital employed		445.6	–282.2	173.8
Cash flow from operations		4,453.4	3,492.9	5,357.6
Investing activities				
Investments in fixed assets		–1,969.9	–1,718.6	–1,746.1
Acquisition of subsidiaries	11	–2,315.7	–1,280.8	–1,605.8
Cash flow from investing activities		–4,285.6	–2,999.4	–3,351.9
Financing activities				
Dividend paid		–730.1	–730.1	–542.0
Conversion of convertible debenture loans		–	159.2	157.0
Securitization		67.4	47.7	0.5
Change in interest-bearing net debt excluding liquid assets		–832.6	2,095.5	414.0
Cash flow from financing activities		–1,495.3	1,572.3	29.5
Cash flow for the year		–1,327.5	2,065.8	2,035.2
Liquid assets at beginning of year		4,475.7	2,851.2	978.6
Translation differences on liquid assets		–27.8	–441.3	–162.6
Liquid assets at year-end	12	3,120.4	4,475.7	2,851.2

Change in interest-bearing net debt in 2004

	Opening balance 2004	Effect of change in accounting principle	Cash flow for the year	Change in loans	Translation differences	Closing balance 2004
Liquid assets	4,475.7	–	–1,327.5	–	–27.8	3,120.4
Other net debt	–13,558.2	32.6	–	832.6	488.5	–12,204.5
Interest-bearing net debt	–9,082.5	32.6	–1,327.5	832.6	460.7	–9,084.1

Supplementary information

SECURITAS' FINANCIAL MODEL - CONSOLIDATED STATEMENT OF CASH FLOW

MSEK	2004	2003	2002
Operating income before amortization of goodwill	3,994.3	3,732.0	4,458.4
Investments in fixed assets	–1,969.9	–1,718.6	–1,746.1
Reversal of depreciation (excluding amortization of goodwill)	1,645.1	1,564.1	1,493.5
Net investments in fixed assets	–324.8	–154.5	–252.6
Change in accounts receivable	–485.1	–368.1	808.6
Change in other operating capital employed	445.6	–282.2	173.8
Cash flow from operating activities	3,630.0	2,927.2	5,188.2
Cash flow from operating activities as % of operating income before amortization of goodwill	*91*	*78*	*116*
Net financial items paid	–318.4	–615.0	–794.6
Current taxes paid	–581.5	–510.9	–678.2
Free cash flow	2,530.1	1,801.3	3,715.4
Free cash flow as % of adjusted income	*94*	*73*	*122*
Acquisition of subsidiaries	–2,315.7	–1,280.8	–1,605.8
Payments from provisions for restructuring	–46.6	–27.0	–103.9
Cash flow from financing activities	–1,495.3	1,572.3	29.5
Cash flow for the year	–1,327.5	2,065.8	2,035.2

Securitas' financial model is described on pages 20–23. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow.

File No. 82-34719

Consolidated Balance Sheet

MSEK	NOTE	2004	2003	2002
ASSETS				
Fixed assets				
Goodwill	13	14,508.3	14,777.8	16,672.2
Other intangible fixed assets	14	431.9	384.7	263.0
Buildings and land	15	1,043.2	988.7	1,227.0
Machinery and equipment	15	4,776.8	4,080.3	4,029.5
Deferred tax assets	10	1,442.2	1,491.8	1,691.6
Interest-bearing financial fixed assets		138.2	138.7	147.3
Other long-term receivables	16	434.0	963.4	1,042.6
Total fixed assets		22,774.6	22,825.4	25,073.2
Current assets				
Inventories	17	608.6	484.2	422.7
Accounts receivable		7,279.0	6,736.0	6,759.5
Other current receivables	18	2,448.2	2,433.4	2,370.4
Short-term investments	19	2,192.1	3,435.9	2,094.6
Cash and bank deposits	19	928.3	1,039.8	756.6
Total current assets		13,456.2	14,129.3	12,403.8
TOTAL ASSETS		36,230.8	36,954.7	37,477.0
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital		365.1	365.1	363.1
Restricted reserves		6,105.9	7,455.8	7,460.6
Total restricted equity		6,471.0	7,820.9	7,823.7
Non-restricted equity				
Non-restricted reserves		2,860.4	2,137.9	2,353.6
Net income for the year		1,466.9	1,242.3	1,485.8
Total non-restricted equity		4,327.3	3,380.2	3,839.4
Total shareholders' equity		10,798.3	11,201.1	11,663.1
Minority interests		16.6	15.6	13.2
Provisions				
Provisions for pensions and similar commitments	22	851.4	32.6	34.8
Deferred tax liability	10, 23	408.8	465.0	493.2
Other provisions	23	821.2	1,607.5	1,940.7
Total provisions		2,081.4	2,105.1	2,468.7
Long-term liabilities				
Long-term convertible debenture loans	21, 24	3,940.6	3,992.9	3,996.2
Other long-term loan liabilities	24	6,201.2	7,212.8	7,401.3
Other long-term liabilities	24	90.8	231.2	231.2
Total long-term liabilities		10,232.6	11,436.9	11,628.7
Current liabilities				
Short-term convertible debenture loan	21	–	–	164.4
Other short-term loan liabilities	25	2,200.9	2,458.6	1,288.6
Accounts payable		1,411.4	1,254.7	1,336.5
Other current liabilities	26	9,489.6	8,482.7	8,913.8
Total current liabilities		13,101.9	12,196.0	11,703.3
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		36,230.8	36,954.7	37,477.0
Pledged assets	27	7.8	16.0	84.9
Contingent liabilities	28	158.4	157.1	162.4

Supplementary information

SECURITAS' FINANCIAL MODEL – CONSOLIDATED CAPITAL EMPLOYED AND FINANCING

MSEK	2004	2003	2002
Operating capital employed			
Other intangible fixed assets	431.9	384.7	263.0
Buildings and land	1,043.2	988.7	1,227.0
Machinery and equipment	4,776.8	4,080.3	4,029.5
Inventories	608.6	484.2	422.7
Accounts receivable	7,279.0	6,736.0	6,759.5
Other current receivables	2,448.2	2,433.4	2,370.4
Deferred tax assets	1,442.2	1,491.8	1,691.6
Other long-term receivables	434.0	963.4	1,042.6
Total assets	18,463.9	17,562.5	17,806.3
Deferred tax liability	408.8	465.0	493.2
Provisions for pensions and similar commitments	851.4	–	–
Other provisions	821.2	1,607.5	1,940.7
Other long-term liabilities	90.8	231.2	231.2
Accounts payable	1,411.4	1,254.7	1,336.5
Other current liabilities	9,489.6	8,482.7	8,913.8
Total liabilities	13,073.2	12,041.1	12,915.4
Total operating capital employed	5,390.7	5,521.4	4,890.9
Goodwill	14,508.3	14,777.8	16,672.2
Total capital employed	19,899.0	20,299.2	21,563.1
Operating capital employed as % of sales	9	9	7
Return on capital employed, %	20	18	21
Net debt			
Interest-bearing financial fixed assets	138.2	138.7	147.3
Short-term investments	2,192.1	3,435.9	2,094.6
Cash and bank deposits	928.3	1,039.8	756.6
Total interest-bearing assets	3,258.6	4,614.4	2,998.5
Provisions for pensions and similar commitments	–	32.6	34.8
Long-term convertible debenture loans	3,940.6	3,992.9	3,996.2
Other long-term loan liabilities	6,201.2	7,212.8	7,401.3
Short-term convertible debenture loan	–	–	164.4
Other short-term loan liabilities	2,200.9	2,458.6	1,288.6
Total interest-bearing liabilities	12,342.7	13,696.9	12,885.3
Total net debt	9,084.1	9,082.5	9,886.8
Net debt equity ratio, multiple	0.84	0.81	0.85
Minority interests	16.6	15.6	13.2
Shareholders' equity			
Share capital	365.1	365.1	363.1
Restricted reserves	6,105.9	7,455.8	7,460.6
Non-restricted reserves	2,860.4	2,137.9	2,353.6
Net income for the year	1,466.9	1,242.3	1,485.8
Total shareholders' equity	10,798.3	11,201.1	11,663.1
Total financing	19,899.0	20,299.2	21,563.1

Securitas' financial model is described on pages 20–23. Operating items are labeled in green, net debt-related items in red and goodwill, taxes and non-operating items in yellow. Items related to shareholders' equity are labeled in blue.

Consolidated Changes in Shareholders' Equity

MSEK	NOTE	Share capital	Restricted reserves	Non-restricted reserves	Total
Opening balance 2002		361.1	8,091.2	3,484.0	11,936.3
Translation differences	20	–	-1,185.9	-188.1	-1,374.0
Transfer between restricted and non-restricted reserves		–	400.3	-400.3	–
Net income for the year		–	–	1,485.8	1,485.8
Dividend paid		–	–	-542.0	-542.0
Conversion of convertible debenture loans		2.0	155.0	–	157.0
Opening balance 2003		363.1	7,460.6	3,839.4	11,663.1
Translation differences	20	–	-1,105.4	-28.0	-1,133.4
Transfer between restricted and non-restricted reserves		–	943.4	-943.4	–
Net income for the year		–	–	1,242.3	1,242.3
Dividend paid		–	–	-730.1	-730.1
Conversion of convertible debenture loans		2.0	157.2	–	159.2
Opening balance 2004 according to adopted balance sheet		365.1	7,455.8	3,380.2	11,201.1
Effects of change in accounting principle	20	–	–	-530.8	-530.8
Opening balance adjusted in accordance with new principle 2004		365.1	7,455.8	2,849.4	10,670.3
Translation differences	20	–	-610.4	1.6	-608.8
Transfer between restricted and non-restricted reserves		–	-739.5	739.5	–
Net income for the year		–	–	1,466.9	1,466.9
Dividend paid		–	–	-730.1	-730.1
Closing balance 2004		365.1	6,105.9	4,327.3	10,798.3

Travis Nivens has been with Securitas since July 2003 and is a Shift Supervisor at Esplanade in Harlem, New York, USA.

Notes and Comments to the Consolidated Financial Statements

NOTE 1 ACCOUNTING PRINCIPLES, DEFINITIONS AND CALCULATION OF KEY RATIOS

Securitas' Annual Report has been prepared in accordance with the Swedish Annual Accounts Act and the standards (RR) issued by the Swedish Financial Accounting Standards Council and statements issued by the Swedish Emerging Issues Task Force. Reference to Notes in the Accounting principles relate to notes that provide further disclosure and comment over and above information in the statement of income, statement of cash flow, balance sheet and changes in shareholders' equity.

Implementation and effects of new standards from the Swedish Financial Accounting Standards Council for 2004

RR 29 Employee Benefits (Note 22)

The accounting of defined benefit pension and other employee benefit plans, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new standard RR 29 Employee Benefits, which in all material aspects corresponds to IAS 19, came into effect on January 1, 2004. This means that defined benefit plans are now accounted for with consistent principles throughout the whole Group. The opening balance for pensions and other employee benefits has been restated as of January 1, 2004 without the comparatives being changed, which is in accordance with the transition rules of RR 29. The restated opening balance of the net liability is higher than the previous balance, calculated according to previously used accounting principles. The difference is attributable mainly to different dates of application of RR 29 and local accounting standards and the different market conditions on those dates and thus have had no significant cash flow impact. The transition to RR 29 has been accounted for as a change in accounting principles, according to RR 5 Changes in Accounting Principles.

Calculations for the defined benefit plans that exist within Securitas are carried out yearly by independent actuaries.

Costs for defined benefit plans are estimated using the so-called Projected Unit Credit method in a way that distributes the cost over the employee's working life. Obligations are valued at the present value of the expected future cash flows using a discount interest rate corresponding to the interest rate on high quality corporate bonds or government bonds with remaining term that is approximately the same as the obligations. Plan assets are measured at fair value.

Gains and losses resulting from changes in actuarial assumptions, plan experience and investment performance differing from that assumed are spread evenly in the income statement over the future working lifes of the employees in the plan to the extent that the accumulated gains and losses at the balance sheet date fall outside the so called corridor at the start of the period. This corridor corresponds to 10 percent of the higher of the defined benefit obligation and the value of plan assets at the balance sheet date.

If accounting for a defined benefit plan results in a balance sheet asset, this is reported as a net asset in the consolidated balance sheet under Other long-term receivables. Otherwise it is reported as a provision under Provisions for pensions and similar commitments. Costs related to defined benefit plans, including the interest element, are accounted for in operating income. Provisions for pensions and similar commitments are not included in net debt. Part of the provisions were previously included in net debt but has been reclassified in conjunction with the transition to RR 29.

Payments under defined contribution plans are recognized in the period in which the employees have rendered their services. The expense is taken as the contributions payable during the period.

Transition to International Financial Reporting Standards in 2005 (IFRS/IAS)

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Information and disclosure regarding the transition can be found in the section Transition to International Financial Reporting Standards 2005 on pages 99–115.

Scope of the Consolidated financial statements

The consolidated financial statements include the Parent Company Securitas AB and all companies in which Securitas AB, directly or indirectly, holds more than 50 percent of the voting rights, or exerts a decisive influence in any other manner.

Purchase method of accounting (Note 37)

The consolidated financial statements have been prepared in accordance with the purchase method of accounting, which means that the acquisition values of shares in subsidiaries are eliminated against subsidiaries' shareholders' equity at the time of acquisition including share of equity in untaxed reserves. The estimated tax liability from untaxed reserves in acquired companies has been accounted as a provision at the percentage applicable in the relevant country. Shareholders' equity of acquired companies is based on a market valuation of assets and liabilities at the time of acquisition. To the extent restructuring programs that directly follow an acquisition result in future expenses, such expenses are accounted as an appropriation to restructuring provisions. When the cost of shares of the acquired subsidiary exceeds the market value of the acquired company's net assets, consolidated goodwill arises. With this method, only that portion of the shareholders' equity of subsidiaries created after the time of acquisition is included in consolidated shareholders' equity. The consolidated statement of income includes companies acquired during the year from the time of acquisition onwards. Companies divested during the year are excluded from the time of divestiture onwards.

Joint ventures (Note 3)

The proportional method is applied to joint ventures where there is a shared controlling interest. According to this method, all statement of income and balance sheet items are posted to the consolidated statement of income and consolidated balance sheet in proportion to ownership.

Translation of foreign subsidiaries (Note 20)

All foreign subsidiaries are considered as independent foreign operations; the translation of their financial statements is effected pursuant to the current method. Each month's statement of income is translated using the exchange rate prevailing on the last day of the month, which means that income for each month is not affected by foreign exchange fluctuations during subsequent periods. Balance sheets are translated using year-end exchange rates. Translation differences arising in the conversion of balance sheets are posted directly to shareholders' equity and thus do not affect income for the year. The translation difference arising because statements of income are translated using average rates, while balance sheets are translated using year-end rates, is posted directly to non-restricted equity. Where loans have been raised to reduce the Group's foreign exchange/translation exposure in foreign net assets, exchange rate differences on such loans are offset against exchange rate differences arising in the translation of foreign net assets.

Intra-group transactions (Note 30)

Pricing of deliveries among Group companies is determined using normal business principles. Intra-group receivables and liabilities, transactions between Group companies and the resulting internal income have been eliminated.

Revenue recognition

The Group's revenue is generated from various types of security services and the sale of alarm products. Revenue from security services is accounted in the period in which it is earned. Alarm installations are recognized in revenue as they are completed, in accordance with the percentage of completion method. According to this method, revenue, expenses, and thus, income are accounted in the period in which the work was undertaken. The determination of the percentage of alarm installations that can be recognized as revenue is based on the time utilized in relation to the total estimated. Interest income and cost of borrowing are accounted in the statement of income in the period to which they are attributable.

Segment Reporting (Note 5)

The Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. Both for internal and external reporting, each division comprises a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments are made up of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic Region and USA. In addition to this the operations outside these regions are included in Rest of world. The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The total sales for the geographical split is given by the location of the sales. The location of the sales in all material aspects corresponds to the location of the customers.

RR 25 stipulates that costs in any particular segment (division) should not encompass general administrative expenses, expenses for head offices and other central expenses. These expenses are accounted under the heading Other. Moreover, the segment's assets and liabilities includes only those items that have been utilized/arisen in ongoing operations. Other balance sheet items, primarily current tax, deferred tax, and provisions for taxes, are accounted for separately under the Other heading.

Accounting for Government Grants and Disclosure of Government Assistance

Securitas as well as other employers are eligible to a number of grants in relation to employees. Grants relate to training, incentive for hiring new staff, reduction of working hours, etc. All grants are accounted for in the statement of income as a cost reduction in the same period as the related underlying cost.

Taxes (Note 10)

Provisions have been made for all taxes that are expected to be levied on income for the year, including deferred tax. Deferred tax is calculated in accordance with the liability method. Deferred tax is based on net changes in temporary differences between the book value and taxable value of assets and liabilities. The calculation of deferred tax liabilities and deferred tax claims is accounted in the same way as the underlying transactions were accounted as of the balance sheet date and refers to all taxable temporary differences, provided they do not pertain to non-deductible goodwill or subsidiary shares. Anticipated tax rates are applied in the years that the temporary differences are likely to be reversed.

A deferred tax asset is accounted when it is probable that sufficient taxable income will arise that the deferred tax asset can be offset against. Deferred tax assets are valued as of the balance sheet date, and any potential previously unvalued deferred tax asset is accounted when it is expected to be usable, or correspondingly, reduced when it is expected to be wholly or partly unusable against future taxable income.

Current and deferred taxes are posted directly to shareholders' equity if the relevant underlying transaction or event is posted directly to shareholders' equity in the period, or previous period if it pertains to an adjustment of an opening balance of retained earnings due to a change in accounting principle, or if it relates to exchange rate differences in the translation of the balance sheets of foreign subsidiaries that are posted to shareholders' equity.

Provisions are allocated for estimated taxes on dividends from subsidiaries to the parent company in the following year. Details of deferred tax liabilities that can be expected to arise on the remaining disposable income in subsidiaries are provided in the note.

Statement of cash flow

The statement of cash flow has been prepared in accordance with the indirect method. Financial items paid have been split by Financial items received and Financial items paid. Previously these two lines where included as a net in Financial items paid.

Foreign currency receivables and liabilities

When preparing the financial statements of individual companies, foreign currency-denominated receivables and liabilities have been translated using year-end exchange rates.

Where forward contracts are used to hedge commercial receivables and liabilities, the relevant forward rate is used. The premium or discount on the contract, which is the difference between the forward rate and the spot rate, is accounted in operating income.

Impairment (Notes 13–15 and Notes 35–36)

Book values are considered as of the balance sheet date to determine whether accounted values exceed the recoverable value of assets. If recoverable values are less than book value, a write-down to recoverable values is effected. Coincident with assessments of whether previous write-downs should be reversed, an assessment as to whether the assumptions underlying the determination of the recovery value have changed is undertaken. Specific ordinances apply to goodwill, implying that the reversal of previous write-downs should not be effected apart from in those cases where the write-down was caused by a particular, and unusual, external circumstance, which could not be expected to be repeated, and that a later occurrence arose that cancels the effect of the first circumstance that elicited the decision to effect a write-down. Write-downs and reversed write-downs are accounted separately.

Goodwill (Note 13)

In cases where the acquisition value of the shares in an acquired subsidiary exceeds the acquired shareholders' equity as per acquisition analysis performed at the time of acquisition, goodwill arises. Goodwill is accounted in the balance sheet at cost less accumulated amortization according to plan and any write-downs. Consolidated goodwill is amortized at 5 to 20 percent annually, depending on the type of acquired goodwill. Goodwill arising in smaller acquisitions that are largely integrated into existing organizational structures is amortized at 20 percent annually. Goodwill in well-established companies with independent, recognized brands is amortized at a rate of 10 percent annually. Goodwill in strategic acquisitions of companies with an established market position and infrastructure with an estimated life in excess of 20 years is amortized at 5 percent annually. All amortization is linear. The need for write-downs is evaluated on a continuous basis, and any write-downs are accounted separately.

Other fixed assets (Notes 14–15 and Notes 35–36)

Intangible and tangible fixed assets are accounted on the asset side of the balance sheet at acquisition value less deductions for accumulated amortization and depreciation according to plan.

Amortization and depreciation according to plan is based on historical acquisition values and estimated economic life-span. Linear depreciation is used for all asset classes, as follows:

Intangible assets	5–25 percent
Machinery and equipment	10–25 percent
Buildings and land improvements	1.5–4 percent
Land	0 percent

Leasing contracts (Note 6 and Note 15)

When a leasing contract entailes that the Group, as the lessee, essentially derives the economic benefits and bears the economic risk attributable to the leased asset – termed financial leasing – the asset is accounted as a fixed asset in the consolidated balance sheet. The corresponding obligation to pay leasing fees in the future is accounted as a liability. In the consolidated statement of income, leasing is divided between depreciation and interest. The Group has no financial leasing contracts where it is the lessor.

Operational leasing contracts, where the Group is the lessee, are accounted in the statement of income as an operating expense. In cases where the Group is the lessor, revenue is accounted as sales in the period the lease relates to. Depreciation is accounted under operating income.

Accounts receivable

Accounts receivable are accounted net after provisions for probable bad debt. Payments received in advance are accounted under Other current liabilities.

Accounts receivable that have been securitized through their sale are not accounted as receivables in the balance sheet. De-recognition is based on when criteria for legal isolation and surrender of control have been fulfilled. Provisions are made for anticipated bad debts in accordance with the same principles as accounts receivable and reduce the accounts receivable that can be securitized.

Inventories (Note 17)

Inventories are valued at the lower of cost and market at year-end according to the FIFO (first-in, first-out) principle. The necessary deductions for obsolescence have been made.

Financial Instruments: Disclosure and Presentation (Note 2)

RR 27 Financial Instruments: Disclosure and Presentation stipulates the balance sheet classification of financial instruments and the disclosures to facilitate understanding of how financial instruments influence income, financial position and cash flow. The recommendation does not stipulate when financial instruments should be recognized, or de-recognized from the balance sheet, nor does it indicate how such financial instruments should be valued.

Short-term investments (Note 19 and Note 39)

Short-term investments are accounted according to the lower of cost or market principle if they pertain to transferable securities, and at acquisition value for bank deposits.

Convertible debenture loans (Note 21 and Note 24)

Convertible debenture loans are compound financial instruments whose financial liability (the loan) and the shareholders' equity-related instrument (the issued put) should be accounted separately at the time of issue. Because both convertible debenture loan 2002/2007 series 1–4 and convertible debenture loan 1998/2003 were issued at market interest, the related shareholders' equity-related instrument constituted an insignificant portion of the issue proceeds, whereupon the convertible debenture loans were classified as financial liabilities in their entirety.

Bond loans issued (Note 24)

Bond loans issued are accounted at amortized cost, which means the present value of future payments discounted by the effective historical rate of interest at the time of issue.

Commercial paper issued (Note 25)

Commercial paper has been issued as part of a short-term Swedish commercial paper program and accounted under Other short-term loan liabilities at the original settlement value. Accrued interest is accounted under Accrued interest expenses using a linear valuation method. Due to the short tenor of issued commercial paper, the difference between accrued interest estimated linearly and by discounting is immaterial.

Derivatives (Note 2)

Loan receivables and loan liabilities hedged through forward currency contracts are valued at the spot rate on the day the hedge was entered. Forward premiums and discounts, that is the difference between the forward rate and the spot rate, are accounted as interest.

Interest rate derivatives are used for hedging purposes only and accounted through the deferral of unrealized gains and losses, known as deferral hedge accounting. As a result, the Group's gain or loss from interest rate derivatives comprises only interest income and interest expenses based on actual cash flows from interest rate derivatives. Option premiums paid are expensed over the term of the hedged position and are accounted as interest expenses.

Claim reserves (Note 23)

Claim reserves are calculated on the basis of a combination of case reserves, which represent claims reported, and IBNR (incurred but not reported) reserves. Actuarial calculations are performed quarterly to assess the adequacy of the reserves based on open claims and historical IBNR.

Exchange rates used in the Consolidated financial statements 2002–2004

Country	Currency		Weighted average 2004	Dec 2004	Weighted average 2003	Dec 2003	Weighted average 2002	Dec 2002
Norway	NOK	100	109.03	108.80	113.48	108.05	122.24	125.95
Denmark	DKK	100	122.51	121.15	122.68	122.15	122.92	123.75
Great Britain	GBP	1	13.41	12.71	13.17	12.91	14.51	14.15
Switzerland	CHF	100	590.54	582.70	598.62	582.84	622.97	632.34
Hungary	HUF	100	3.64	3.67	3.59	3.48	3.76	3.90
Poland	PLN	1	2.03	2.21	2.06	1.94	2.36	2.30
Estonia	EEK	1	0.58	0.58	0.58	0.58	0.58	0.59
Czech Republic	CZK	1	0.29	0.30	0.29	0.28	0.30	0.29
USA	USD	1	7.32	6.61	8.01	7.28	9.64	8.83
Canada	CAD	1	5.64	5.46	5.75	5.56	6.13	5.63
Mexico	MXN	1	0.65	0.59	0.74	0.65	0.99	0.86
Argentina	ARS	1	2.46	2.27	2.69	2.49	3.05	2.61
	EUR	1	9.11	9.01	9.12	9.09	9.15	9.19

DEFINITIONS

STATEMENT OF INCOME

Production expenses

Guard wages and related costs, the cost of equipment used by the guard when performing professional duties, and all other costs directly related to the performance of services invoiced.

Selling and administrative expenses

All costs of selling, administration and management including branch office expenses. The primary function of the branch offices is to provide the production with administrative support as well as to serve as a sales channel.

Gross margin

Gross income as a percentage of total sales.

Operating margin

Operating income before amortization of goodwill as a percentage of total sales.

Adjusted income

Operating income before amortization of goodwill adjusted for net financial items and current taxes.

Net margin

Income before taxes as a percentage of total sales.

STATEMENT OF CASH FLOW

Cash flow from operating activities

Operating income before amortization of goodwill adjusted for depreciation/amortization (excluding amortization of goodwill) less capital expenditures in fixed assets (excluding acquisitions of subsidiaries), change in accounts receivable and changes in other operating capital employed.

Free cash flow

Cash flow from operating activities adjusted for net financial items paid and current taxes paid.

Cash flow for the year

Free cash flow adjusted for acquisitions of subsidiaries, payments from provisions for restructuring, securitization, dividends, share issues, conversion of convertible debenture loans and change in interest-bearing net debt excluding liquid assets.

BALANCE SHEET

Operating capital employed

Capital employed less goodwill and shares in associated companies.

Capital employed

Non interest-bearing fixed assets and current assets less non interest-bearing long-term and current liabilities and non interest-bearing provisions.

Net debt

Interest-bearing fixed and current assets less interest-bearing provisions, long-term and short-term convertible debenture loans, and long-term and short-term interest-bearing loan liabilities.

Adjusted shareholders' equity

Equity adjusted for outstanding convertible debenture loans.

CALCULATION OF KEY RATIOS

Organic sales growth, actual 2004: 3%

Total sales for the year adjusted for acquisitions, divestitures and changes in exchange rates as a percentage of the previous year's total sales adjusted for divestitures.

Calculation 2004: (59,686.6-1,519.0+2,214.0)/(58,850.3-148.0)-1 = 3%

Operating margin, actual 2004: 6.7%

Operating income before amortization of goodwill as a percentage of total sales.

Calculation 2004: 3,994.3/59,686.6 = 6.7%

Earnings per share after full taxes and full conversion, actual 2004: SEK 4.01

Net income for the year adjusted for interest on convertible debenture loans after tax in relation to the average number of shares after full conversion.

Calculation 2004: ((1,466.9+68.1)/382,408,810)×1,000,000 = SEK 4.01

Cash flow from operating activities as % of operating income before amortization of goodwill, actual 2004: 91%

Cash flow from operating activities as a percentage of operating income before amortization of goodwill.

Calculation 2004: 3,630.0/3,994.3 = 91%

Free cash flow as % of adjusted income, actual 2004: 94%

Free cash flow as a percentage of adjusted income.

Calculation 2004: 2,530.1/(3,994.3-516.6-795.0) = 94%

Operating capital employed as % of total sales, actual 2004: 8.8%

Operating capital employed as a percentage of total sales adjusted for full-year sales of acquisitions.

Calculation 2004: 5,390.7/(59,686.6+1,717.9) = 8.8%

Return on capital employed, actual 2004: 20.1%

Operating income before amortization of goodwill as a percentage of the closing balance of capital employed excluding shares in associated companies.

Calculation 2004: 3,994.3/19,899.0 = 20.1%

Net debt equity ratio, actual 2004: 0.84

Net debt in relation to shareholders' equity.

Calculation 2004: 9,084.1/10,798.3 = 0.84

Interest coverage ratio, actual 2004: 6.7

Operating income before amortization of goodwill plus interest income in relation to interest expense.

Calculation 2004: (3,994.3+189.5)/623.8 = 6.7

Return on equity, actual 2004: 10.3%

Net income for the year adjusted for interest on convertible debenture loans after taxes as a percentage of average adjusted shareholders' equity weighted for new issues.

Calculation 2004: (1,466.9+68.1)/((10,798.3+3,940.6+11,201.1+3,992.9)/2) = 10.3%

Equity ratio, actual 2004: 29.8%

Shareholders' equity as a percentage of total assets.

Calculation 2004: 10,798.3/36,230.8 = 29.8%

NOTE 2 FINANCIAL RISK MANAGEMENT

Financial risk factors
The Group's business activities expose it to financial risks, for example interest rate risk and foreign currency risks.
The Group's overall financial risk management program focuses on the unpredictability of the financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

Treasury organization and activities
The aim of the treasury organization in Securitas is to support business operations by identifying, quantifying and minimizing financial risks and, to the extent possible, to take advantage of economies of scale in the treasury operations.

Subsidiaries/Divisions
Treasury operations in the subsidiaries and divisions concentrate on improving cash flow through a focus on profitability in the business operations, reduction of capital tied-up in accounts receivable and inventories, a balanced capital expenditure program and efficient local cash management.

Countries
In countries with extensive operations, liquidity surpluses and liquidity deficits in local subsidiaries are matched at country level with the help of local cashpooling solutions. In addition, Securitas operates an overall euro cashpooling structure for countries in the euro zone and an overlay cashpooling structure in U.S. dollars for subsidiaries in the USA, in which local liquidity surpluses are invested or from which local liquidity deficits are financed. All local long term financial requirements are financed directly from the Group's internal bank, Group Treasury Centre (GTC), in Dublin.

Group Treasury Centre
By concentrating the management of the financial risks in one location, in GTC in Dublin, the Group can readily monitor and control them and benefit from the skills of dedicated treasury personnel. Also by concentrating internal and external financing through GTC economies of scale can be utilized in the pricing of investments and loans. GTC is further utilized to match local liquidity surpluses and deficits between countries and cashpools.

GTC identifies, evaluates and hedges financial risks in co-operation with the operating units. The Board of Directors of Securitas AB provides written principles for overall risk management, as well as written policies covering specific areas such as foreign exchange risks, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Derivatives are utilised for three main reasons – hedging the interest rate element of external debt and changing its currency profile, gearing ratio hedging and hedging of internal borrowings and investments.

1. Interest rate risk

Interest rate risk is the risk that the Group's net income will be affected by changes in market interest rates. The Group has raised funds in mainly USD and EUR with both fixed and floating interest rates. The details of long term borrowings are disclosed in Note 24. The Group uses interest rate swaps, interest rate caps and floors, and cross currency swaps to convert the interest rate profile of this debt. Since income is tied to the customer contracts with an annual price review and this impact usually follows each country's economic development and inflation rate, interest rate risks are deemed to be minimized through short interest rate periods. Strong cash flows from operations reduce the Group's dependency on external financing and thereby also minimize interest rate risk. Other external financing requirements may arise from time to time in connection with acquisitions. The interest rate exposure on this acquisition financing is managed on a case by case basis taking into consideration the Group's goal for interest coverage and net debt to equity ratio. Details of the Group's debt profile is set out below followed by a disclosure with regard to interest rate fixings, see tables 1A and 1B.

The Group's interest coverage ratio, a measure of its ability to pay interest costs, was 6.7 as at December 31, 2004 (5.3). The Group has a target ratio of 6.0.

The ratio of the Group's net debt to shareholders' equity, the net debt to equity ratio, is a key ratio for the Group. The Group aims for the ratio never to exceed 1.35. The long-term strategy is to operate with a net debt to equity ratio, measured by balance sheet value, in the range of 0.8–1.0. Per December 31, 2004 the net debt equity ratio was 0.84 (0.81). Adjusted for securitization of accounts receivable, which is an off-balance sheet form of financing, the net debt to equity ratio was 0.98 (0.96).

Table 1A
December 2004 Total Group Interest-bearing liabilities and assets

Currency	Size MSEK	Duration (days)	Current book cost (incl. credit margin)	Interest rates +1%	Interest rates –1%
USD liabilities	–4,689	477	4.01	4.35	3.81
EUR liabilities	–5,766	66	2.39	3.78	1.80
GBP liabilities	–1,381	177	5.39	6.39	4.39
SEK liabilities	–5,790	61	2.62	3.72	1.72
Other currencies liabilities	–513	22	2.61	3.61	1.61
Total liabilities	**–18,139**	**178**	**3.12**	**4.10**	**2.49**
USD assets	1,458	29	3.03	4.03	2.03
EUR assets	1,459	33	2.69	3.69	1.69
GBP assets	310	8	4.91	5.91	3.91
SEK assets	5,627	71	2.73	3.68	1.77
Other currencies assets	201	18	2.36	3.36	1.36
Total assets	**9,055**	**55**	**2.84**	**3.81**	**1.87**
Total excluding securitization	**–9,084**	**–**	**3.40**	**4.27**	**3.04**
Securitization on MUSD 234 (MSEK 1,549)	**–**	**30**	**2.73**	**3.73**	**1.73**
Including securitization	**–**	**–**	**3.30**	**4.19**	**2.85**

Table 1B
Interest rate fixing
It is the policy of Securitas to use interest rate derivatives if required to manage its interest rate risk and as a consequence the cost of finance in the Group. The maturity of any such derivative is normally between three and four years. Group policy allows for the use of both options based and fixed rate products, however as at December 31, 2004 the derivatives portfolio did not contain any options products.

	Dec 31, 2004			Dec 31, 2005			Dec 31, 2006			Dec 31, 2007			
	Amount		Rate[1]	Amount		Rate[1]	Amount		Rate[1]	Amount		Rate[1]	Final
Ccy	MSEK	MLOC	%	MSEK	MLOC	%	MSEK	MLOC	%	MSEK	MLOC	%	maturity
USD	3,220	487	4.45	3,220	487	4.45	661	100	4.53	–	–	–	April 2007
Total	**3,220**			**3,220**			**661**						

[1]Average interest rate; includes credit margins.

2. Foreign currency risks

Financing of foreign assets – translation risk
Translation risk is the risk that the SEK value of foreign currency equity will fluctuate due to changes in foreign exchange rates.

Securitas' foreign currency capital employed at December 31, 2004 was MSEK 18,931. Capital employed is financed by loans in local currency and shareholders'equity. This means that Securitas, from a Group perspective, has shareholders' equity in foreign currency that is exposed to changes in exchange rates. Because of this, a translation risk exists, since unfavourable changes in exchange rates could have a negative effect on the Group's foreign net assets when translated to SEK.

However, Securitas has established a long-term presence in the countries in question and intends to develop these operations, which makes it important to have equity in foreign currency. For translation exposure of net assets in foreign subsidiaries, it is Securitas policy to hedge such a proportion that the Group's ratio of net debt to shareholders' equity (net debt to equity ratio) is not affected by changes in exchange rates. By keeping the net debt to equity ratio in its most important currencies, USD, EUR and GBP, at about the same level as its total net debt to equity ratio, the Group achieves a level of protection against currency fluctuations. Adjustments in the currencies are made using derivatives and loans.

The table below shows how the Group's capital employed is distributed by currency and its financing:

Table 2A

MSEK	EUR	USD	GBP	Other currencies	Total Foreign currencies	SEK	Total Group
Capital employed	9,316	6,720	2,262	633	18,931	968	19,899
Net debt	4,311	3,214	1,076	339	8,940	144	9,084
Minority interests	3	–	–4	–	–1	18	17
Net exposure	5,002	3,506	1,190	294	9,992	806	10,798
Net debt equity ratio (excl. securitization)	*0.86*	*0.92*	*0.90*	*1.13*	*0.89*	*0.18*	*0.84*

The consolidated statement of income is affected by the translation to SEK of the statements of income of foreign subsidiaries. Since these subsidiaries essentially operate only in local currency their competitive situation is not affected by changes in exchange rates, and since the Group as a whole is geographically diversified, this exposure is not hedged. Group internal currency flows between holding companies and subsidiaries in relation to dividends, trademarks and interest are normally hedged to SEK immediately the amount is agreed between the internal parties.

Transaction risk
Transaction risk is the risk that the Group's net income will be affected by changes in the value of commercial flows in foreign currencies due to fluctuating exchange rates. The exposure arises from the export and import of goods and components in the security systems operations and payments of central insurance premiums. The size of the exposure, as indicated in the table below, is limited. Hedging is done for our import/export related exposure on a continuous basis over the course of the year. An average of six months of flows is hedged.

Table 2B Net transaction exposure per currency

Currency	Equivalent value in MSEK
EUR	103
USD	–1
GBP	–21
NOK	–7
Other currencies	–22
Net total	52

3. Financing risk

The Group's short-term liquidity is ensured by maintaining a liquidity reserve (cash and bank deposits, short-term investments and the unutilized portion of committed credit facilities), which should correspond to a minimum of 5 percent of consolidated annual sales. Per December 31, 2004 the short-term liquidity reserve corresponded to 18 percent of the Group's annual sales.

The Group's long-term financing risk is minimized by ensuring that the level of long-term financing (shareholders' equity, convertible debenture loans with maturities of at least one year, long-term committed loan facilities and long-term bond loans) at least matches the Group's capital employed. Per December 31, 2004 long-term financing corresponded to 155 percent of the Group's capital employed.

Long-term financing of the Group should be well balanced among different sources. The aim is that long-term committed loan facilities and long-term bond loans should have an average maturity of more than three years. Per December 31, 2004 the average maturity was two years and six months.

The table below shows the maturity structure of the Group's committed loan facilities per December 31, 2004.

Table 3A Maturity structure of issued bonds and committed loan facilities

Maturity	<1 yr.	<2 yrs.	<3 yrs.	<4 yrs.	<5 yrs.	Total
Amount, MSEK	4,683	3,152	3,994	9,793	–	21,622
Unutilized	4,683	–	–	4,607	–	9,290

(including the securitization back up line)

Long-term committed loan facilities consist of a MUSD 800 Multi Currency Revolving Credit Facility established December 2003 with a syndicate of international banks and maturing in December 2008. Securitas also has bilateral committed credit facilities with three Swedish banks amounting to MSEK 3,000 and renewed annually for a period of 12 months. Drawings under these facilities are priced at the relevant prevailing market interest rate for the term selected. Availability of drawings under these bank facilities is subject to two covenants being maintained; Group interest cover ratio should always be above 3 and Group net debt to equity ratio should never exceed 1.35.

Within the framework of its employee incentive program established in May 2002, Securitas issued four convertible debenture loans totaling MEUR 443.5 and maturing in May 2007. The debentures can only be converted upon maturity. The interest cost is based on 90 percent of the 3-month EURIBOR, with the interest rate reset every quarter. The loans were issued to a special purpose company in Luxembourg, Securitas Employee Convertible 2002 Holding S.A. in which employees have subscribed for shares. The Luxembourg company has also raised a long-term syndicated bank loan of MEUR 400 from a syndicate of international banks. The loan matures in May 2007.

Securitas also has a Euro Medium Term Note Program with a maximum limit of MEUR 1,500 under which public and private funding can be raised in the international capital markets. Per December 31, 2004 there were two outstanding bond loans: a MEUR 350 Eurobond maturing in January 2006 and a MEUR 500 Eurobond maturing in March 2008. Both bonds carry a coupon of 6.125 percent and the entire proceeds were swapped into floating rate funding using cross currency and interest rate swaps with matching maturity dates. Both loans are listed on the Luxembourg Stock Exchange.

On June 21, 2004, Securitas renewed a securitization agreement in the USA to sell on a continuous basis undivided interests in certain eligible trade accounts receivables, to a maximum amount of MUSD 250. Securitas has a committed credit facility of MUSD 250 available only as a back up for this securitization program. The agreement expires August 31, 2007 and the related credit facility expires August 31, 2005, renewable annually thereafter. Drawings and renewals under the facility are priced based on prevailing 60 day market interest rate.

In January 2002, Securitas established a short-term Swedish commercial paper program with three Swedish banks in the amount of MSEK 5,000. The objective was to obtain access to short-term financing at competitive prices. Pricing is based on the prevailing market rates at time of issuance.

In combination with Securitas' strong cash flow, these sources of financing provide liquidity on a short and long-term basis as well as flexibility to finance the Group's expansion.

4. Credit/Counterparty risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of services are made to customers with an appropriate credit history. The Group has policies in place that limit the amount of credit exposure to any one financial institution. Investments of liquid funds may only be made in government paper or with financial institutions with a high credit rating. As at December 31, 2004 the weighted average credit rating of these institutions was short-term A1/P1. The largest weighted exposure for all instrument types to any one institution was MSEK 1,302. Derivative contracts are only entered into with relationship financial institutions with a minimum of P-1/A-1 credit rating.

Rating

In order to access international debt capital markets in an effective manner, Securitas has obtained long-term credit ratings from both Standard & Poor's and Moody's. The rating from Standard & Poor's is BBB+ with stable outlook and the rating from Moody's is Baa2 with stable outlook. The Swedish short-term rating is K-1 from Standard and Poor's.

Fair value of financial instruments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

– Cash and bank deposits and short-term investments: carrying amounts approximate fair values.

– Derivative and other financial instruments: fair values are estimated based on quoted market prices, on prices provided by independent brokers, or are calculated on best market prices. The prices used are clean prices that is the fair values stated exclude accrued interest.

– Debt: fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

MSEK	Total fair value Group	Total book value Group
Net debt		
Cash and bank deposits	928.3	928.3
Short-term investments	2,192.1	2,192.1
Interest-bearing financial fixed assets	138.0	138.2
Bank overdraft facilities	–73.7	–73.7
Short-term loan liabilities	–2,120.3	–2,120.0
Foreign currency forward contracts[1]	–5.0	–7.2
Total other short-term loan liabilities	–2,199.0	–2,200.9
Long-term loan liabilities	–12,673.4	–12,146.0
Foreign currency forward contracts[1]	2,010.5	2,004.2
Total long-term loan liabilities	–10,662.9	–10,141.8
Total net debt	–9,603.5	–9,084.1
Other capital employed		
Accrued interest income and prepaid financial expenses	506.6	506.6
Accrued interest and financial expenses	–465.7	–465.7
Total other capital employed	40.9	40.9
Off balance sheet instruments		
Cross currency interest rate swaps	370.9	–
Interest rate swaps	39.8	–
Interest rate options	–	–
Foreign currency forward contracts	–	–
Total off balance sheet instruments	410.7	
Total	–9,151.9	–9,043.2

[1] Cross currency interest rate swaps were used to convert the currency of the proceeds received from Securitas' two bond issues and adjust the interest rate profile from fixed to floating. Included in the calculation above of Long-term loan liabilities is the valuation of these bonds. Please note that part of the change in value relating to the bonds reflects the tightening of Securitas' credit spread since issue date. The marked to market value is estimated at MSEK –137.1 as at December 31, 2004. Securitas enters into all financial instruments assuming a going concern principle. All financial instruments seek to minimise potential adverse effects on the Group's profitability due to volatility in the financial markets.

NOTE 3 TRANSACTIONS WITH RELATED PARTIES

Joint ventures

The Securitas Group includes only one company, Securitas Direct S.A. (Switzerland), in which its share of the voting rights is 50 percent. Due to the negligible impact of this company on the Group's earnings and financial position, it is not reported separately in the consolidated statement of income or balance sheet.

Other

Information on remuneration to the Board of Directors and Senior Management is given in Note 4. Information on total payroll expenses for the Board of Directors and the Presidents of the Group is reported in Note 7.

For information on the Parent Company's transactions with affiliated parties, refer to Note 30 and Note 32.

NOTE 4 REMUNERATION TO THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

General

Principles

The Chairman of the Board and the Directors receive fees in accordance with the decision of the Annual General Meeting. No separate fees are paid for committee work. Neither the President and CEO nor the employee representatives receive directors' fees.

The compensation paid to the President and CEO and other members of Group Management consist of a base salary, variable compensation and pension.

The variable compensation varies between zero and the maximum amount as follows. For the President and CEO the variable compensation is maximized at 50 percent of his base salary. For the other members of Group Management, the bonus is maximized at 50–75 percent of their base salaries. The variable compensation is based on performance relative to earnings improvement (and in certain cases cash flow improvements) for the individual responsibility level (Group or Division).

The total cost of fixed and variable compensation is decided each year to an amount that includes all compensation costs for the Company, including social security costs. The total cost concept allows the President and CEO and other members of Group Management to allocate part of their fixed and variable compensation to other benefits, for example pension benefits.

The total compensation in some cases further includes long-term incentive programs.

Planning and decision making process

The Board's remuneration committee deals with all the above issues regarding the President and CEO and other members of Group Management as well as other management levels if the committee so decides. The committee presents its proposals to the Board of Directors, which takes all decisions.

The members of the remuneration committee are Gustaf Douglas (chairman), Berthold Lindqvist and the President and CEO (Thomas Berglund does however not participate in discussions involving his own compensation). The committee held one meeting during 2004.

Remuneration during the year

Group Management remuneration related to 2004

MSEK	Base salary	Other benefits	Variable compensation	Long-term incentive	Pension	Total remuneration
Chairman of the Board	0.8	–	–	–	–	0.8
Other Directors	2.2	–	–	–	–	2.2
President and CEO	11.5	0.0	0.6	0.0	–	12.1
Other members of Group Management (6 persons)	27.3	4.6	11.4	1.4	4.4	49.1
Total	41.8	4.6	12.0	1.4	4.4	64.2

Above information refers to full year remuneration for the Group Management. Other benefits include customary expatriate benefits. The Board of Directors and the President and CEO have no pension benefits.

Board of Directors

For the 2004 financial year, the Chairman Melker Schörling received a director's fee of MSEK 0.75. The other Directors received an aggregate fee of MSEK 2.2. The Board of Directors is not entitled to any other compensation except for travel and lodging expenses.

President and Chief Executive Officer

During the 2004 financial year, Thomas Berglund received a salary equivalent to MSEK 11.5. A variable compensation of MSEK 0.6 for 2004 performance will be paid out 2005. Thomas Berglund has received a long term incentive during the year, see below under Incentive programs.

The President and CEO has no pension benefits from the Company and the Company pays no pension insurance for the President and CEO. The retirement age for the President and CEO is 65 years.

If the employment is terminated by the Company, the President and CEO is entitled to compensation equivalent to 12 months salary as from the date of termination.

Other members of Group Management

The other members of Group Management are; Håkan Winberg (Executive Vice President and CFO), Santiago Galaz, Tore K. Nilsen, Dick Seger, Clas Thelin and Juan Vallejo (Divisional Presidents). During the financial year 2004 their aggregated fixed salaries amounted to MSEK 27.3 and other salary benefits to MSEK 4.6. The aggregate variable compensation for 2004 performance amounted to MSEK 11.4, whereof MSEK 9.5 will be paid out in 2005.

These six members of the Group Management have individual pension plans. The retirement age for these members of Group Management is 65 years.

Under the total cost concept, as described under Principles above, each member can allocate part of his remuneration to a defined contribution pension premium. One member has a defined benefit plan (Swedish ITP plan) but can also allocate part of their remuneration to a defined contribution premium.

The ITP plan guarantees a lifetime pension from age 65. The pension amount is a certain percentage of the final salary depending on age however maximised to a salary of MSEK 1.2 per employee. This pension benefit is funded through annual premiums paid by the Company during the term of employment.

All members have defined contribution pension plans for which pension premiums are allocated from the member's total remuneration and paid by the Company during the term of employment. These premiums can vary but are limited to amounts deductible for tax purposes by the Company.

During 2004 the pension costs for the Group Management amounted to MSEK 4.4. No pension benefits are conditioned by future employment.

If the employment is terminated by the Company these members of Group Management are entitled to compensation equivalent to 12 months salary as from the date of termination and in relevant cases the portion of the variable and the long-term incentive programs.

Incentive programs

Long-term incentive

In 1998 the Board of Directors established a long-term incentive program based on the market performance of the Securitas share for the Group Management members. In 1999 this program was discontinued and the balance was transferred to a single-premium insurance policy whereafter Securitas has not and will not incur further expenses in this respect.

Following a decision by the Board of Directors on February 6, 2004, the President and CEO Thomas Berglund received a long-term bonus payment on March 16, 2004. The gross amount paid out including social security charges and before tax amounted to MSEK 145.0 and corresponded to a value linked to the average stock price of 1,222,709 Securitas B-shares. The company received a corresponding amount from the insurance company. There is currently no new long term incentive program in place for the President and CEO.

A similar insurance agreement as described above exists for two other members of Group Management. Tore K. Nilsen received a long-term bonus payment on January 31, 2005. The gross amount paid out including social security charges and before tax amounted to MSEK 14.5 and corresponded to a value linked to the average stock price of 147,658 Securitas B-shares. The company received a corresponding amount from the insurance company in January 2005.

Provided that Juan Vallejo will remain employed by Securitas at least until December 31, 2005, the value of this policy, corresponding to a value linked to the average stock price of 406,706 Securitas B-shares, will be paid out in January 2006. The bonus reserve and insurance policy for Juan Vallejo amount to MSEK 48.9.

For three other members of the Group Management a long-term incentive plan exist in which the maximum compensation is limited to three to five years base salary.

The compensation is based on the earnings development in the divisions for which the members are responsible. During 2004 a long-term incentive plan earned up to the end of 2002 was paid out amounting to MSEK 6.4. Two plans started in 2003 for a period until 2005 and 2006 respectively. Any payment will be received in 2006 or 2007 respectively. The accumulated provision for these plans amounted to MSEK 1.4 as per December 31, 2004.

Convertible debenture loans

The Group Management has participated in Securitas' convertible debenture loan program 2002/2007 Series 1–4 by acquiring shares in Securitas Employee Convertible 2002 Holding S.A. The shares have been acquired at market price according to an offer to all employees in April 2002. The strike price of the option is SEK 182.90 – 291.92 (denominated in EUR 20.30 – 32.40) per share. Any funding cost for participating in the program is carried by the employee. See further description in Note 21.

Group Management's holdings through acquisitions on the stock market or through acquisitions through convertible debenture loans are detailed in the table below.

Group Management's holdings of Securitas B-shares and shares in the incentive program[1]

	B-shares		Incentive program[2]		Other[3]	
	2004	2003	2004	2003	2004	2003
Thomas Berglund[4]	501,608	1,608	126,756	126,756	–	500,000
Håkan Winberg	525,000	525,000	126,756	126,756	–	–
Santiago Galaz[5]	175,000	175,000	126,756	126,756	–	–
Tore K. Nilsen	20,013	20,013	126,756	126,756	–	–
Dick Seger	26	26	126,756	126,756	–	–
Clas Thelin	50,000	–	–	–	–	–
Juan Vallejo	103,000	103,000	126,756	126,756	–	–

[1] Information refers to shareholdings as of February 2005 and February 2004.

[2] Refers to the corresponding number of Series B-shares after full conversion of the convertible debenture loan 2002/2007 Series 1–4 based on holdings of shares in Securitas Employee Convertible 2002 Holding S.A. See above under Convertible debenture loans and Note 21.

[3] Other holding refer 2003 to future contract corresponding to 500,000 B-shares.

[4] In 2004 Thomas Berglund acquired 500,000 B-shares on the stock market and has made a commitment not to dispose of these shares earlier than 18 months after termination of employment and in any case not before June 30, 2007.

[5] A Securitas U.S. subsidiary has guaranteed a bank loan of MSEK 6.9 for the benefit of Santiago Galaz to finance part of his investment in Securitas B-shares. The guarantee was given in accordance with U.S. law.

File No. 82-34719

NOTE 5 SEGMENT REPORTING

The Securitas Group's operations are divided into five divisions that provide the operational structure for internal controls, follow-ups and reporting. Both for internal and external reporting, each division comprises a primary segment. The split of Security Services into Security Services USA and Security Services Europe reflects both the internal operational structure as well as the differences between the risks and rates of return within the two segments. The secondary segments are made up of the three main geographical areas in which the Group is active: Nordic region, Europe excluding Nordic region and USA. In addition to this the operations outside these regions are included in Rest of world. Security Services USA provides specialized services for permanent guarding and time-sharing services, special events, consulting and investigation. Operations are developed for small, medium and large regional customers, as well as nationwide and global customers. The organization is divided into 13 regions, 100 areas and 650 branch offices. Security Services Europe provides services for permanent guarding, time-sharing services and combined contracts. The business is divided into small customer, large customer and airport and seaport security. The division is active in 20 countries with 125 areas and 850 local branches. Security Systems offers complete security solutions for medium-sized and large customers with high security demands within market segments such as banking, industry, defense, airport, seaport and retail. Services are based on modern technology and concepts include access control, CCTV, intrusion and fire systems. The division operates in 12 European countries and in the USA. Direct offers alarm equipment, 24-hour monitoring and alarm intervention services for homes and small businesses. The complete alarm-to-response concept includes installation and customer services, technical maintenance and call-out services. Its concept consists of both wired and wireless systems connected to central monitoring centers and monitoring of third party alarms. The division is currently present in 10 European countries. Cash Handling Services offer transport, cash processing and ATM services as well as end-to-end solutions for banks and retailers, through leverage of nationwide infrastructures. The division operates in 14 countries in Europe and in the USA. Other comprises the general administrative expenses, head-office expenses and other expenses that arise at the consolidated level and relate to the Group as a whole.

The geographical split represents various levels of market development in terms of wages, employee turnover, product mix, market growth and profitability. The geographical split of sales is based on the location of the reporting units which in all material aspects corresponds to the location of the customers.

All segments follow the accounting principles presented in Note 1. The segment reporting follows the format of the Securitas' financial model since this is the basis for financial planning and reporting from Branch office level up to the Board of Directors. Acquisitions of subsidiaries are thus excluded from the Operating cash flow. Acquisitions are for all material purchases broken down by division and presented in the Financial overview under the heading Acquisitions and divestitures.

PRIMARY SEGMENTS AND DIVISIONAL OVERVIEW

Income

	Security Services USA			Security Services Europe			Security Systems			Direct		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Sales, external	18,845	20,881	27,360	23,570	22,876	22,594	4,730	3,868	3,592	2,577	2,132	1,786
Sales, intra-group	–	–	–	436	483	355	81	73	49	48	45	30
Total sales	**18,845**	**20,881**	**27,360**	**24,006**	**23,359**	**22,949**	**4,811**	**3,941**	**3,641**	**2,625**	**2,177**	**1,816**
Organic sales growth, %	*–2*	*–9*	*8*	*4*	*3*	*8*	*1*	*5*	*6*	*22*	*18*	*18*
Operating income before amortization of goodwill	923	1,169	1,733	1,812	1,699	1,611	567	428	301	257	196	148
Operating margin, %	*4.9*	*5.6*	*6.3*	*7.5*	*7.3*	*7.0*	*11.8*	*10.9*	*8.3*	*9.8*	*9.0*	*8.1*
Amortization of goodwill	–432	–452	–533	–344	–380	–342	–126	–58	–54	–47	–49	–39
Operating income	491	717	1,200	1,468	1,319	1,269	441	370	247	210	147	109
Financial income and expenses	–	–	–	–	–	–	–	–	–	–	–	–
Income before taxes	–	–	–	–	–	–	–	–	–	–	–	–
Taxes	–	–	–	–	–	–	–	–	–	–	–	–
Minority share in net income	–	–	–	–	–	–	–	–	–	–	–	–
Net income for the year	–	–	–	–	–	–	–	–	–	–	–	–

	Cash Handling Services			Other			Eliminations			Group		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Sales, external	9,965	9,093	10,353	–	–	–	–	–	–	59,687	58,850	65,685
Sales, intra-group	117	114	94	–	–	–	–682	–715	–528	–	–	–
Total sales	**10,082**	**9,207**	**10,447**	–	–	–	**–682**	**–715**	**–528**	**59,687**	**58,850**	**65,685**
Organic sales growth, %	*5*	*–4*	*12*	–	–	–	–	–	–	*3*	*–3*	*8*
Operating income before amortization of goodwill	715	514	925	–280	–274	–260	–	–	–	3,994	3,732	4,458
Operating margin, %	*7.1*	*5.6*	*8.9*	–	–	–	–	–	–	*6.7*	*6.3*	*6.8*
Amortization of goodwill	–201	–198	–196	–	–	–	–	–	–	–1,150	–1,137	–1,164
Operating income	514	316	729	–280	–274	–260	–	–	–	2,844	2,595	3,294
Financial income and expenses	–	–	–	–516	–597	–782	–	–	–	–516	–597	–782
Income before taxes	–	–	–	–	–	–	–	–	–	2,328	1,998	2,512
Taxes	–	–	–	–860	–754	–997	–	–	–	–860	–754	–997
Minority share in net income	–	–	–	–1	–2	–29	–	–	–	–1	–2	–29
Net income for the year	–	–	–	–	–	–	–	–	–	**1,467**	**1,242**	**1,486**

Operating cash flow

	Security Services USA			Security Services Europe			Security Systems			Direct		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Investments in fixed assets	–116	–182	–177	–607	–536	–557	–118	–98	–76	–476	–366	–310
Depreciation	111	137	131	512	534	504	115	95	74	274	213	162
Cash flow from operating activities	766	674	2,172	1,734	1,676	1,911	681	468	259	77	40	6
Cash flow from operating activities, %	*53*	*58*	*125*	*96*	*99*	*119*	*120*	*109*	*86*	*30*	*20*	*4*

	Cash Handling Services			Other			Eliminations			Group		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Investments in fixed assets	–644	–534	–588	–9	–3	–38	–	–	–	–1,970	–1,719	–1,746
Depreciation	614	555	545	19	30	77	–	–	–	1,645	1,564	1,493
Cash flow from operating activities	425	337	1,093	–53	–268	–253	–	–	–	3,630	2,927	5,188
Cash flow from operating activities, %	*59*	*66*	*118*	*19*	*98*	*97*	–	–	–	*91*	*78*	*116*

Capital employed and financing

	Security Services USA[1]			Security Services Europe			Security Systems			Direct		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Operating fixed assets	537	914	992	1,947	1,957	2,136	426	367	378	938	745	596
Accounts receivable	2,547	2,727	3,042	3,750	3,705	3,784	1,117	889	862	352	281	276
Other assets	186	277	243	598	532	676	488	348	342	316	253	207
Other liabilities	2,410	2,768	3,285	4,588	4,301	4,427	1,372	901	783	755	593	533
Total operating capital employed	**860**	**1,150**	**992**	**1,707**	**1,893**	**2,169**	**659**	**703**	**799**	**851**	**686**	**546**
Goodwill	5,371	6,427	8,134	4,109	4,617	4,377	2,095	587	601	478	527	539
Total capital employed	**6,231**	**7,577**	**9,126**	**5,816**	**6,510**	**6,546**	**2,754**	**1,290**	**1,400**	**1,329**	**1,213**	**1,085**
Operating capital employed as % of sales	*5*	*5*	*4*	*7*	*8*	*9*	*12*	*18*	*22*	*32*	*32*	*30*
Return on capital employed, %	*15*	*15*	*19*	*31*	*26*	*25*	*21*	*33*	*22*	*19*	*16*	*14*
Net debt	–	–	–	–	–	–	–	–	–	–	–	–
Minority interests	–	–	–	–	–	–	–	–	–	–	–	–
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–
Total financing	–	–	–	–	–	–	–	–	–	–	–	–
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–

	Cash Handling Services			Other			Eliminations[2]			Group		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Operating fixed assets	2,887	2,401	2,509	139	260	88	–188	–227	–137	6,686	6,417	6,562
Accounts receivable	1,287	933	941	–	–	–	–1,774	–1,799	–2,146	7,279	6,736	6,759
Other assets	787	753	469	2,335	2,467	2,986	–211	–221	–138	4,499	4,409	4,485
Other liabilities	2,181	1,739	1,967	2,391	2,349	2,652	–624	–610	–732	13,073	12,041	12,915
Total operating capital employed	**2,780**	**2,348**	**1,952**	**83**	**378**	**422**	**–1,549**	**–1,637**	**–1,989**	**5,391**	**5,521**	**4,891**
Goodwill	2,455	2,620	3,021	–	–	–	–	–	–	14,508	14,778	16,672
Total capital employed	**5,235**	**4,968**	**4,973**	**83**	**378**	**422**	**–1,549**	**–1,637**	**–1,989**	**19,899**	**20,299**	**21,563**
Operating capital employed as % of sales	*25*	*25*	*19*	–	–	–	–	–	–	*9*	*9*	*7*
Return on capital employed, %	*14*	*10*	*19*	–	–	–	–	–	–	*20*	*18*	*21*
Net debt	–	–	–	9,084	9,083	9,887	–	–	–	9,084	9,083	9,887
Minority interests	–	–	–	17	15	13	–	–	–	17	15	13
Shareholders' equity	–	–	–	10,798	11,201	11,663	–	–	–	10,798	11,201	11,663
Total financing	–	–	–	**19,899**	**20,299**	**21,563**	–	–	–	**19,899**	**20,299**	**21,563**
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	*0.84*	*0.81*	*0.85*

[1] Accounts receivable shown after the reversal of the sale of accounts receivable of MSEK 1,549 (1,637 and 1,989).
[2] The Elimination column shows the net of all intra-group eliminations as well as the effect of reversing the sale of accounts receivable in Security Services USA. The securitization amount corresponds to MSEK –1,549 (–1,637 and –1,989).

SECONDARY SEGMENTS AND GEOGRAPHICAL INFORMATION

	Total sales			Assets			Investments in fixed assets		
MSEK	2004	2003	2002	2004	2003	2002	2004	2003	2002
Nordic region	8,870	8,384	8,007	6,646	4,802	4,448	–761	–545	–501
Europe excluding Nordic region	26,684	24,255	24,358	18,808	19,283	17,561	–944	–890	–916
USA	22,876	24,997	31,996	10,422	12,500	15,038	–255	–271	–313
Rest of world	1,257	1,214	1,324	355	370	430	–10	–13	–16
Group	59,687	58,850	65,685	36,231	36,955	37,477	–1,970	–1,719	–1,746

NOTE 6 OPERATING EXPENSES

Audit fees and reimbursements

MSEK	2004	2003	2002
PricewaterhouseCoopers			
– audit assignments	41.5	29.3	33.7
– other assignments[1]	62.7	73.6	56.3
Total, PricewaterhouseCoopers	**104.2**	**102.9**	**90.0**
Other auditors			
– audit assignments	6.4	7.8	7.2
Total	**110.6**	**110.7**	**97.2**

[1] Other assignments by PricewaterhouseCoopers includes fees for audit related advice on accounting including IFRS, IT, tax, acquisitions and treasury matters. During 2003 it also included special fees in connection with the investigation surrounding the WELO project in Germany. During 2002 it also included fees in connection with a major acquisition that did not materialize.

Operating leasing contracts and rental contracts
Fees paid during the year for operating leases for buildings, vehicles and machinery and equipment amounted to MSEK 893.5 (746.8 and 641.4). The nominal value of contractual future leasing fees is distributed as follows:

MSEK	2004	2003	2002
Maturity < 1 year	792.5	712.3	590.8
Maturity 1–5 years	1,924.6	1,797.9	1,234.9
Maturity > 5 years	1,715.5	1,695.1	1,088.1

The increase in future leasing fees in 2003 was explained mainly by the renewal of rental contracts for offices in Norway, Germany, Belgium, Portugal and in connection with acquisitions.

Exchange rate differences, net[1]

MSEK	2004	2003	2002
Exchange rate differences included in Operating income amounted to	–0.8	–0.6	–0.2

[1] Exchange rate differences included in financial items are reported in Note 9.

NOTE 7 PERSONNEL

Average number of yearly employees; distribution between women and men

	Women			Men			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Nordic region	3,643	3,313	3,440	10,797	10,497	10,322	14,440	13,810	13,762
Europe excl. Nordic region	16,380	13,984	14,835	65,835	65,244	64,760	82,215	79,228	79,613
USA	25,554	27,294	24,999	73,371	81,183	75,099	98,925	108,477	100,098
Rest of world	1,108	1,089	1,126	9,465	8,380	8,471	10,573	9,469	9,597
Total	**46,685**	**45,680**	**44,418**	**159,468**	**165,304**	**158,652**	**206,153**	**210,984**	**203,070**

In 2004, the number of Board members and Presidents were 203 (186) of which 13 (18) were women.

Staff costs for Board of Directors and Presidents

	2004			2003			2002			Of which bonuses		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	2004	2003	2002
Nordic region	179.7	28.5	(8.8)	36.7	8.9	(2.1)	54.4	16.3	(2.3)	13.6	14.2	12.7
Europe excl. Nordic region	107.2	20.1	(3.3)	118.0	17.3	(3.5)	113.5	24.5	(3.1)	29.7	44.1	35.4
USA	53.9	13.1	(7.5)	90.1	13.8	(5.7)	63.0	5.9	(3.5)	9.7	7.9	34.7
Rest of world	4.3	0.8	(0.3)	3.4	0.5	(0.0)	3.0	0.2	(0.0)	1.4	0.2	0.0
Total	**345.1**	**62.5**	**(19.9)**	**248.2**	**40.5**	**(11.3)**	**233.9**	**46.9**	**(8.9)**	**54.4**	**66.4**	**82.8**

Staff costs for other employees

	2004			2003			2002		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	3,942.1	1,180.0	(236.9)	3,770.9	1,049.0	(190.2)	3,618.6	1,075.7	(206.2)
Europe excl. Nordic region	12,655.1	4,347.0	(174.3)	11,752.5	4,249.3	(172.1)	11,925.8	4,121.3	(234.1)
USA	14,415.1	2,367.9	(2.4)	15,314.1	2,597.6	(–31.8)	19,984.1	3,219.0	(13.4)
Rest of world	841.8	183.5	(4.8)	796.0	179.1	(10.3)	854.3	172.8	(6.7)
Total	**31,854.1**	**8,078.4**	**(418.4)**	**31,633.5**	**8,075.0**	**(340.8)**	**36,382.8**	**8,588.8**	**(460.4)**

Total staff costs: Board of Directors, Presidents and other employees

	2004			2003			2002		
MSEK	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)	Salaries	Social benefits	(of which pensions)
Nordic region	4,121.8	1,208.5	(245.7)	3,807.6	1,057.9	(192.3)	3,673.0	1,092.0	(208.5)
Europe excl. Nordic region	12,762.3	4,367.1	(177.6)	11,870.5	4,266.6	(175.6)	12,039.3	4,145.8	(237.2)
USA	14,469.0	2,381.0	(9.9)	15,404.2	2,611.4	(–26.1)	20,047.1	3,224.9	(16.9)
Rest of world	846.1	184.3	(5.1)	799.4	179.6	(10.3)	857.3	173.0	(6.7)
Total	**32,199.2**	**8,140.9**	**(438.3)**	**31,881.7**	**8,115.5**	**(352.1)**	**36,616.7**	**8,635.7**	**(469.3)**

A complete list of the average number of yearly employees and salary costs by country is reported in the annual report submitted to the Swedish Patent and Registration Office.

Further information regarding the Group's pensions and other long-term employee benefits can be found in Note 22.

NOTE 8 DEPRECIATION AND AMORTIZATION

MSEK	2004	2003	2002
Other intangible fixed assets[1]	105.1	73.0	50.9
Buildings	40.7	42.3	47.5
Machinery and equipment	1,499.3	1,448.8	1,395.1
Total depreciation and amortization	**1,645.1**	**1,564.1**	**1,493.5**

[1] The lines Intangible rights and Other intangible assets shown in 2003 and previous years are from 2004 included in the line Other intangible fixed assets. The comparatives above have been adjusted accordingly.

Depreciation and amortization for the year is distributed in the statement of income as per below:

MSEK	2004	2003	2002
Production expenses	1,102.4	934.3	869.2
Selling and administrative expenses	542.7	629.8	624.3
Total depreciation and amortization	**1,645.1**	**1,564.1**	**1,493.5**

Amortization of goodwill is reported in Note 13.

NOTE 9 RESULT OF FINANCIAL INVESTMENTS

Interest expense and similar items

MSEK	2004	2003	2002
Interest expenses	–623.8	–743.4	–879.7
Dividends	–	0.1	0.1
Exchange rate differences, net[1]	–2.9	–2.0	–4.2
Securitization costs	–24.6	–32.9	–51.3
Other financial income and expenses, net	–54.8	–40.9	–49.4
Interest expense and similar items	**–706.1**	**–819.1**	**–984.5**

[1] Exchange rate differences included in operating income are reported in Note 6.

NOTE 10 TAXES

Statement of income

Tax expense

MSEK	2004	%	2003	%	2002	%
Tax on income before taxes						
– current taxes	–795.0	–34.1	–675.2	–33.8	–620.8	–24.7
– deferred taxes	–65.4	–2.9	–78.9	–3.9	–376.2	–15.0
Total tax expense	**–860.4**	**–37.0**	**–754.1**	**–37.7**	**–997.0**	**–39.7**

The Swedish corporate tax rate was 28 percent in 2004, 2003 and 2002.
The total tax rate on income before taxes was 37.0 percent (37.7 and 39.7).

Difference between statutory Swedish tax rate and actual tax expense for the Group

MSEK	2004	%	2003	%	2002	%
Tax based on Swedish tax rate	–652	–28.0	–559	–28.0	–703	–28.0
Difference between tax rate in Sweden and weighted tax rates for foreign subsidiaries	69	3.0	83	4.2	–3	–0.1
Amortization of goodwill, non-deductible	–304	–13.1	–370	–18.5	–371	–14.8
Other non-deductible/tax exempt, net	27	1.1	92	4.6	80	3.2
Actual tax charge	**–860**	**–37.0**	**–754**	**–37.7**	**–997**	**–39.7**

Provisions have been allocated in the Group for estimated taxes on expected dividends from subsidiaries to the Parent Company in the subsequent year. No allocations have been made for tax expenses that may arise from the distribution of the remaining disposable income in subsidiaries and are estimated at MSEK 6 (Canada).

Balance sheet

Deferred tax assets and deferred tax liabilities were attributable to:

Deferred tax assets	2004	2003	2002
Pension provisions and staff-related liabilities	441.4	390.2	466.7
Liability insurance-related claims reserves	41.7	25.2	64.6
Tax loss carryforwards	406.3	414.8	429.8
Tax-deductible goodwill	246.2	331.6	272.1
Machinery and equipment	30.6	55.6	65.3
Other temporary differences	*276.0*	*274.4*	*393.1*
Total deferred tax assets	**1,442.2**	**1,491.8**	**1,691.6**

Deferred tax liabilities	2004	2003	2002
Pension provisions and staff-related liabilities	24.5	182.9	197.5
Machinery and equipment	112.2	163.7	188.3
Other temporary differences	272.1	118.4	107.4
Total deferred tax liabilities	**408.8**	**465.0**	**493.2**
Deferred tax assets/liabilities,net	**1,033.4**	**1,026.8**	**1,198.4**

Current tax assets/liabilities	2004	2003	2002
Current tax assets	266.9	420.7	591.6
Current tax liabilities	818.4	501.4	526.3
Current tax assets/liabilities, net	**–551.5**	**–80.7**	**65.3**

Tax loss carryforwards
The Parent Company in Sweden and certain subsidiaries, primarily in Germany and France had tax loss carryforwards of MSEK 1,211 (1,268 and 1,379) as of December 31, 2004. These tax loss carryforwards expire as follows:

2005	12
2007	2
2008	13
2009	21
Unlimited duration	1,163
Total tax loss carryforwards	**1,211**

On December 31, 2004, the total tax loss carryforwards generated deferred tax assets of MSEK 406 (415 and 430). The tax loss carryforwards can be utilized to reduce future taxable income. Their future utilization does not mean a lower tax charge for the Group.

Deferred tax effects on items posted directly to shareholders'equity.

Deferred tax effects on items posted directly to shareholders' equity amount to MSEK 69 (82 and 82).

File No. 82-34719

NOTE 11 ACQUISITION OF SUBSIDIARIES

MSEK	Purchase price[1]	Acquired net debt	Enterprise value[2]	Goodwill[3]	Operating capital employed	Provisions for restructuring[7]	Total capital employed
VNV, Netherlands[4]	–155.0	–	–155.0	–155.0	–	–	–155.0
TCV, Spain	–18.3	–8.7	–27.0	–14.0	–15.5	2.5	–27.0
Eurotelis, France	–237.8	28.4	–209.4	–233.5	–5.1	29.2	–209.4
Bell, UK	–1,354.3	–92.1	–1,446.4	–1,301.4	–145.0	–	–1,446.4
Valiance, France	–91.0	–367.4	–458.4	–76.0	–382.4	–	–458.4
Struck & Partner, Germany	–19.1	2.2	–16.9	–14.9	–2.0	–	–16.9
Other acquisitions[5]	–19.0	–0.7	–19.7	–20.4	–1.1	1.8	–19.7
Divestitures[6]	17.1	–	17.1	12.4	4.7	–	17.1
Total acquisitions	–1,877.4	–438.3	–2,315.7	–1,802.8	–546.4	33.5	–2,315.7
Liquid assets according to acquisition analyses	61.8	–	–	–	–	–	–
Total effect on the Group's liquid assets	–1,815.6	–	–	–	–	–	–

[1] Price paid to seller.

[2] Purchase price plus acquired net debt.

[3] Total increase in consolidated goodwill including existing goodwill in acquired companies.

[4] The last two additional payments based on the profit development in VNV during 2003. See the Annual Report 2003, page 47.

[5] Argus, USA, Best Security, Belgium, Best Event Service, Belgium, GDW, Belgium, contract portfolios, Finland, Vagtjensten Fredrikshavn, Denmark (additional payment), FST Beveiliging, Netherlands.

[6] Protectas Aviation Security A.G. Switzerland.

[7] The provisions for restructuring above will be reversed under IFRS in the closing balance sheet as per December 31, 2004.

NOTE 12 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days.

NOTE 13 GOODWILL

MSEK	2004	2003	2002
Opening balance	19,744.5	20,624.6	21,630.2
Capital expenditures/divestitures	1,802.8	1,143.6	1,499.7
Translation difference	–1,126.1	–2,023.7	–2,505.3
Closing accumulated balance	20,421.2	19,744.5	20,624.6
Opening amortization	–4,966.7	–3,952.4	–2,990.3
Amortization for the year	–1,149.7	–1,137.0	–1,164.5
Translation difference	203.5	122.7	202.4
Closing accumulated amortization	–5,912.9	–4,966.7	–3,952.4
Closing residual value	14,508.3	14,777.8	16,672.2

NOTE 14 OTHER INTANGIBLE FIXED ASSETS[1]

MSEK	2004	2003	2002
Opening balance	588.8	438.6	437.5
Capital expenditures	110.3	135.8	57.8
Sales/disposals	–26.7	–26.7	–8.0
Reclassification	65.2	52.5	–34.1
Translation difference	–10.2	–11.4	–14.6
Closing accumulated balance	727.4	588.8	438.6
Opening amortization	–204.1	–175.6	–142.1
Sales/disposals	26.2	16.5	6.4
Reclassification	–18.8	23.1	4.5
Amortization for the year	–105.1	–73.0	–50.9
Translation difference	6.3	4.9	6.5
Closing accumulated amortization	–295.5	–204.1	–175.6
Closing residual value	431.9	384.7	263.0

[1] The lines Intangible rights and Other intangible assets shown in 2003 and previous years are from 2004 included in Other intangible fixed assets. The comparatives above have been adjusted accordingly.

NOTE 15 TANGIBLE FIXED ASSETS

	Buildings and land[1,3]			Machinery and equipment[2,3]		
MSEK	2004	2003	2002	2004	2003	2002
Opening balance	1,324.1	1,561.8	1,813.9	8,837.3	8,279.3	7,258.2
Capital expenditures	156.4	52.7	191.5	2,394.1	1,843.6	1,645.9
Sales/disposals	–37.1	–69.4	–151.5	–535.0	–695.6	–530.0
Reclassification	–51.9	–140.2	–252.4	–88.8	–17.6	197.3
Translation difference	–21.9	–80.8	–39.7	–176.6	–572.4	–292.1
Closing accumulated balance	1,369.6	1,324.1	1,561.8	10,431.0	8,837.3	8,279.3
Opening depreciation	–335.4	–334.8	–359.4	–4,757.0	–4,249.8	–3,530.5
Sales/disposals	26.0	24.8	52.8	392.8	520.8	293.7
Reclassification	15.0	–	–13.8	79.3	82.2	98.5
Depreciation for the year	–40.7	–42.3	–47.5	–1,499.3	–1,448.8	–1,395.1
Translation difference	8.7	16.9	33.1	130.0	338.6	283.6
Closing accumulated depreciation	–326.4	–335.4	–334.8	–5,654.2	–4,757.0	–4,249.8
Closing residual value	1,043.2	988.7	1,227.0	4,776.8	4,080.3	4,029.5
Tax assessment value of properties in Sweden	–	–	–			

[1] The closing residual value of land included in Buildings and land above was MSEK 126.1 (103.0 and 114.4).

[2] Machinery and equipment comprises vehicles, equipment, security equipment (including alarm systems) and IT and telecom equipment.

[3] Whereof closing residual value under finance leases in 2004 for Buildings and land MSEK 122.1 and Machinery and equipment MSEK 376.4. The closing residual value under finance leases has increased compared to last year, which is a result mainly of the acquisition of Valiance (MSEK 324.8), the renewal of certain operating leases as finance leases in the USA (MSEK 68.9) and in Germany (MSEK 76.4) during 2004.

NOTE 16 OTHER LONG-TERM RECEIVABLES

MSEK	2004	2003	2002
Pension balances[1]	70.6	599.8	671.1
Receivable for Group Management bonus[2]	48.9	213.7	213.7
Other long-term receivables	314.5	149.9	157.8
Total other long-term receivables	434.0	963.4	1,042.6

[1] Pension balances refer to assets related to pensions and other long-term employee benefit plans. For further information please refer to Note 22.

[2] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 4.

NOTE 17 INVENTORIES

MSEK	2004	2003	2002
Material and consumables	413.2	318.7	302.5
Work in progress	177.7	148.8	102.3
Advance payments to suppliers	17.7	16.7	17.9
Total inventories	608.6	484.2	422.7

NOTE 18 OTHER CURRENT RECEIVABLES

MSEK	2004	2003	2002
Current tax assets	266.9	420.7	591.6
Prepaid expenses and accrued income	860.0	730.6	767.0
Accrued interest income and prepaid financial expenses	506.6	544.5	448.2
Insurance-related receivables[1]	600.2	472.5	208.6
Receivable for Group Management bonus[2]	14.5	–	–
Other items	200.0	265.1	355.0
Total other current receivables	2,448.2	2,433.4	2,370.4

[1] Insurance-related receivables in 2004 includes MSEK 366.4 (362.7) relating to the WELO project in Cash Handling Services Germany.

[2] The receivable for Group Management bonus refers to insurance taken out when the bonus program for Group Management was terminated in 1999, at which time the balance was transferred to this single-premium policy. For further information, refer to Note 4.

NOTE 19 INTEREST-BEARING CURRENT ASSETS

The net position in Group country cashpool accounts is reported as Cash and bank deposits where netting reflects the legal structure of the arrangement. Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 20 CHANGES IN SHAREHOLDERS' EQUITY

Translation differences

MSEK	Translation difference in restricted reserves 2004	2003	2002	Translation difference in non-restricted reserves 2004	2003	2002	Total translation difference 2004	2003	2002
Opening balance	–1,474.7	–369.3	816.6	–72.3	–44.3	143.8	–1,547.0	–413.6	960.4
Translation differences	–610.4	–1,105.4	–1,185.9	1.6	–28.0	–188.1	–608.8	–1,133.4	–1,374.0
Closing balance	–2,085.1	–1,474.7	–369.3	–70.7	–72.3	–44.3	–2,155.8	–1,547.0	–413.6

Translation differences for the year have been reduced by MSEK 163.8 (3.4 and 1.4) through hedging.

Number of shares outstanding December 31, 2004

Series A	17,142,600	each with a par value of SEK 1.00	17.1
Series B	347,916,297	each with a par value of SEK 1.00	348.0
Total	365,058,897		365.1

Effect of change in accounting principle
The standard RR 29 (Employee Benefits) of the Swedish Financial Accounting Standards Council has been implemented as of 2004. The change in principle has led to a decrease in the opening balance of shareholders' equity of MSEK 530.8.

Proposed dividend
The Board of Directors and the President propose a dividend to the shareholders of SEK 3.00 per share.

NOTE 21 CONVERTIBLE DEBENTURE LOANS

Loan 1998/2003
The loan carried a variable interest rate equivalent to the 12-month STIBOR less 0.25 percentage points and was in issue between April 24, 1998 to February 28, 2003. Interest expense on the loan was charged against net income for 2003 in the amount of MSEK 0.0 (7.4). The conversion price was 79.50 SEK per share and conversions could be requested during the period May 30, 2001 to January 31, 2003. In 2003, a total of MSEK 159.2 corresponding to 2,002,991 shares was converted. As per March 31, 2003 the loan, originally of MSEK 700, was fully converted except for MSEK 5 that was not converted.

Loan 2002/2007 Series 1–4
The loan was issued within the framework of Securitas' new employee incentive program on May 2, 2002 to a special purpose company, Securitas Employee Convertible 2002 Holding S.A. in Luxembourg, in which employees have subscribed for shares. The loan matures on May 2, 2007 and conversions may be requested no earlier than 90 days before and no later than 14 days after the loan's maturity. The loan carry a variable interest rate equivalent to 90 percent of the 3-month EURIBOR plus 0.49 percentage points. Interest expense on the loan was charged against net income for the year in the amount of MSEK 94.6 (108.0 and 94.6).

The reference price for the Securitas share, measured as the average closing price during the period April 24–30, 2002, was set at SEK 186.90. The EUR–SEK exchange rate was set at SEK 9.23. This produces a conversion rate of EUR 20.30 (0 percent premium) on the first convertible loan. The second, third and fourth series will have a conversion rate of EUR 24.30 (20 percent premium), EUR 28.40 (40 percent premium) and EUR 32.40 (60 percent premium), respectively.

The loan amounts and conversion rates are as follows

	Outstanding amount, EUR	Conversion rate EUR	SEK[1]	No. of new B-shares
Loan 2002/2007 series 1	110,870,000	20.30	182.90	5,461,576
Loan 2002/2007 series 2	110,870,000	24.30	218.94	4,562,551
Loan 2002/2007 series 3	110,870,000	28.40	255.88	3,903,873
Loan 2002/2007 series 4	110,870,000	32.40	291.92	3,421,913
Total	443,480,000			17,349,913

[1] Equivalent values in SEK are based on the exchange rate on December 31, 2004, (9.01).

NOTE 22 PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

The Group operates or participates in a number of defined benefit and defined contribution pension and other long-term employee post benefit plans throughout the world covering the majority of employees. These plans are structured in accordance with local conditions and practices. The overall cost of these plans for the Group is included in Note 7.

Details of the principal arrangements are provided below.

USA
The majority of the Group's U.S. employees are eligible to join their respective employer's defined contribution retirement arrangements under which the employer matches employee contributions up to certain limits, although take-up rates are low. Changes were made in January 2002 to integrate the plan designs following the Burns acquisition in September 2000. The Group's U.S. operations also operate three defined benefit pension plans which are largely closed to new entrants and future benefit accruals. Two of these plans are funded with assets held separately from those of the employer. The Group also provides post retiree medical and life insurance benefits for certain retired employees and their dependants. Retirees contribute up to 50 percent of the cost of these benefits depending on age and service at retirement.

UK
Two funded defined benefit plans are operated in the UK with assets held separately from those of the employer. Both provide benefits linked to members' service and final salary. In addition, the operations in the UK sponsor various defined contribution arrangements.

Sweden
Blue-collar workers are covered by the SAF-LO collective pension plan, an industry-wide multi-employer defined contribution arrangement. White-collar workers are covered by the industry-wide ITP plan, which is a defined benefit plan based on a collective agreement and operated on a multi-employer basis. According to a statement (URA 42) issued by the Swedish Emerging Issues Task Force this is a multi-employer defined benefit plan. Alecta, the insurance company which operates this plan has been unable to provide Securitas, as well as other Swedish companies, with sufficient information to determine its share of the total assets and liabilities for this arrangement. In line with a statement issued by the Swedish Institute of Authorised Public Accountants this arrangement is therefore accounted for on a defined contribution basis. The cost for 2004 amounts to MSEK 33.4 (MSEK 33.5). The surplus in Alecta can be allocated to the insured employer and/or the insured employees. Alecta's level of consolidation was per December 31, 2004 128.0 percent (119.9). The level of consolidation is calculated as the fair value of Alecta's plan assets in percent of the obligations calculated according to Alecta's actuarial assumptions. This calculation is not in line with RR 29.

Norway
The majority of employees participate in a group pension plan, which is a funded defined benefit arrangement with assets held under a separate insurance policy. In addition, the group participates in two unfunded arrangements; one provides early retirement bridging benefits for employees, the other providing individual pension promises as agreed with the company.

Other countries
There are also defined benefit arrangements in other countries than the ones mentioned above. The material plans are:

Retirement indemnity plans mandatory for all French companies, which by law provides a lump sum to employees on retirement.

Three schemes exists in Germany. A pension arrangement closed to new entrants, a jubilee arrangement (long service award) based on collective bargaining agreements and old-age part time working pensions for certain employees.

As part of the transition to RR 29 Employee benefits the disability element of the TEL-plan, which is mandatory in Finland, was also included in the opening balance of the adjusted net liability for pensions and similar commitments. During 2004 changes to the TEL-plan have been agreed to take place with effect from January 1, 2006. This has resulted in a curtailment gain of MSEK 52.5 in 2004 and will result in a curtailment gain estimated at MSEK 4.5 in 2005.

Pension cost

MSEK	2004
Current service cost	–96.6
Interest cost	–152.2
Expected return on assets	142.3
Recognised actuarial gain/loss	–0.9
Recognised past service cost	2.9
Settlements/curtailments/terminations	52.7
Impact of paragraph 58 (b) limit	–
Total pension cost	–51.8

This table shows the total cost for defined benefit plans. The settlement/curtailments relate mainly to the curtailment gain resulting from the changed status of the TEL-plan in Finland. Included above are pension cost for non-material defined benefit plans of MSEK 2.2. The cost for defined contribution plans was MSEK 386.5.

The actual return on plan assets over 2004 was MSEK 180.5.

Provisions for pensions and similar commitments, net

MSEK	Dec 31, 2004
Plans reported under Other long-term receivables	70.6
Plans reported under Provisions for pensions and similar commitments	–851.4
Total provisions for pensions and similar commitments, net	–780.8

This table shows the distribution in the balance sheet after taking into consideration plan assets, defined benefit obligations, unrecognized net actuarial gains and losses, expected return on assets and the limit on balance sheet of paragraph 58 (b). Plans with a net asset are reported under Other long-term receivables and plans with a net provision are reported under Provisions for pensions and similar commitments.

Movements in provision for pensions and similar commitments, net

MSEK	2004
Opening balance net asset according to previous accounting principle	28.4
Change in accounting principle RR 29	–820.7
Adjusted opening balance net provision according to RR 29	–792.3
Pension cost	–51.8
Cash flow	120.6
Acquistions	–72.8
Reclassifications	–20.0
Translation difference	35.5
Closing balance sheet net provision	–780.8

This table shows the movements in the balance sheet resulting from the transition to RR 29, the net increase resulting from the net pension cost for the year, the net reduction of cash paid out as well as the impact of the fair value of provisions resulting from the acquisition of subsidiaries. Reclassifications have been carried out during 2004 to include certain death benefits that fell outside the scope of RR 29 at the start of the year.

Funded status, net

MSEK	Dec 31, 2004	Jan 1, 2004
Fair value of plan assets	2,054.5	1,999.2
Defined benefit obligation funded plans	–2,282.2	–2,174.1
Defined benefit obligation unfunded plans	–666.8	–617.4
Funded status, net	–894.5	–792.3
Unrecognized net actuarial gains and losses	113.7	–
Closing balance sheet net provision	–780.8	–792.3

This table shows the how the funded status reconciles to the net balance sheet provision at the end and start of the year.

Main actuarial assumptions as per December 31, 2004 (January 1, 2004)

Percent per annum	USA	Eurozone	Other countries
Discount rate	6.00 (6.25)	4.50–4.75 (5.00–5.50)	4.50–5.75 (5.25–6.25)
Expected return on plan assets	8.50 (8.50)	5.20 (5.50)	5.75–7.00 (6.00–7.00)
General salary increases[1]	n/a	2.50–3.50 (2.50–4.00)	2.50–4.75 (2.50–4.75)
Inflation[1]	n/a	1.75–2.00 (1.75–2.00)	2.50–2.75 (2.50–2.75)
Pension increases[1]	n/a	1.75–2.00 (1.75–2.00)	2.25–2.75 (2.25–2.75)
Health care cost inflation[2]	5.25 (5.25)	n/a	n/a

This table shows the main actuarial assumptions as per December 31, 2004 used to value the defined-benefit obligation at the end of 2004 as well as in determining the pension costs for 2005. The table also shows the assumptions as per January 1, 2004 used to value the defined-benefit obligation at the start of 2004 for the transition to RR 29 as well as in determining the pension cost for 2004.

[1] Plans in the USA are non-inflation linked cash balance plans which are largely closed to future benefit accrual.

[2] Health care inflation assumed to be 8.375 percent initially (9.00 percent at January 1, 2004) reducing to 5.25 percent over the next five years (six years at January 1, 2004).

NOTE 23 PROVISIONS

The movement in the balance sheet for Provisions for pensions and similar commitments is shown in Note 22.

MSEK	Deferred tax liabilities	Other provisions
Opening balance	465.0	1,607.5
Change in Accounting Principle[1]	–180.2	–
Reclassification	52.1	–408.7
New/increased provisions	137.9	137.3
Provisions utilized	–50.5	–390.1
Reversal of unutilized provisions	–0.4	–7.2
Translation differences	–15.1	–117.6
Closing balance	**408.8**	**821.2**

[1] Refers to deferred tax liabilities arising out of the adoption of RR 29 Employee Benefits.

Other provisions

MSEK	2004	2003	2002
Liability insurance-related claims reserves[1]	469.7	799.0	960.7
Provisions for taxes[2]	228.6	588.6	679.6
Provision for restructuring[3]	34.3	48.5	53.7
Other items	88.6	171.4	246.7
Total other provisions	**821.2**	**1,607.5**	**1,940.7**

[1] Liability insurance-related claims reserves primarily consist of estimated provisions for the portion of claims payable by the Group, i.e. its self-retention.

[2] Provisions for taxes utilized of MSEK –309.9 relate primarily to a tax liabilities exposure that has arisen before the acquisition of certain companies and has become final as a result of a tax audit. The tax liability has been reclassified from Provisions for taxes to Current tax liabilities and has been paid in January 2005.

[3] Of the provisions for restructuring as per December 31, 2004 and December 31, 2003 MSEK 30.9 and MSEK 26.5 respectively will be reversed under IFRS.

NOTE 24 LONG-TERM LIABILITIES

MSEK	2004	2003	2002
Convertible debenture loan EUR, 2002/2007, Series 1–4[1,3]	3,940.6	3,992.9	3,996.2
Total convertible debenture loan	**3,940.6**	**3,992.9**	**3,996.2**
EMTN Nom MEUR 350, 2000/2006, 6.125 %[1,3]	2,407.8	3,142.9	2,954.2
EMTN Nom MEUR 500, 2001/2008, 6.125 %[1,3]	3,259.3	3,982.8	4,289.8
Other long-term loans[4]	534.1	87.1	157.3
Total other long-term loan liabilities	**6,201.2**	**7,212.8**	**7,401.3**
Long-term liability, Group Management bonus[5]	48.9	213.7	213.7
Other long-term liabilities	41.9	17.5	17.5
Total other long-term liabilities	**90.8**	**231.2**	**231.2**
Total long-term liabilities	**10,232.6**	**11,436.9**	**11,628.7**

[1] Bond loans (Euro Medium Term Notes – EMTN) and convertible debenture loans are issued by the Parent Company. Interest on bond loans refers to the coupon rate of interest for the entire loan period.

[2] Convertible debenture loans SEK, 1998/2003, matured on February 28, 2003 and are reported in 2002 under Current liabilities. Other information on convertible debenture loans is reported in Note 21.

[3] The Group uses derivatives to hedge interest rate and foreign currency risks. In the table above, currency refers to the currency in which the loans are issued. When applicable, book value is adjusted for currency hedges.

[4] Other long-term loans include loans raised within the framework of a MUSD 800 (MUSD 800 and MEUR 400) Multi Currency Revolving Credit Facility maturing in December 2008 (December 2004).

[5] For further information on Long-term liability, Group Management bonus, refer to Note 4.

Long-term liabilities fall due for payment as follows

MSEK	2004	2003	2002
Maturity < 5 years	10,223.9	11,436.9	7,338.9
Maturity > 5 years	8.7	–	4,289.8
Total long-term liabilities	**10,232.6**	**11,436.9**	**11,628.7**

NOTE 25 OTHER SHORT-TERM LOAN LIABILITIES

MSEK	2004	2003	2002
Commercial paper issued[1]	1,938.2	1,751.6	338.8
Other short-term loans[2]	262.7	707.0	949.8
Total other short-term loan liabilities	**2,200.9**	**2,458.6**	**1,288.6**

[1] Commercial paper is issued by the Parent Company within the framework of a MSEK 5,000 Swedish commercial paper program.

[2] Other short-term loans include loans raised within the framework of a MUSD 800 (MUSD 800 and MEUR 400) Multi Currency Revolving Credit Facility maturing in December 2008 (December 2004).

NOTE 26 OTHER CURRENT LIABILITIES

MSEK	2004	2003	2002
Staff-related items	5,281.9	4,724.9	5,084.1
Current tax liabilities	818.4	501.4	526.3
Accrued interest and financial expenses	465.7	504.9	537.7
Other accrued expenses and prepaid income	1,070.8	1,136.6	944.5
Advance payments from customers	347.8	277.4	308.3
Short-term liability Group Management bonus[1]	14.5	–	–
Other items	1,490.5	1,337.5	1,512.9
Total other current liabilities	**9,489.6**	**8,482.7**	**8,913.8**

[1] For further information on Short-term liability, Group Management bonus, refer to Note 4.

NOTE 27 PLEDGED ASSETS

MSEK	2004	2003	2002
Real estate mortgages	7.8	16.0	84.9

NOTE 28 CONTINGENT LIABILITIES

MSEK	2004	2003	2002
Sureties and guaranties	11.8	7.9	11.6
Other contingent liabilities[1]	146.6	149.2	150.8
Total contingent liabilities	**158.4**	**157.1**	**162.4**

[1] The item Other contingent liabilities includes a contingent liability related to ongoing tax litigations.

The events of September 11, 2001

A detailed account of the developments surrounding the events of September 11, 2001 has been presented in press releases and interim and annual reports for 2001 to 2003.

All investigations of the events of September 11 continue to indicate that Globe in no way has been negligent in its actions or is otherwise at fault for the events. This was confirmed through the release of previously confidential Congressional testimony by the Director of the FBI. The customer contract gives Globe the right to tender claims for damages to the customer. Globe is a separate operation and is a separate legal entity. Any liability for claims thus is limited to Globe's own ability to pay and the insurance protection available to it. In November 2002, the U.S. Congress restored the liability cap for eligible screening companies such as Globe. Under this legislation, any potential liability arising out of the terrorist events of September 11 would be limited to the amount of liability insurance coverage maintained.

As previously disclosed, a special fund has been established by the U.S. Government to compensate victims of the September 11 tragedy. Over 98 percent of persons claiming on behalf of World Trade Center deceased victims has elected to obtain compensation from the victim's compensation fund rather than pursue litigation. Claimants under the fund waive their right to seek compensation through litigation. The deadlines for filing wrongful death, bodily injury and property damage claims have now all expired. Cross claims may still be filed by existing parties to the already filed claims.

Together with the relevant airline and other parties, Globe or another Securitas company is a defendant in 68 lawsuits pertaining to the events of September 11. The proceedings against the Securitas companies other than Globe have, with the consent of the Court and the plaintiffs, been temporarily stayed. In all the suits, a number of persons other than Globe and Securitas companies are co-defendants. 50 suits pertain to persons who died or who were injured and 18 relate to damage to property and businesses owing to the events of September 11. Certain of the property claims are believed to be substantial and the aggregate, estimated value of the claims filed exceeds the insurance coverage estimated to exist as a potential source of recovery. Due to the statutory liability cap, any such claims are limited to the amount of liability coverage maintained. Globe and the other companies in the Group named as defendants are challenging these suits.

In addition to the insurance coverage maintained by Globe on September 11, other insurance coverage may be available to Globe for the events of September 11 through utilization of the Securitas Group's insurance. The insurer which provided the Group insurance on September 11 denied coverage in respect of any potential liability arising out of the events of that day. Securitas commenced an arbitration proceeding in Sweden in order to confirm its right to extended coverage with respect to the events of September 11, 2001 under the Group's general liability policy. A final arbitration award was issued during 2004 in this proceeding confirming that coverage under this policy does extend to the events of September 11, 2001. The insurer has filed a challenge to this award contending that the award should be partially set aside for reasons of procedural irregularities. Securitas is contesting this challenge.

Any liabilities arising out of the September 11 litigation are not expected to impact Securitas' business operation or financial position.

WELO

During 2001 Securitas Germany in response to customer requests took on cash booking responsibilities (referred to as WELO – WErte LOgistik) in addition to the cash in transit activities which it had historically provided in Germany. In connection with the performance of these WELO activities during the time of the euro introduction in Germany, a loss of MEUR 40.4 developed with a major customer. Following the discovery of this loss, the customer and Securitas Germany, with the assistance of professional advisors, conducted an intensive investigation in an effort to determine the source of the loss. As a result of the investigation the amount of the loss was verified. The amount of the loss was advanced by Securitas Germany to the customer in accordance with the relevant contract in two payments (one paid during 2003 and the other paid during 2004) and the equivalent has been claimed against the relevant insurance policies. As a result of the relevant insurer having failed to pay the claim, Securitas Germany has commenced an action in the German courts against the insurer in the full amount of the claim. No provision for the loss has been made as it is anticipated to be covered by insurance. The WELO operations conducted by Securitas Germany were terminated during the fourth quarter 2003 and these operations will cause no further losses.

Globe/Federal Aviation Administration

Prior to the Aviation and Transportation Security Act (Aviation Security Act), which was passed in November 2001, the air carriers were responsible under federal law for providing pre-board screening of passengers. In most cases, the air carriers contracted with private security companies for these services. Under the Aviation Security Act, pre-board screening services were federalized in two steps. The first step consisted of a transition period where the Federal Aviation Administration (FAA) became the party responsible for pre-board screening and contracted with private security companies for these services (the FAA's responsibilities were later transitioned to the Transportation Security Administration, TSA). The second step, which occurred in November 2002, consisted of the TSA directly providing these services by federal government employees. Globe had been requested to provide pre-board screening services during the initial transition period and, following extended negotiations, Globe entered into an agreement with the FAA in February 2002 to provide such services during the transition period. Based on the performance of Globe during this transition period, Globe increased at the request of the FAA/TSA the number of airports which Globe was servicing under its contract. During the transition period, the FAA/TSA compensated Globe based on the governing contract and the invoices submitted.

After the services had been substantially completed, the TSA indicated that it wished to renegotiate the pricing under the contract and stopped making payments under the contract. Following unsuccessful negotiations attempting to resolve the amounts in dispute, Globe commenced during 2004 formal legal proceedings against the FAA to recover amounts due under the contract.

The outcome of this proceeding is not expected to have a negative impact on the financial position of the Group.

Other proceedings

Over the years, Securitas has made a number of acquisitions in different countries. As a result of such acquisitions, certain contingent liabilities of the businesses acquired have been assumed. The risks relating to such contingent liabilities are covered by contractual indemnification, insurance or adequate reserves.

Companies within the Securitas Group are involved in a number of other legal proceedings arising out of the ordinary course of their businesses.

Any liabilities arising out of such proceedings are not expected to be material to the business operations or the financial position of the Group.

Statement of income

MSEK	NOTE	2004	2003	2002
Administrative contribution and other revenues	30	501.9	331.9	298.0
Gross income		**501.9**	**331.9**	**298.0**
Administrative expenses	31	–629.4	–327.9	–361.7
Operating income/loss	32	**–127.5**	**4.0**	**–63.7**
Result of financial investments				
Result of sale of shares in subsidiaries	30	3,238.2	1,582.8	–
Dividend	30	4,378.6	2,311.8	1,224.0
Interest income	30	1,068.4	895.5	882.3
Interest expenses	30	–1,586.8	–1,304.5	–1,473.6
Other financial income and expenses, net	33	212.8	–534.6	157.8
Total financial income and expenses		**7,311.2**	**2,951.0**	**790.5**
Income after financial items		**7,183.7**	**2,955.0**	**726.8**
Appropriations				
Allocation to tax allocation reserve		4.8	3.8	–
Difference between book depreciation and depreciation according to plan		3.7	–0.7	–4.3
Total appropriations		**8.5**	**3.1**	**–4.3**
Income before taxes		**7,192.2**	**2,958.1**	**722.5**
Current taxes	10	–4.7	–	–
Net income for the year		**7,187.5**	**2,958.1**	**722.5**

Statement of cash flow

MSEK	NOTE	2004	2003	2002
Operations				
Operating income/loss		–127.5	4.0	–63.7
Reversal of depreciation/amortization		11.0	9.6	6.8
Financial items received		8,931.0	4,797.9	2,217.4
Financial items paid		–1,715.6	–1,917.6	–1,521.0
Taxes paid		–11.3	–	–
Change in other operating capital employed		575.8	–366.4	–0.7
Cash flow from operations		**7,663.4**	**2,527.5**	**638.8**
Investing activities				
Investments in fixed assets		–1.8	–8.8	–26.7
Shares in subsidiaries		–15,766.3	–1,235.7	–1,312.0
Cash flow from investing activities		**–15,768.1**	**–1,244.5**	**–1,338.7**
Financing activities				
Dividend paid		–730.1	–730.1	–542.0
Conversion of convertible debenture loans		–	159.2	157.0
Change in interest-bearing net debt, excluding liquid assets		10,838.7	–793.3	1,284.1
Cash flow from financing activities		**10,108.6**	**–1,364.2**	**899.1**
Cash flow for the year		**2,003.9**	**–81.2**	**199.2**
Liquid assets at beginning of year		155.1	236.3	37.1
Liquid assets at year-end	34	**2,159.0**	**155.1**	**236.3**

Parent Company Balance Sheet

MSEK	NOTE	2004	2003	2002
ASSETS				
Fixed assets				
Other intangible fixed assets	35	23.9	32.6	32.9
Machinery and equipment	36	2.7	3.2	3.2
Shares in subsidiaries	37	45,489.2	29,722.9	28,487.2
Interest-bearing long-term receivables from subsidiaries		–	–	11.8
Interest-bearing financial fixed assets		80.0	80.7	81.6
Other long-term receivables		254.0	263.3	262.5
Total fixed assets		**45,849.8**	**30,102.7**	**28,879.2**
Current assets				
Current receivables from subsidiaries		1,180.1	1,608.8	1,439.6
Interest-bearing current receivables from subsidiaries		15,550.4	12,017.8	7,857.1
Other current receivables		6.5	0.1	119.8
Tax assets		37.0	30.4	16.3
Prepaid expenses and accrued income	38	499.6	534.3	542.3
Short-term investments	39	2,067.3	155.1	226.9
Cash and bank deposits	39	91.7	0.0	9.4
Total current assets		**19,432.6**	**14,346.5**	**10,211.4**
TOTAL ASSETS		**65,282.4**	**44,449.2**	**39,090.6**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Restricted equity				
Share capital		365.1	365.1	363.1
Legal reserve and premium reserve		7,362.6	7,362.6	7,205.4
Total restricted equity		**7,727.7**	**7,727.7**	**7,568.5**
Non-restricted equity				
Retained earnings		13,815.6	11,587.6	11,595.2
Net income for the year		7,187.5	2,958.1	722.5
Total non-restricted equity		**21,003.1**	**14,545.7**	**12,317.7**
Total shareholders' equity		**28,730.8**	**22,273.4**	**19,886.2**
Untaxed reserves				
Tax allocation reserve		8.1	12.9	16.6
Accumulated accelerated depreciation		9.4	13.1	12.3
Total untaxed reserves		**17.5**	**26.0**	**28.9**
Long-term liabilities	42			
Long-term liabilities to subsidiaries		152.6	142.9	142.9
Long-term convertible debenture loans	41	3,940.6	3,992.9	3,996.2
Other long-term loan liabilities		5,712.1	7,175.3	7,244.0
Total long-term liabilities		**9,805.3**	**11,311.1**	**11,383.1**
Current liabilities				
Current liabilities to subsidiaries		68.0	109.9	321.1
Interest-bearing current liabilities to subsidiaries		23,118.7	7,321.6	4,141.2
Short-term convertible debenture loan	41	–	–	164.4
Group account bank overdraft		782.3	870.8	1,119.3
Other short-term loan liabilities		2,075.1	1,897.6	1,238.5
Accounts payable		9.5	2.3	2.9
Accrued expenses and prepaid income	43	516.2	623.1	692.5
Other current liabilities		159.0	13.4	112.5
Total current liabilities		**26,728.8**	**10,838.7**	**7,792.4**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**65,282.4**	**44,449.2**	**39,090.6**
Pledged assets	44	None	None	None
Contingent liabilities		3,645.4	3,598.2	2,947.3

Parent Company Changes in Shareholders' Equity

MSEK	Share capital[1]	Legal reserve	Premium reserve	Non-restricted equity	Total
Opening balance 2002	361.1	695.2	6,355.2	12,137.2	19,548.7
Net income for the year	–	–	–	722.5	722.5
Dividend paid	–	–	–	–542.0	–542.0
Conversion of convertible debenture loans	2.0	–	155.0	–	157.0
Opening balance 2003	363.1	695.2	6,510.2	12,317.7	19,886.2
Net income for the year	–	–	–	2,958.1	2,958.1
Dividend paid	–	–	–	–730.1	–730.1
Conversion of convertible debenture loans	2.0	–	157.2	–	159.2
Opening balance 2004	365.1	695.2	6,667.4	14,545.7	22,273.4
Net income for the year	–	–	–	7,187.5	7,187.5
Dividend paid	–	–	–	–730.1	–730.1
Closing balance 2004	365.1	695.2	6,667.4	21,003.1	28,730.8

[1] For information regarding the numbers of shares outstanding refer to Note 40.

Notes and Comments to the Parent Company Financial Statements

NOTE 29 ACCOUNTING PRINCIPLES

Reference is made to the Group's and Parent Company's shared accounting principles in Note 1.

NOTE 30 TRANSACTIONS WITH RELATED PARTIES

Transactions between the Parent Company and subsidiaries are priced in accordance with business principles.

Parent Company's transactions with subsidiaries comprise

MSEK	2004	2003	2002
Administrative contributions and other revenues from subsidiaries	357.2	330.7	296.7
Result of sale of shares in subsidiaries[1]	3,238.2	1,582.8	–
Dividends from subsidiaries	4,378.6	2,311.8	1,224.0
Interest income from subsidiaries	459.1	309.5	286.7
Interest expenses to subsidiaries	–531.4	–165.1	–236.9

[1] Result of sale of shares in subsidiaries in relation to internal restructuring.

Receivables and liabilities from/to subsidiaries and their distribution between interest-bearing and non-interest bearing items are reported in the balance sheet.

For information regarding benefits provided to senior management, refer to the Group information in Notes 4 and 7 to the Consolidated financial statements and Note 32.

For pledged assets and contingent liabilities on behalf of subsidiaries, refer to the information on pledged assets and contingent liabilities in connection with the balance sheet and in Note 44.

NOTE 31 OPERATING EXPENSES

Audit fees and reimbursements

MSEK	2004	2003	2002
PricewaterhouseCoopers			
– audit assignments	5.9	6.3	4.0
– other assignments	10.4	16.8	25.3
Total, PricewaterhouseCoopers	16.3	23.1	29.3
Other auditors			
– audit assignments	–	–	–
Total	16.3	23.1	29.3

NOTE 32 PERSONNEL

Average number of employees; distribution between women and men

	Women 2004	Women 2003	Women 2002	Men 2004	Men 2003	Men 2002	Total 2004	Total 2003	Total 2002
Sweden	12	12	8	11	12	13	23	24	21

In 2004, the number of Board members and Presidents were 11 (12) of which two (one) were women.

Staff costs

MSEK	2004 Salaries	2004 Social benefits	2004 (of which pensions)	2003 Salaries	2003 Social benefits	2003 (of which pensions)	2002 Salaries	2002 Social benefits	2002 (of which pensions)	Of which bonuses 2004	Of which bonuses 2003	Of which bonuses 2002
Board of Directors and Presidents	3.5	1.0	(–)	3.8	1.0	(–)	28.6	5.3	(1.1)	–	–	6.7
Other employees	38.2	23.7	(9.6)	57.5	24.7	(10.1)	22.3	11.3	(3.8)	8.9	12.1	–
Total	41.7	24.7	(9.6)	61.3	25.7	(10.1)	50.9	16.6	(4.9)	8.9	12.1	6.7

In addition to the above staff costs for 2004, two long-term bonuses were paid by Securitas AB, see Note 4 for further details.
In 2003 Salaries for other employees includes a severance payment of MSEK 21.3 to one previous Executive Vice President.
In connection with changes in Group Management March 12, 2003, employees with previous title Executive Vice Presidents are for 2003 included in Other employees.

Sick leave

	2004	2003
Total number of hours reported as sick leave among employees	1,376.1	479.9
Men, split on age:	105.0	75.0
<30 years	–	22.5
30–49 years	67.5	52.5
>49 years	37.5	–
Women, split on age:	1,271.1	404.9
<30 years	37.5	210.0
30–49 years	581.1	63.7
>49 years	652.5	131.2

	2004	2003
Normal working hours annualized per person: Employees total normal working hours	44,850	46,800
Men	21,450	23,400
Women	23,400	23,400
Sick leave in percent of normal working hours:		
Men	0.49%	0.32%
Women	5.43%	1.73%

NOTE 33 OTHER FINANCIAL INCOME AND EXPENSES, NET

MSEK	2004	2003	2002
Write-down of shares in subsidiaries[1]	–	–759.5	–15.8
Exchange rate differences, net	167.4	181.9	163.0
Bank costs and similar profit/loss items	–31.8	–26.8	–25.5
Other items, net	77.2	69.8	36.1
Total other financial income and expenses, net	**212.8**	**–534.6**	**157.8**

[1] Shares in subsidiaries have been written down when the Parent Company receives dividends from subsidiaries.

NOTE 34 LIQUID ASSETS

Liquid assets include Cash and bank deposits and Short-term investments with a maximum duration of 90 days.

NOTE 35 OTHER INTANGIBLE FIXED ASSETS

MSEK	2004	2003	2002
Opening balance	50.5	42.3	17.2
Capital expenditures	1.0	8.2	25.1
Closing accumulated balance	**51.5**	**50.5**	**42.3**
Opening amortization	–17.9	–9.4	–3.4
Amortization for the year	–9.7	–8.5	–6.0
Closing accumulated amortization	**–27.6**	**–17.9**	**–9.4**
Closing residual value	**23.9**	**32.6**	**32.9**

NOTE 36 MACHINERY AND EQUIPMENT

MSEK	2004	2003	2002
Opening balance	10.9	10.4	8.9
Capital expenditures	0.8	0.5	1.5
Sales/disposals	–	–	–
Write off	–2.7	–	–
Closing accumulated balance	**9.0**	**10.9**	**10.4**
Opening depreciation	–7.7	–7.2	–6.4
Sales/disposals	–	0.6	–
Write off	2.7	–	–
Depreciation for the year	–1.3	–1.1	–0.8
Closing accumulated depreciation	**–6.3**	**–7.7**	**–7.2**
Closing residual value	**2.7**	**3.2**	**3.2**

NOTE 37 SHARES IN SUBSIDIARIES[1]

Subsidiary name	Corporate registration no.	Domicile	Number of shares	% of share capital	% of voting rights	Book value Parent Company
Securitas Holdings Inc	95-4754543	Parsippany	100	100	100	3,355.7
Securitas Nordic Holding AB	556248-3627	Stockholm	1,000,000	100	100	4,011.8
Securitas Cash Handling Services Holding AB	556620-8095	Stockholm	1,000	100	100	1,947.7
Securitas Deutschland Finanz Holding GmbH	HRB 33348	Düsseldorf	100%	100	100	2,345.2
Securitas Seguridad Holding SL	B83446831	Madrid	301	100	100	6,723.0
Securitas Services Holding Ltd	2073469	London	502,000	100	100	898.9
Securitas Services International BV	33287487	Amsterdam	25,000	100	100	572.2
Protectas S.A.	CH-550-0084385-3	Lausanne	25,000	100	100	32.8
Securitas Sicherheitsdienstleistungen GmbH	FN148202w	Vienna	100	100	100	58.3
Securitas N V	0427.388.334	Brussels	1,000	100	100	272.8
Securitas Transporte é Tratamento De Valores S.A.	506632768	Lisbon	410,000	100	100	5.0
Securitas Hungária RT	01-10-041484	Budapest	47,730	100	100	51.8
Securitas KFT	01-09-721946	Budapest	100%	100	100	0.9
Securitas Polska Sp z o o	36743	Warsaw	5,940	100	100	15.7
Securitas C T T Sp z o o	18485	Warsaw	6,412	100	100	8.4
Securitas Eesti AS	10188743	Tallinn	1,371	100	100	32.1
Securitas CR s r o	CZ43872026	Prague	100%	100	100	8.8
Securitas Canada Ltd	036580-6	Montreal	4,004	100	100	85.6
Grupo Securitas Mexico, S.A. de C.V.	GSM930817U48	Monterrey	5,000	100	100	14.5
Organización Fiel S.A.	1587929	Buenos Aires	1,412,000	100	100	67.6
Securitas Direct International AB	556222-9012	Linköping	109,000	100	100	89.0
Securitas Treasury Ireland Ltd	152440	Dublin	21,075,470	100	100	2,344.0
Securitas Group Reinsurance Ltd	317030	Dublin	50,000,000	100	100	576.5
Securitas Toolbox Ltd	316907	Dublin	100	100	100	–
Securitas Reinsurance Ireland Ltd	152439	Dublin	500,000	100	100	242.4
Securitas Rental AB	556376-3829	Stockholm	1,000	100	100	3.6
Securitas Invest AB	556630-3995	Stockholm	1,000	100	100	21,719.7
Securitas Stockholm AB	556068-7112	Stockholm	1,000	100	100	0.8
Other holdings						4.4
Total shares in subsidiaries						**45,489.2**

[1] A complete specification of subsidiaries can be obtained from the Parent Company.

NOTE 38 PREPAID EXPENSES AND ACCRUED INCOME

MSEK	2004	2003	2002
Prepaid rents	0.3	2.0	1.7
Prepaid financial expenses	60.0	86.6	92.8
Other prepaid expenses	5.9	5.9	6.4
Accrued interest income	433.4	439.8	441.4
Total prepaid expenses and accrued income	**499.6**	**534.3**	**542.3**

NOTE 39 INTEREST-BEARING CURRENT ASSETS

In the Parent Company's balance sheet, utilized internal credits in the Swedish cash pool account are reported under the Group account bank overdraft. Short-term investments refer to fixed interest rate bank deposits valued at cost.

NOTE 40 CHANGES IN SHAREHOLDERS' EQUITY

Number of shares outstanding December 31, 2004

Series A	17,142,600	each with a par value of SEK 1.00	17.1
Series B	347,916,297	each with a par value of SEK 1.00	348.0
Total	**365,058,897**		**365.1**

Proposed dividend

The Board of Directors and the President propose a dividend to the shareholders of SEK 3.00 per share.

NOTE 41 CONVERTIBLE DEBENTURE LOANS

For information on convertible debenture loans, refer to the information for the Group and Parent Company in Note 21.

NOTE 42 LONG-TERM LIABILITIES

Long-term liabilities fall due for payment as follows

MSEK	2004	2003	2002
Maturity < 5 years	9,805.3	11,311.1	7,093.3
Maturity > 5 years	–	–	4,289.8
Total long-term liabilities	**9,805.3**	**11,311.1**	**11,383.1**

NOTE 43 ACCRUED EXPENSES AND PREPAID INCOME

MSEK	2004	2003	2002
Staff-related items	41.1	19.2	13.7
Accrued financial expenses	8.7	86.5	153.0
Accrued interest expenses	458.1	508.0	520.0
Other accrued expenses	8.3	9.4	5.8
Total accrued expenses and prepaid income	516.2	623.1	692.5

NOTE 44 CONTINGENT LIABILITIES

MSEK	2004	2003	2002
Sureties and guaranties[1]	3,506.8	3,294.1	2,642.1
Other contingent liabilities	138.6	304.1	305.2
Total contingent liabilities	3,645.4	3,598.2	2,947.3
(Of which bonus commitments)	(48.9)	(213.7)	(213.7)
(Of which on behalf of subsidiaries)	(3,596.5)	(3,384.5)	(2,642.1)

[1] The Parent Company carries guaranties for loan liabilities at full value even if the underlying facilities in the subsidiaries are not fully utilized.

Stockholm, February 24, 2005

Melker Schörling
Chairman

Gustaf Douglas
Vice Chairman

Annika Falkengren

Carl Douglas

Anders Frick

Berthold Lindqvist

Fredrik Palmstierna

Susanne Bergman-Israelsson
Employee Representative

Göran Norberg
Employee Representative

Rune Lindblad
Employee Representative

Thomas Berglund
President and Chief Executive Officer

Our audit report has been submitted on February 28, 2005
PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anders Lundin
Authorized Public Accountant

To the annual general meeting of the shareholders of Securitas AB

Corporate Identity Number 556302-7241

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Securitas AB for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President and significant estimates made by the Board of Directors and the President when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The statutory Report of the Board of Directors is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Report of the Board of Directors and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 28, 2005

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant
Auditor in charge

Anders Lundin
Authorized Public Accountant

Transition to International Financial Reporting Standards 2005

Securitas provides high quality services for high-end gated communities such as Siena Community Association in Las Vegas, USA. Siena is a 667-acre age qualified community with nearly 2,000 homes where Securitas provides services such as access control, patrolling the premises and enforcing the community's regulations, such as parking violations and lighting requirements.

Introduction

Securitas will be reporting according to International Financial Reporting Standards (formerly IAS) from 2005. Although the Swedish Financial Accounting Standards Council's standards have progressively converged with IFRS, a number of discrepancies remain. The discrepancies mainly concerns application dates, transition rules but also reflects some of the changes introduced to IAS/IFRS via ongoing improvement projects carried out by the International Accounting Standards Board (IASB). However taken as a whole the Swedish financial reporting framework, in terms of the parts applicable to Securitas, is in all material aspects adapted to the changes being introduced within the European Union. The information in this appendix is based on an adoption of IAS/IFRS standards in their current form. Some of the standards including the transition rules in IFRS 1 are still subject to changes and final approval.

The tables below gives an overview of the impact on the full year statement of income, opening balance sheet and closing balance sheet for 2004:

Overview of Statement of Income and Balance Sheets

Table 1A. Adjusted Consolidated Statement of Income for 2004 according to Securitas' financial model

MSEK	Swedish GAAP 2004	Employee Benefits[1]	Securitization[2]	IFRS 3 and other impact	IFRS 2004
Total sales	59,687	–	–	–	59,687
Organic sales growth, %	*3*	–	–	–	*3*
Operating income before amortization	3,994	–	–	32	4,026
Operating margin, %	*6.7*	–	–	–	*6.7*
Amortization of goodwill	–1,150	–	–	1,150	–
Amortization of acquistion related intangible fixed assets	–	–	–	–100	–100
Acquisition related restructuring costs	–	–	–	–26	–26
Operating income after amortization	**2,844**	–	–	**1,056**	**3,900**
Net financial items	–516	–	–	–	–516
Interest cover ratio	*6.7*	–	–	–	*6.5*
Income before taxes	**2,328**	–	–	**1,056**	**3,384**
Taxes	–860	–	–	5	–855
Minority share in net income	–1	–	–	1	–
Net Income[3]	1,467	–	–	1,062	2,529
Earnings per share (SEK)	4.01	–	–	2.78	6.79

[1] Employee benefits are accounted for according to RR 29 which equals IAS 19 from January 1, 2004 and thus has no impact on the income statement.
[2] Securitization has no net impact on the income statement but will be reclassified within net financial items and thus lead to a decline in the interest cover ratio for 2004 of 0.2.
[3] Whereof attributed to the minority interests, under IFRS, MSEK 1 and to the equity holders of the Parent Company MSEK 2,528.

Table 1B. Adjusted Consolidated Opening Balance Sheet as per January 1, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Jan 1, 2004	Employee Benefits	Securitization	IFRS 3 and other impact	IFRS Jan 1, 2004
Accounts receivables	6,736	–	1,637	–	8,373
Other operating capital employed	–1,215	–564	–	–165	–1,944
Total operating capital employed	**5,521**	**–564**	**1,637**	**–165**	**6,429**
Goodwill	14,778	–	–	–118	14,660
Acquisition related intangible fixed assets	–	–	–	308	308
Total capital employed	**20,299**	**–564**	**1,637**	**25**	**21,397**
Operating capital employed as % of total sales	*9*	–	–	–	*11*
Return on capital employed, %	*18*	–	–	–	*17*
Net debt	9,083	–33	1,637	–	10,687
Net debt equity ratio, multiple	*0.81*	–	–	–	*1.00*
Shareholder's equity	11,216	–531	–	25	10,710
Total financing	**20,299**	**–564**	**1,637**	**25**	**21,397**

Table 1C. Adjusted Consolidated Closing Balance Sheet as per December 31, 2004 according to Securitas' financial model

MSEK	Swedish GAAP Dec 31, 2004	Employee Benefits	Securitization	IFRS 3 and other impact	IFRS Dec 31, 2004
Accounts receivables	7,279	–	1,549	–	8,828
Other operating capital employed	–1,888	–	–	–199	–2,087
Total operating capital employed	**5,391**	–	**1,549**	**–199**	**6,741**
Goodwill	14,508	–	–	794	15,302
Acquisition related intangible fixed assets	–	–	–	433	433
Total capital employed	**19,899**	–	**1,549**	**1,028**	**22,476**
Operating capital employed as % of total sales	*9*	–	–	–	*11*
Return on capital employed, %	*20*	–	–	–	*18*
Net debt	9,084	–	1,549	–	10,633
Net debt equity ratio, multiple	*0.84*	–	–	–	*0.90*
Shareholder's equity	10,815	–	–	1,028	11,843
Total financing	**19,899**	–	**1,549**	**1,028**	**22,476**

Operating items are labeled in green, net debt-related items in red and goodwill and acquisition related intangible fixed assets and taxes in yellow. Items related to shareholders' equity are labeled in blue.

Securitas' IFRS Project
In order to evaluate the impact of the transition to IAS/IFRS a project was established during 2003. A dedicated implementation organization has worked under the leadership of the Executive Vice President and CFO and with the assistance of Securitas' auditors. The results of the project have been communicated to Group Management, the Audit Committee and the Board of Directors on a continuous basis.

Adoption of IFRS
Securitas will adopt IFRS from the year starting on January 1, 2005. The first interim report issued under IFRS will be the first quarter 2005 published in May 2005. For the years previous to 2004 no restatement will take place, which is in line with the exemptions listed in IFRS 1.

Main impact on Securitas
The main impacts will be resulting from:

- Accounting of business combinations, including the treatment of goodwill.
- Recognition and measurement of financial instruments.

Segment reporting and employee benefits, which are two other changes that are significant for many companies transitioning to IFRS, have already been implemented in the Group's reporting with the introduction of the Swedish standards RR 25 Segment Reporting in 2003 and RR 29 Employee Benefits in 2004. The impact of adopting IAS 19 is therefore not technically a change when adopting IAS/IFRS. However Securitas has elected to show the impact on the opening balance sheet to make comparisons with non-Swedish listed companies more transparent. No change will occur when RR 25 Segment Reporting is replaced by IAS 14 Segment Reporting and RR 29 Employee Benefits by IAS 19 Employee Benefits.

The impact of reporting according to IAS/IFRS on Securitas over a business cycle *will depend mainly* on:

- The size and type of acquisitions that may take place and how much goodwill and acquisition related intangible fixed assets that will result from these acquisitions.
- The volatility resulting from the potential revaluation of derivatives under IAS 39 will depend on if the derivatives qualify for hedge accounting or not and how the interest rates and currency rates will fluctuate.

Changes to current IAS/IFRS and potential new standards could also have an impact on the future financial reporting. An example of this is the suggested changes to IAS 19 Employee Benefits. If the future version of the standard would require that both plan assets and obligations are valued at fair value in the balance sheet with an immediate recognition of the changes in fair value in the statement of income, this will potentially create more volatility in net income.

Impact on Financial Key Ratios
The impact on the external financial key ratios is shown in table 1D.

Organic sales growth has not been impacted by the transition to IAS/IFRS.

Total sales has not been impacted by the transition to IAS/IFRS.

The **operating margin** has not been impacted by the transition to IAS/IFRS, since the preliminary impact from IFRS 3 and other impact is only MSEK 32 and thus leaves the operating margin unchanged. RR 29 Employee Benefits was introduced already on January 1, 2004 and has had no impact on the operating margin.

Income before taxes has been impacted by IFRS 3 and other impact with MSEK 1,056 mainly related to discontinuation of amortization of goodwill of MSEK 1,150.

Operating capital employed as percent of total sales has increased from 9 percent to 11 percent both as per January 1, 2004 and December 31, 2004 as a result mainly from the changed treatment of the securitization. As per January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on operating capital employed as percent of total sales.

Table 1D. Securitas' adjusted key ratios for 2004

Key ratios 2004	Swedish GAAP	IFRS adjustment	Adjusted to IFRS
Total sales, MSEK	59,687	–	59,687
Organic sales growth, %	*3*	–	*3*
Operating margin, %	*6.7*	–	*6.7*
Income before taxes, MSEK	2,328	1,056	3,384
Operating capital employed as % of total sales	*9*	*2*	*11*
Free cash flow, MSEK	2,530	–	2,530
Return on capital employed, %	*20*	*–2*	*18*
Net debt to equity ratio, multiple	*0.84*	*0.06*	*0.90*
Interest cover ratio	*6.7*	*–0.2*	*6.5*
Earnings per share, SEK	4.01	2.78	6.79

Free cash flow has not been impacted by the transition to IAS/IFRS since the amortization of goodwill and other acquisition related intangible fixed assets has no cash flow impact and since restructuring costs are not included in the operating income before amortization and thus included below the level free cash flow in the consolidated statement of cash flow according to the Securitas' financial model.

Return on capital employed has decreased from 18 percent to 17 percent as per January 1, 2004 and from 20 percent to 18 percent as per December 31, 2004 as a result mainly due the changed treatment of the securitization. As per January 1, 2004 the implementation of RR 29 Employee Benefits also had an impact on return on capital employed. As per December 31, 2004 return on capital employed has also been impacted by the fact that goodwill is no longer amortized.

The **net debt to equity ratio** has increased from 0.81 to 1.00 as per January 1, 2004 and from 0.84 to 0.90 as per December 31, 2004 mainly due to the changed treatment of the securitization.

The **interest cover ratio** has for 2004 declined from 6.7 to 6.5 after the reclassification from securitization costs to interest expense.

Earnings per share has been impacted mainly by the fact that goodwill no longer is amortized. Based on the preliminary impact on the Group's statement of income earnings per share after full taxes and full conversion for 2004 has increased with SEK 2.78 from SEK 4.01 to SEK 6.79.

Impact of new standards

IAS 19 Employee Benefits (Notes 5, 7, 8, 10 and 12)
The accounting of defined benefit pension and other employee benefit plans, primarily healthcare benefits, was for 2003 and previous periods prepared according to Swedish and local accounting standards and recommendations. The new standard RR 29 Employee Benefits, which in all material aspects corresponds to IAS 19, came into effect on January 1, 2004. Since the standard came into effect on January 1, 2004 its impact is limited to the opening balance sheet. The impact on the opening balance sheet is disclosed under the heading Reclassification for the consistent classification of all defined benefit plans and under the heading Other effects for the restatement of the previous balances to IAS 19.

The accounting principles for employee benefits can be found in Note 1 Accounting principles, definitions and calculation of key ratios on page 71 and detailed disclosure in Note 22 Provisions for pensions and similar commitments on page 85.

IFRS 3 Business Combinations (Notes 1, 2, 3, 10, 13, 14, 15 and 18)
IFRS 3 Business Combinations was approved on March 31, 2004. Securitas has not restated any acquisitions prior to the application date of IFRS 3, which is in line with the exemptions listed in IFRS 1. However for acquisitions carried out after the application date of IFRS 3 (from January 1, 2004), adjustments have been carried out for the allocation of the purchase price and also for provisions for restructuring that was included in the determination of goodwill.

For Securitas amortization of goodwill will cease from January 1, 2005 and the amortization of goodwill charged to net income in 2004 has been reversed in all tables showing the 2004 figures adjusted to IFRS. Some of the amortization of *goodwill deemed to be related to intangible assets has been reversed from net* income as amortization of goodwill but charged to net income as amortization of acquisition related intangible fixed assets. This reclassification has been carried out in order to achieve a consistent classification going forward for both the statement of income and the balance sheet. The acquisition related intangible fixed assets have a useful life of 3–20 years.

Amortization of goodwill will be replaced by a yearly impairment test that will be carried out for all cash generating units (CGU) regardless if there is an indication of the goodwill being impaired or not. This is a difference from current Swedish GAAP where the impairment test was carried out whenever there was an indication of impairment. The impairment testing will be based on that the goodwill and other acquisition related intangible fixed assets will be tested for impairment on a CGU level which is consistent with the level that Securitas monitors performance that is per country in a division (segment).

Provisions for restructuring included in the determination of goodwill are not *allowed under IFRS 3. The impact of this is that the provisions for restructuring* in existence as per December 31, 2003, that does not qualify under IFRS 3, have been reversed via equity after considering the tax impact. Any utilization of these provisions for restructuring during 2004 has been accounted for as a cost in the IFRS adjusted statement of income. Thus the net impact on equity for these changes is nil, provided that the provisions for restructuring was utilized fully in 2004. For any provisions for restructuring included in the determination of goodwill in 2004 a similar reversal has taken place. The difference is that the opening adjustment has been done as a reduction of goodwill. Thus the net impact on equity is any utilization during 2004 that will be accounted for as a cost without any offset in retained earnings, since there is no opening balance for these provisions for restructuring that will be reversed via opening equity.

The acquisition process has been adapted mainly when it comes to the purchase price allocation that requires potentially more intangible assets, mainly customer contract portfolios, to be recognized before the residual is allocated to goodwill. *The valuation of the customer contract portfolios is based on the Multiple Excess* Earnings Method (MEEM) which is a valuation model based on discounted cash flows. The valuation is based on the churn rates and profitability of the acquired portfolio at the time of the acquisition. In the model a specific charge, contributory asset charge is applied as a cost or return requirement for the assets supporting the intangible asset. Cash flows are discounted on an after tax basis using the Weighted Average Cost of Capital (WACC) adjusted for local interest rate levels in the countries of acquisition.

In accordance with generally accepted principles for valuation of intangible assets for accounting purposes the valuation should be done in a uniform way, irrespectively if the asset is acquired through a share purchase or an asset deal. This means that if, in the country of the acquisition, goodwill arising out of an asset deal is tax deductible a tax shield should be calculated based upon the discounted cash flows of future tax savings and added to the value of the intangible asset. The value of the intangible asset is amortized over the expected life of the asset, which normally means the inverse of the churn rate on the acquired portfolio.

A deferred tax liability is calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset, which means that it neutralizes the impact of the amortization of the intangible asset on the full tax rate percentage on the income after tax.

However since Securitas is a service industry company that acquires businesses in order to apply the Securitas model and generate value by restructuring and refining the acquired business, the main impact will still come from synergies, values related to human resources and the creation of strategic platforms for growth, which most likely will still result in the major part of the purchase price being allocated to goodwill under IFRS 3.

IFRS 3 will have a significant impact on the accounting of business combinations. However the fundamentals of acquisitions will still remain the same.

IAS 32 and IAS 39 Financial Instruments

IAS 32 Financial Instruments: Disclosure and Presentation was introduced on January 1, 1996 whereas the corresponding Swedish standard RR 27 was introduced from 2003. There are differences between the two standards most notably that IAS 32 does not permit the netting of two instruments with the purpose of creating one synthetic instrument for example a combination of a non-SEK denominated loan and a foreign currency swap where the Group would assume the liability to repay both principal and interest in SEK. The impact of this paragraph in RR 27 being phased out when replaced by IAS 32 is that there will be a grossing up of assets and liabilities for this type of transaction. The result of this effect can be seen in the column Total book value Group, on the lines Foreign currency forward contracts in Note 2 Financial risk management on page 76.

IAS 39 Financial Instruments: Recognition and Measurement[1] will be implemented from January 1, 2005 without the comparatives being restated, which is in line with the exemptions listed in IFRS 1. Any cumulative impact resulting from the revaluation of financial instruments under IAS 39 will be accounted for via equity. Most of the hedging activities in place today will qualify for hedge accounting under IAS 39. The notable exception is the exposure to floating interest rate risk that today is being hedged via a program of interest rate swaps whereby the Group switches floating interest rate into fixed interest rate. The cumulative impact, resulting from the revaluation of the interest rate swaps mentioned above, on January 1, 2005 is an unrealized loss of MSEK 9 before tax. The recognition of this effect, which constitutes a change in accounting principle, will net of tax be accounted for as a reduction of non-restricted reserves.

While IAS 39 will create more volatility in the statement of income and balance sheet, although limited for Securitas, than what was previously the case under deferral hedge accounting, it is important to stress that it will not impact the cash flow of the Group nor the existing treasury strategies. For the interest rate swaps above and any other derivatives that will have to be accounted for with a similar impact, any unrealized gains or losses will come back to zero on the final maturity date.

IFRS 2 Share Based Payments

IFRS 2 Share Based Payments deals with share based incentive schemes and for the purpose of how to account for these schemes divides them into either equity settled schemes or cash settled schemes. IFRS 2 applies to schemes that have a grant date from November 7, 2002 and that has a vesting date later than January 1, 2005.

Securitas has no equity settled or cash settled schemes that would fall under the scope of this standard.

Taxes (Notes 4, 9, 16 and 18)

Taxes are impacted only as far as the transition effects has a tax implication. Changes in accounting principles (transition to IAS 19 and IFRS 3 for restructuring provisions) that impacts shareholders' equity are accounted for net of deferred tax. The fact that the utilization of restructuring provisions during 2004 has been accounted for as an expense in the income statement has also impacted deferred taxes in the adjusted statement of income.

As mentioned above the allocating of the purchase price in the acquisition calculation to the intangible asset in accordance with the MEEM calculation results in a deferred tax liability, calculated at the local tax rate on the difference between the book value and tax value of the intangible asset. The deferred tax liability is amortized over the same period as the intangible asset.

Other transition impact (Notes 6, 11, 17 and 19)

A specific issue is that the MUSD 225 (MUSD 250 from the fourth quarter of 2004) securitization agreement in the USA no longer is treated as an off-balance sheet source of funding. The Group has already earlier shown the securitization added back in Security Services USA's balance sheet and the impact of this on the key ratios for both operating capital employed as percent of total sales and return on capital employed. The offset to the add-back was then shown under the heading of Other and thus did not impact these two key ratios on the Group level. As the securitization now is shown as an on-balance sheet source of funding this has impacted the Group's key ratios for operating capital employed as percent of total sales, return on capital employed as well as the net debt to equity ratio. For the income statement the securitization will only result in a reclassification from securitization costs to interest expenses within the finance net. This has had a slight negative impact on the interest cover ratio.

The utilized securitization amount was per January 1, 2004 as well as per March 31, 2004, June 30, 2004 and September 30, 2004 MUSD 225. The utilized securitization amount as per December 31, 2004 was MUSD 234.

Accounting Principles

The adoption of IAS/IFRS will change some of Securitas' accounting principles. An update of the accounting principles will be published on the website www.securitasgroup.com at the latest in connection with the Annual General Meeting.

Adjusted Financial Statements

The adjusted financial statements for 2004 can be found on the following pages. In addition to the adjusted financial statements specifications to the adjusted financial statements in the annual report format can be found in Notes 1–12 and to the quarterly reporting format in Notes 13–19.

[1] Refers to IAS 39 in its current version as adopted by the European Union.

Adjusted Financial Statements

Table 2A. Consolidated Opening Balance Sheet as per January 1, 2004 in the Annual Report format

		Swedish GAAP	Effects of transition to IFRS		IFRS
MSEK	Note	Jan 1, 2004	Reclassification	Other effects	Jan 1, 2004
ASSETS					
Fixed assets					
Goodwill	1	14,777.8	–117.6	–	14,660.2
Acquisition related intangible fixed assets	2	–	307.6	–	307.6
Other intangible fixed assets	3	384.7	–190.0	–	194.7
Buildings and land		938.7	–	–	988.7
Machinery and equipment		4,030.3	–	–	4,030.3
Deferred tax assets	4	1,491.8	–	107.4	1,599.2
Interest-bearing financial fixed assets		138.7	–	–	138.7
Other long-term receivables	5	963.4	7.9	–380.1	591.2
Total fixed assets		22,815.4	7.9	–272.7	22,560.6
Current assets					
Inventories		484.2	–	–	484.2
Accounts receivables	6	6,736.0	1,636.9	–	8,372.9
Other current receivables	7	2,433.4	–11.5	–	2,421.9
Short-term investments		3,435.9	–	–	3,435.9
Cash and bank deposits		1,039.8	–	–	1,039.8
Total current assets		14,129.3	1,625.4	–	15,754.7
TOTAL ASSETS		36,954.7	1,633.3	–272.7	38,315.3
SHAREHOLDERS' EQUITY AND LIABILITIES					
Sherholders' equity					
Restricted equity					
Share capital		365.1	–	–	365.1
Restricted reserves		7,455.8	–	–	7,455.8
Total restricted equity		7,820.9	–	–	7,820.9
Non-restricted equity					
Non-restricted reserves		2,137.9	–	–506.6	1,631.3
Net income for the year		1,242.3	–	–	1,242.3
Total non-restricted equity		3,380.2	–	–506.6	2,873.6
Minority interests		–	–	15.6	15.6
Total shareholders' equity and minority interests		11,201.1	–	–491.0	10,710.1
Minority interests		15.6	–	–15.6	–
Provisions					
Provisions for pensions and similar commitments	8	32.6	367.4	440.6	840.6
Deferred tax liability	9	465.0	–	–180.2	284.8
Other provisions	10	1,607.5	–319.3	–26.5	1,261.7
Total provisions		2,105.1	48.1	233.9	2,387.1
Long-term liabilities					
Long-term convertible debenture loans		3,992.9	–	–	3,992.9
Other long-term loan liabilities		7,212.8	–	–	7,212.8
Other long-term liabilities		231.2	–	–	231.2
Total long-term liabilities		11,436.9	–	–	11,436.9
Current liabilities					
Short-term convertible debenture loans		–	–	–	–
Other short-term loan liabilities	11	2,458.6	1,636.9	–	4,095.5
Accounts payable		1,254.7	–	–	1,254.7
Other current liabilities	12	8,482.7	–51.7	–	8,431.0
Total current liabilities		12,196.0	1,585.2	–	13,781.2
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		36,954.7	1,633.3	–272.7	38,315.3
Pledged assets		16.0	–	–	16.0
Contingent liabilities		157.1	–	–	157.1

Table 2B. Consolidated Changes in Shareholder's Equity as per January 1, 2004 in the Annual Report format

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		365.1	7,455.8	2,849.4	–	10,670.3
Effects of change regarding transfer of minority interests[2]		–	–	–	15.6	15.6
Effects change of accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Opening balance according to IFRS		365.1	7,455.8	2,873.6	15.6	10,710.1

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 - RR 29 was implemented under Swedish GAAP as per January 1, 2004.
[2] Minority interests are under IFRS treated as a separate component of shareholders' equity.
[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Table 3. Segment Information for Opening Balance and by Quarter 2004

MSEK	Security Services USA Swedish GAAP Jan 1, 2004	Security Services USA IFRS transition effects	Security Services USA IFRS Jan 1, 2004	Security Services Europe Swedish GAAP Jan 1, 2004	Security Services Europe IFRS transition effects	Security Services Europe IFRS Jan 1, 2004	Security Systems Swedish GAAP Jan 1, 2004	Security Systems IFRS transition effects	Security Systems IFRS Jan 1, 2004	Direct Swedish GAAP Jan 1, 2004	Direct IFRS transition effects	Direct IFRS Jan 1, 2004	Cash Handling Services Swedish GAAP Jan 1, 2004	Cash Handling Services IFRS transition effects	Cash Handling Services IFRS Jan 1, 2004	Other and Eliminations Swedish GAAP Jan 1, 2004	Other and Eliminations IFRS transition effects	Other and Eliminations IFRS Jan 1, 2004	Group Swedish GAAP Jan 1, 2004	Group IFRS transition effects	Group IFRS Jan 1, 2004
Operating capital employed	1,150	–501	649	1,893	–147	1,746	703	–136	567	686	–17	669	2,348	–216	2,132	–1,259	1,925	666	5,521	908	6,429
Goodwill	6,427	–27	6,400	4,617	–75	4,542	587	121	708	527	–38	489	2,620	–99	2,521	–	–	–	14,778	–118	14,660
Acquisition related intangible fixed assets	–	77	77	–	78	78	–	3	3	–	53	53	–	97	97	–	–	–	–	308	308
Total capital employed	7,577	–451	7,126	6,510	–144	6,366	1,290	–12	1,278	1,213	–2	1,211	4,968	–218	4,750	–1,259	1,925	666	20,299	1,098	21,397
Net debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9,083	1,604	10,687	9,083	1,604	10,687
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	11,216	–606	10,710	11,216	–506	10,710
Total financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	20,299	1,098	21,397	20,299	1,098	21,397
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	0.81	0.19	1.00	0.81	0.19	1.00

Effects of the transition to IFRS on the Group's divisions for the period Jan–Mar 2004

MSEK	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004	Jan-Mar 2004		Jan-Mar 2004
Total sales	4,781	–	4,781	5,848	–	5,848	1,004	–	1,004	608	–	608	2,376	–	2,376	–164	–	–164	14,453	–	14,453
Operating income before amortization	237	5	242	407	–	407	106	2	108	52	1	53	123	–	123	–48	–	–48	877	8	885
Operating margin, %	5.0	0.1	5.1	7.0	–	7.0	10.6	0.2	10.8	8.6	0.1	8.7	5.2	–	5.2	–	–	–	6.1	–	6.1
Amortization of goodwill	–109	109	–	–87	87	–	–20	20	–	–12	12	–	–51	51	–	–	–	–	–279	279	–
Amortization of acquisition related intangible fixed assets	–	–9	–9	–	–4	–4	–	–	–	–	–4	–4	–	–7	–7	–	–	–	–	–24	–24
Acquisition related restructuring costs	–	–3	–3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–3	–3
Operating income after amortization	128	102	230	320	83	403	86	22	108	40	9	49	72	44	116	–48	–	–48	598	260	858
Operating capital employed	1,064	–50	1,014	1,719	19	1,738	560	–118	442	732	–15	717	2,656	1	2,657	–1,177	1,702	525	5,554	1,539	7,093
Goodwill	6,573	82	6,655	4,443	10	4,453	871	140	1,011	523	–27	496	2,678	–48	2,630	–	–	–	15,088	157	15,245
Acquisition related intangible fixed assets	–	74	74	–	74	74	–	3	3	–	51	51	–	93	93	–	–	–	–	295	295
Total capital employed	7,637	106	7,743	6,162	103	6,265	1,431	25	1,456	1,255	9	1,264	5,334	46	5,380	–1,177	1,702	525	20,642	1,991	22,633
Operating capital employed as % of sales	5	–	5	7	–	7	13	–3	10	28	–1	27	27	–	27	–	–	–	9	3	12
Return on capital employed, %	15	–1	14	28	–	28	32	–1	31	17	–	17	9	–	9	–	–	–	18	–2	16
Net debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9,351	1,702	11,053	9,351	1,702	11,053
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	11,291	289	11,580	11,291	289	11,580
Total financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	20,642	1,991	22,633	20,642	1,991	22,633
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	0.83	0.12	0.95	0.83	0.12	0.95

Effects of the transition to IFRS on the Group's divisions for the period Jan–Jun 2004

MSEK	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004	Jan-Jun 2004		Jan-Jun 2004
Total sales	9,573	–	9,573	11,835	–	11,835	2,144	–	2,144	1,256	–	1,256	4,814	–	4,814	–339	–	–339	29,283	–	29,283
Operating income before amortization	483	10	493	813	–	813	241	4	245	114	2	116	285	–	285	–112	–	–112	1,824	16	1,840
Operating margin, %	5.0	0.1	5.1	6.9	–	6.9	11.2	0.2	11.4	9.1	0.1	9.2	5.9	–	5.9	–	–	–	6.2	0.1	6.3
Amortization of goodwill	–221	221	–	–172	172	–	–46	46	–	–24	24	–	–101	101	–	–	–	–	–564	564	–
Amortization of acquisition related intangible fixed assets	–	–18	–18	–	–8	–8	–	–1	–1	–	–8	–8	–	–13	–13	–	–	–	–	–48	–48
Acquisition related restructuring costs	–	–	–	–	–2	–2	–	–1	–1	–	–	–	–	–	–	–	–	–	–	–3	–3
Operating income after amortization	262	213	475	641	162	803	195	48	243	90	18	108	184	88	272	–112	–	–112	1,260	529	1,789
Operating capital employed	906	–41	865	1,714	21	1,735	776	–88	688	709	–14	695	2,636	1	2,637	–1,359	1,623	264	5,382	1,502	6,884
Goodwill	6,446	193	6,639	4,331	88	4,419	2,310	–17	2,293	506	–15	491	2,611	3	2,614	–	–	–	16,204	252	16,456
Acquisition related intangible fixed assets	–	65	65	–	77	77	–	227	227	–	46	46	–	86	86	–	–	–	–	501	501
Total capital employed	7,352	217	7,569	6,045	186	6,231	3,086	122	3,208	1,215	17	1,232	5,247	90	5,337	–1,359	1,623	264	21,586	2,255	23,841
Operating capital employed as % of sales	5	–	5	7	–	7	14	–2	12	27	–1	26	27	–	27	–	–	–	9	2	11
Return on capital employed, %	15	–1	14	29	–1	28	15	–	15	19	–	19	11	–	11	–	–	–	18	–2	16
Net debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	10,795	1,698	12,493	10,795	1,698	12,493
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	10,791	557	11,348	10,791	557	11,348
Total financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	21,586	2,255	23,841	21,586	2,255	23,841
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1.00	0.10	1.10	1.00	0.10	1.10

Effects of the transition to IFRS on the Group's divisions for the period Jan–Sep 2004

MSEK	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004	Jan-Sep 2004		Jan-Sep 2004
Total sales	14,412	–	14,412	17,933	–	17,933	3,376	–	3,376	1,925	–	1,925	7,324	–	7,324	–505	–	–505	44,465	–	44,465
Operating income before amortization	727	15	742	1,285	–	1,285	368	7	375	193	2	195	503	–	503	–189	–	–189	2,887	24	2,911
Operating margin, %	5.0	0.1	5.1	7.2	–	7.2	10.9	0.2	11.1	10.0	0.1	10.1	6.9	–	6.9	–	–	–	6.5	–	6.5
Amortization of goodwill	–331	331	–	–259	259	–	–87	87	–	–36	36	–	–153	153	–	–	–	–	–866	866	–
Amortization of acquisition related intangible fixed assets	–	–26	–26	–	–12	–12	–	–5	–5	–	–12	–12	–	–19	–19	–	–	–	–	–74	–74
Acquisition related restructuring costs	–	–	–	–	–2	–2	–	–2	–2	–	–	–	–	–	–	–	–	–	–	–4	–4
Operating income after amortization	396	320	716	1,026	245	1,271	281	87	368	157	26	183	350	134	484	–189	–	–189	2,021	812	2,833
Operating capital employed	907	–36	871	1,817	18	1,835	755	–86	669	811	–13	798	2,648	2	2,650	–1,372	1,582	210	5,566	1,467	7,033
Goodwill	6,175	296	6,471	4,212	173	4,385	2,246	25	2,271	491	–3	488	2,509	52	2,561	–	–	–	15,633	543	16,176
Acquisition related intangible fixed assets	–	54	54	–	73	73	–	223	223	–	43	43	–	79	79	–	–	–	–	472	472
Total capital employed	7,082	314	7,396	6,029	264	6,293	3,001	162	3,163	1,302	27	1,329	5,157	133	5,290	–1,372	1,582	210	21,199	2,482	23,681
Operating capital employed as % of sales	5	–	5	8	–	8	14	–2	12	31	–	31	27	–	27	–	–	–	9	3	12
Return on capital employed, %	14	–	14	29	–1	28	17	–1	16	19	–	19	14	–1	13	–	–	–	19	–2	17
Net debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	10,184	1,655	11,839	10,184	1,655	11,839
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	11,015	827	11,842	11,015	827	11,842
Total financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	21,199	2,482	23,681	21,199	2,482	23,681
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	0.92	0.08	1.00	0.92	0.08	1.00

Effects of the transition to IFRS on the Group's divisions for the period Jan–Dec 2004

MSEK	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004	Jan-Dec 2004		Jan-Dec 2004
Total sales	18,845	–	18,845	24,006	–	24,006	4,811	–	4,811	2,625	–	2,625	10,032	–	10,032	–682	–	–682	59,687	–	59,687
Operating income before amortization	923	19	942	1,812	–	1,812	567	9	576	257	4	261	715	–	715	–280	–	–280	3,994	32	4,026
Operating margin, %	4.9	0.1	5.0	7.5	–	7.5	11.8	0.2	12.0	9.8	0.1	9.9	7.1	–	7.1	–	–	–	6.7	–	6.7
Amortization of goodwill	–432	432	–	–344	344	–	–126	126	–	–47	47	–	–201	201	–	–	–	–	–1,150	1,150	–
Amortization of acquisition related intangible fixed assets	–	–34	–34	–	–16	–16	–	–9	–9	–	–16	–16	–	–25	–25	–	–	–	–	–101	–100
Acquisition related restructuring costs	–	–1	–1	–	–21	–21	–	–3	–3	–	–	–	–	–1	–1	–	–	–	–	–26	–26
Operating income after amortization	491	416	907	1,468	307	1,775	441	123	564	210	35	245	514	175	689	–280	–	–280	2,844	1,056	3,900
Operating capital employed	860	–28	832	1,707	–	1,707	659	–84	575	851	–19	832	2,780	–1	2,779	–1,466	1,482	16	5,391	1,350	6,741
Goodwill	5,371	363	5,734	4,109	257	4,366	2,095	70	2,165	478	8	486	2,455	96	2,551	–	–	–	14,508	794	15,302
Acquisition related intangible fixed assets	–	42	42	–	69	69	–	203	203	–	45	45	–	69	69	–	–	–	–	433	433
Total capital employed	6,231	377	6,608	5,816	326	6,142	2,754	194	2,948	1,329	34	1,363	5,235	164	5,399	–1,466	1,482	16	19,899	2,577	22,476
Operating capital employed as % of sales	5	–1	4	7	–	7	12	–1	11	32	–	32	25	–	25	–	–	–	9	2	11
Return on capital employed, %	15	–1	14	31	–1	30	21	–1	20	19	–	19	14	–1	13	–	–	–	20	–2	18
Net debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9,084	1,549	10,633	9,084	1,549	10,633
Shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	10,815	1,028	11,843	10,815	1,028	11,843
Total financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	19,899	2,577	22,476	19,899	2,577	22,476
Net debt equity ratio, multiple	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	0.84	0.06	0.90	0.84	0.06	0.90

Consolidated Statement of Income, Balance Sheet and Changes in Shareholders' Equity by Quarter 2004

Table 4. Quarter 1, 2004

MSEK	Note	Swedish GAAP Jan–Mar 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jan–Mar 2004
Sales, continuing operations		14,195.9	–	–	14,195.9
Sales, acquired business		257.0	–	–	257.0
Total Sales		**14,452.9**	–	–	**14,452.9**
Organic sales growth, %		*2*	–	–	*2*
Production expenses		–11,242.2	0.9	–	–11,241.3
Gross income		**3,210.7**	**0.9**	–	**3,211.6**
Selling and administrative expenses		–2,333.8	4.8	2.3	–2,326.7
Operating income before amortization		**876.9**	**5.7**	**2.3**	**884.9**
Operating margin, %		*6.1*	–	–	*6.1*
Amortization of goodwill		–278.7	–	278.7	–
Amortization of acquisition related intangible fixed assets		–	–5.7	–17.9	–23.6
Acquisition related restructuring costs		–	–	–3.6	–3.6
Operating income after amortization		**598.2**	–	**259.5**	**857.7**
Net financial items		–134.2	–	–	–134.2
Income before taxes		**464.0**	–	**259.5**	**723.5**
Net margin, %		*3.2*	–	*1.8*	*5.0*
Current taxes		–158.3	–	–	–158.3
Deferred taxes		–15.7	–	1.3	–14.4
Minority share in net income		–0.1	–	0.1	–
Net income for the period[1]		**289.9**	–	**260.9**	**550.8**

[1] Whereof attributed to the minority interests, under IFRS, MSEK 0.1 and to the equity holders of the Parent Company MSEK 550.7.

MSEK	Note	Swedish GAAP Mar 31, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Mar 31, 2004
ASSETS					
Fixed assets					
Goodwill	13	15,088.1	–127.1	284.5	15,245.5
Acquisition related intangible fixed assets	14	–	312.8	–18.2	294.6
Other intangible fixed assets	15	384.5	–185.7	–	198.8
Tangible fixed assets		5,243.3	–	–	5,243.3
Non-interest bearing financial fixed assets	16	1,999.1	–	–1.1	1,998.0
Interest bearing financial fixed assets		142.3	–	–	142.3
Total fixed assets		**22,857.3**	–	**265.2**	**23,122.5**
Current assets					
Non-interest bearing current assets	17	10,005.4	1,702.1	–	11,707.5
Cash and liquid funds		4,106.0	–	–	4,106.0
Total current assets		**14,111.4**	**1,702.1**	–	**15,813.5**
TOTAL ASSETS		**36,968.7**	**1,702.1**	**265.2**	**38,936.0**

MSEK	Note	Swedish GAAP Mar 31, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Mar 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity		8,080.7	–	–	8,080.7
Non-restricted equity		3,196.6	–	288.8	3,485.4
Minority interests		–	–	13.4	13.4
Total shareholders' equity		**11,277.3**	–	**302.2**	**11,579.5**
Equity ratio, %		*31*	–	*–1*	*30*
Minority interests		**13.4**	–	**–13.4**	–
Provisions					
Interest bearing provisions		–	–	–	–
Non-interest bearing provisions	18	2,442.6	–	–23.6	2,419.0
Total provisions		**2,442.6**	–	**–23.6**	**2,419.0**
Long-term liabilities					
Non-interest bearing long-term liabilities		0.2	–	–	0.2
Interest bearing long-term liabilities		11,379.4	–	–	11,379.4
Total long-term liabilities		**11,379.6**	–	–	**11,379.6**
Current liabilities					
Non-interest bearing current liabilities		9,635.5	–	–	9,635.5
Interest bearing current liabilities	19	2,220.3	1,702.1	–	3,922.4
Total current liabilities		**11,855.8**	**1,702.1**	–	**13,557.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,968.7**	**1,702.1**	**265.2**	**38,936.0**

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		**365.1**	**7,455.8**	**2,849.4**	–	**10,670.3**
Translation differences		–	233.5	83.6	–	317.1
Transfer between restricted and non-restricted reserves		–	26.3	–26.3	–	–
Net income for the period		–	–	289.9	–	289.9
Dividend paid		–	–	–	–	–
Closing balance according to Swedish GAAP		**365.1**	**7,715.6**	**3,196.6**	–	**11,277.3**
Effects of change regarding transfer of minority interests[2]		–	–	–	13.4	13.4
Effects of change regarding minority interests in net income[2]		–	–	–0.1	–	–0.1
Effects of change in accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Effects of change on net income from IFRS 3		–	–	260.9	–	260.9
Impact of change in accounting principles on translation differences		–	–	3.8	–	3.8
Closing balance in accordance with IFRS		**365.1**	**7,715.6**	**3,485.4**	**13.4**	**11,579.5**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the first quarter 2004 since the Swedish standard corresponding to IAS 19 – RR 29 was implemented under Swedish GAAP as per January 1, 2004.
[2] Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.
[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Table 5. Quarter 2, 2004

MSEK	Note	Swedish GAAP Jan–Jun 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jan–Jun 2004
Sales, continuing operations		28,731.2	–	–	28,731.2
Sales, acquired business		551.3	–	–	551.3
Total Sales		**29,282.5**	–	–	**29,282.5**
Organic sales growth, %		*2*	–	–	*2*
Production expenses		–22,704.2	1.8	–	–22,702.4
Gross income		**6,578.3**	**1.8**	–	**6,580.1**
Selling and administrative expenses		–4,754.6	9.7	4.5	–4,740.4
Operating income before amortization		**1,823.7**	**11.5**	**4.5**	**1,839.7**
Operating margin, %		*6.2*	*0.1*	–	*6.3*
Amortization of goodwill		–564.4	–	564.4	–
Amortization of acquisition related intangible fixed assets		–	–11.5	–36.2	–47.7
Acquisition related restructuring costs		–	–	–3.0	–3.0
Operating income after amortization		**1,259.3**	–	**529.7**	**1,789.0**
Net financial items		–261.6	–	–	–261.6
Income before taxes		**997.7**	–	**529.7**	**1,527.4**
Net margin, %		*3.4*	–	*1.8*	*5.2*
Current taxes		–329.6	–	–	–329.6
Deferred taxes		–44.5	–	1.0	–43.5
Minority share in net income		–0.3	–	0.3	–
Net income for the period[1]		**623.3**	–	**531.0**	**1,154.3**

[1] Whereof attributed to the minority interests, under IFRS, MSEK 0.3 and to the equity holders of the Parent Company MSEK 1,154.0.

MSEK	Note	Swedish GAAP Jun 30, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jun 30, 2004
ASSETS					
Fixed assets					
Goodwill	13	16,203.8	–359.9	612.6	16,456.5
Acquisition related intangible fixed assets	14	–	537.1	–36.3	500.8
Other intangible fixed assets	15	425.8	–177.2	–	248.6
Tangible fixed assets		5,224.1	–	–	5,224.1
Non-interest bearing financial fixed assets	16	1,996.6	–	–2.6	1,994.0
Interest bearing financial fixed assets		140.7	–	–	140.7
Total fixed assets		**23,991.0**	–	**573.7**	**24,564.7**
Current assets					
Non-interest bearing current assets	17	10,475.3	1,698.2	–	12,173.5
Cash and liquid funds		2,609.4	–	–	2,609.4
Total current assets		**13,084.7**	**1,698.2**	–	**14,782.9**
TOTAL ASSETS		**37,075.7**	**1,698.2**	**573.7**	**39,347.6**

MSEK	Note	Swedish GAAP Jun 30, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jun 30, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity		7,776.2	–	–	7,776.2
Non-restricted equity		3,001.9	–	556.9	3,558.8
Minority interests		–	–	12.6	12.6
Total shareholders' equity		**10,778.1**	–	**569.5**	**11,347.6**
Equity ratio, %		*29*	–	–	*29*
Minority interests		**12.6**	–	**–12.6**	–
Provisions					
Interest bearing provisions		–	–	–	–
Non-interest bearing provisions	18	2,638.7	–	16.8	2,655.5
Total provisions		**2,638.7**	–	**16.8**	**2,655.5**
Long-term liabilities					
Non-interest bearing long-term liabilities		48.3	–	–	48.3
Interest bearing long-term liabilities		11,296.5	–	–	11,296.5
Total long-term liabilities		**11,344.8**	–	–	**11,344.8**
Current liabilities					
Non-interest bearing current liabilities		10,052.9	–	–	10,052.9
Interest bearing current liabilities	19	2,248.6	1,698.2	–	3,946.8
Total current liabilities		**12,301.5**	**1,698.2**	–	**13,999.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**37,075.7**	**1,698.2**	**573.7**	**39,347.6**

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		**365.1**	**7,455.8**	**2,849.4**	–	**10,670.3**
Translation differences		–	187.5	27.1	–	214.6
Transfer between restricted and non-restricted reserves		–	–232.2	232.2	–	–
Net income for the period		–	–	623.3	–	623.3
Dividend paid		–	–	–730.1	–	–730.1
Closing balance according to Swedish GAAP		**365.1**	**7,411.1**	**3,001.9**	–	**10,778.1**
Effects of change regarding transfer of minority interests[2]		–	–	–	12.6	12.6
Effects of change regarding minority interests in net income[2]		–	–	–0.3	–	–0.3
Effects of change in accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Effects of change on net income from IFRS 3		–	–	531.0	–	531.0
Impact of change in accounting principles on translation differences		–	–	2.0	–	2.0
Closing balance in accordance with IFRS		**365.1**	**7,411.1**	**3,558.8**	**12.6**	**11,347.6**

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the second quarter 2004 since the Swedish standard corresponding to IAS 19 – RR 29 was implemented under Swedish GAAP as per January 1, 2004.
[2] Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.
[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Table 6. Quarter 3, 2004

MSEK	Note	Swedish GAAP Jan–Sep 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jan–Sep 2004
Sales, continuing operations		43,587.7	–	–	43,587.7
Sales, acquired business		876.9	–	–	876.9
Total Sales		**44,464.6**	–	–	**44,464.6**
Organic sales growth, %		3	–	–	3
Production expenses		–34,396.1	2.6	–	–34,393.5
Gross income		**10,068.5**	2.6	–	**10,071.1**
Selling and administrative expenses		–7,181.9	14.6	6.8	–7,160.5
Operating income before amortization		**2,886.6**	17.2	6.8	**2,910.6**
Operating margin, %		6.5	–	–	6.5
Amortization of goodwill		–865.5	–	865.5	–
Amortization of acquisition related intangible fixed assets		–	–17.2	–56.5	–73.7
Acquisition related restructuring costs		–	–	–4.4	–4.4
Operating income after amortization		**2,021.1**	–	811.4	**2,832.5**
Net financial items		–393.8	–	–	–393.8
Income before taxes		**1,627.3**	–	811.4	**2,438.7**
Net margin, %		3.7	–	1.8	5.5
Current taxes		–559.5	–	–	–559.5
Deferred taxes		–50.8	–	2.5	–48.3
Minority share in net income		–0.4	–	0.4	–
Net income for the period[1]		**1,016.6**	–	**814.3**	**1,830.9**

[1] Whereof attributed to the minority interests, under IFRS, MSEK 0.4 and to the equity holders of the Parent Company MSEK 1,830.5.

MSEK	Note	Swedish GAAP Sep 30, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Sep 30, 2004
ASSETS					
Fixed assets					
Goodwill	13	15,633.2	–359.8	902.8	16,176.2
Acquisition related intangible fixed assets	14	–	527.9	–55.9	472.0
Other intangible fixed assets	15	403.9	–168.1	–	235.8
Tangible fixed assets		5,170.8	–	–	5,170.8
Non-interest bearing financial fixed assets	16	2,015.9	–	–2.3	2,013.6
Interest bearing financial fixed assets		140.7	–	–	140.7
Total fixed assets		**23,364.5**	–	**844.6**	**24,209.1**
Current assets					
Non-interest bearing current assets	17	10,659.8	1,654.9	–	12,314.7
Cash and liquid funds		3,562.4	–	–	3,562.4
Total current assets		**14,222.2**	**1,654.9**	–	**15,877.1**
TOTAL ASSETS		**37,586.7**	**1,654.9**	**844.6**	**40,086.2**

MSEK	Note	Swedish GAAP Sep 30, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Sep 30, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity		7,331.1	–	–	7,331.1
Non-restricted equity		3,667.2	–	827.4	4,494.6
Minority interests		–	–	16.4	16.4
Total shareholders' equity		**10,998.3**	–	**843.8**	**11,842.1**
Equity ratio, %		29	–	1	30
Minority interests		16.4	–	–16.4	–
Provisions					
Interest bearing provisions		–	–	–	–
Non-interest bearing provisions	18	2,784.1	–	17.2	2,801.3
Total provisions		**2,784.1**	–	**17.2**	**2,801.3**
Long-term liabilities					
Non-interest bearing long-term liabilities		43.0	–	–	43.0
Interest bearing long-term liabilities		11,241.1	–	–	11,241.1
Total long-term liabilities		**11,284.1**	–	–	**11,284.1**
Current liabilities					
Non-interest bearing current liabilities		9,857.8	–	–	9,857.8
Interest bearing current liabilities	19	2,646.0	1,654.9	–	4,300.9
Total current liabilities		**12,503.8**	**1,654.9**	–	**14,158.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**37,586.7**	**1,654.9**	**844.6**	**40,086.2**

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		365.1	7,455.8	2,849.4	–	10,670.3
Translation differences		–	1.3	40.2	–	41.5
Transfer between restricted and non-restricted reserves		–	–491.1	491.1	–	–
Net income for the period		–	–	1,016.6	–	1,016.6
Dividend paid		–	–	–730.1	–	–730.1
Closing balance according to Swedish GAAP		365.1	6,964.0	3,667.2	–	10,998.3
Effects of change regarding transfer of minority interests[2]		–	–	–	16.4	16.4
Effects of change regarding minority interests in net income[2]		–	–	–0.4	–	–0.4
Effects of change in accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Effects of change on net income from IFRS 3		–	–	814.3	–	814.3
Impact of change in accounting principles on translation differences		–	–	–10.7	–	–10.7
Closing balance in accordance with IFRS		365.1	6,964.0	4,494.6	16.4	11,842.1

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the third quarter 2004 since the Swedish standard corresponding to IAS 19 – RR 29 was implemented under Swedish GAAP as per January 1, 2004.
[2] Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.
[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Table 7. Quarter 4, 2004

MSEK	Note	Swedish GAAP Jan–Dec 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Jan–Dec 2004
Sales, continuing operations		58,167.6	–	–	58,167.6
Sales, acquired business		1,519.0	–	–	1,519.0
Total Sales		**59,686.6**	–	–	**59,686.6**
Organic sales growth, %		3	–	–	3
Production expenses		–46,017.8	4.1	–	–46,013.7
Gross income		**13,668.8**	4.1	–	**13,672.9**
Selling and administrative expenses		–9,674.5	19.0	9.0	–9,646.5
Operating income before amortization		**3,994.3**	23.1	9.0	**4,026.4**
Operating margin, %		6.7	–	–	6.7
Amortization of goodwill		–1,149.7	–	1,149.7	–
Amortization of acquisition related intangible fixed assets		–	–23.1	–76.5	–99.6
Acquisition related restructuring costs		–	–	–26.5	–26.5
Operating income after amortization		**2,844.6**	–	1,055.7	**3,900.3**
Net financial items		–516.6	–	–	–516.6
Income before taxes		**2,328.0**	–	1,055.7	**3,383.7**
Net margin, %		3.9	–	1.8	5.7
Current taxes		–795.0	–	–	–795.0
Deferred taxes		–65.4	–	5.2	–60.2
Minority share in net income		–0.7	–	0.7	–
Net income for the period[1]		**1,466.9**	–	**1,061.6**	**2,528.5**

[1] Whereof attributed to the minority interests, under IFRS, MSEK 0.7 and to the equity holders of the Parent Company MSEK 2,527.8.

MSEK	Note	Swedish GAAP Dec 31, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Dec 31, 2004
ASSETS					
Fixed assets					
Goodwill	13	14,508.3	–343.4	1,137.0	15,301.9
Acquisition related intangible fixed assets	14	–	506.7	–73.5	433.2
Other intangible fixed assets	15	431.9	–163.3	–	268.6
Tangible fixed assets		5,820.0	–	–	5,820.0
Non-interest bearing financial fixed assets	16	1,876.2	–	–0.6	1,875.6
Interest bearing financial fixed assets		138.2	–	–	138.2
Total fixed assets		**22,774.6**	–	**1,062.9**	**23,837.5**
Current assets					
Non-interest bearing current assets	17	10,335.8	1,549.0	–	11,884.8
Cash and liquid funds		3,120.4	–	–	3,120.4
Total current assets		**13,456.2**	**1,549.0**	–	**15,005.2**
TOTAL ASSETS		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**

MSEK	Note	Swedish GAAP Dec 31, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Dec 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity					
Restricted equity		6,471.0	–	–	6,471.0
Non-restricted equity		4,327.3	–	1,028.0	5,355.3
Minority interests		–	–	16.6	16.6
Total shareholders' equity		**10,798.3**	–	**1,044.6**	**11,842.9**
Equity ratio, %		30	–	–	30
Minority interests		16.6	–	–16.6	–
Provisions					
Interest bearing provisions		–	–	–	–
Non-interest bearing provisions	18	2,081.4	–	34.9	2,116.3
Total provisions		**2,081.4**	–	**34.9**	**2,116.3**
Long-term liabilities					
Non-interest bearing long-term liabilities		90.8	–	–	90.8
Interest bearing long-term liabilities		10,141.8	–	–	10,141.8
Total long-term liabilities		**10,232.6**	–	–	**10,232.6**
Current liabilities					
Non-interest bearing current liabilities		10,901.0	–	–	10,901.0
Interest bearing current liabilities	19	2,200.9	1,549.0	–	3,749.9
Total current liabilities		**13,101.9**	**1,549.0**	–	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		365.1	7,455.8	2,849.4	–	10,670.3
Translation differences		–	–610.4	1.6	–	–608.8
Transfer between restricted and non-restricted reserves		–	–739.5	739.5	–	–
Net income for the period		–	–	1,466.9	–	1,466.9
Dividend paid		–	–	–730.1	–	–730.1
Closing balance according to Swedish GAAP		365.1	6,105.9	4,317.3	–	10,798.3
Effects of change regarding transfer of minority interests[2]		–	–	–	16.6	16.6
Effects of change regarding minority interests in net income[2]		–	–	–0.7	–	–0.7
Effects of change in accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Effects of change on net income from IFRS 3		–	–	1,061.6	–	1,061.6
Impact of change in accounting principles on translation differences		–	–	–57.1	–	–57.1
Closing balance in accordance with IFRS		365.1	6,105.9	5,355.3	16.6	11,842.9

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the interim report for the fourth quarter 2004 since the Swedish standard corresponding to IAS 19 – RR 29 was implemented under Swedish GAAP as per January 1, 2004.
[2] Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.
[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Table 8. Consolidated Statement of Income 2004 in the Annual report format

MSEK	Note	Swedish GAAP 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS 2004
Sales, continuing operations		58,167.6	–	–	58,167.6
Sales, acquired business		1,519.0	–	–	1,519.0
Total sales		**59,686.6**	–	–	**59,686.6**
Production expenses		–46,017.8	4.1	–	–46,013.7
Gross income		**13,668.8**	**4.1**	–	**13,672.9**
Selling and administrative expenses		–9,674.5	19.0	9.0	–9,646.5
Amortization of goodwill		–1,149.7	–	1,149.7	–
Amortization of acquisition related intangible fixed assets		–	–23.1	–76.5	–99.6
Acquisition related restructuring costs		–	–	–26.5	–26.5
Operating income		**2,844.6**	–	**1,055.7**	**3,900.3**
Result of financial investments					
Interest income		189.5	–	–	189.5
Interest expense and similar items		–706.1	–	–	–706.1
Income before taxes		**2,328.0**	–	**1,055.7**	**3,383.7**
Taxes		–860.4	–	5.2	–855.2
Minority share in net income		–0.7	–	0.7	–
Net income for the year[1]		**1,466.9**	–	**1,061.6**	**2,528.5**
Average number of shares		365,058,897	–	–	365,058,897
Average number of shares after full conversion		382,408,810	–	–	382,408,810
Earnings per share after full taxes, before full conversion (SEK)		**4.02**	–	**2.90**	**6.92**
Earnings per share after full taxes, after full conversion (SEK)		**4.01**	–	**2.78**	**6.79**
Proposed dividend per share (SEK)		**3.00**	–	–	**3.00**

[1] Whereof attributed to the minority interests, under IFRS, MSEK 0.7 and to the equity holders of the Parent Company MSEK 2,527.8.

Table 9. Consolidated Balance Sheet, December 31, 2004 in the Annual report format

MSEK	Note	Swedish GAAP Dec 31, 2004	Effects of transition to IFRS: Reclassification	Effects of transition to IFRS: Other effects	IFRS Dec 31, 2004
ASSETS					
Fixed assets					
Goodwill	1	14,508.3	–343.4	1,137.0	15,301.9
Acquisition related intangible fixed assets	2	–	506.7	–73.5	433.2
Other intangible fixed assets	3	431.9	–163.3	–	268.6
Buildings and land		1,043.2	–	–	1,043.2
Machinery and equipment		4,776.8	–	–	4,776.8
Deferred tax assets	4	1,442.2	–	–0.6	1,441.6
Interest bearing financial fixed assets		138.2	–	–	138.2
Other long-term receivables	5	434.0	–	–	434.0
Total fixed assets		**22,774.6**	–	**1,062.9**	**23,837.5**
Current assets					
Inventories		608.6	–	–	608.6
Accounts receivables	6	7,279.0	1,549.0	–	8,828.0
Other current receivables	7	2,448.2	–	–	2,448.2
Short term investments		2,192.1	–	–	2,192.1
Cash and bank deposits		928.3	–	–	928.3
Total current assets		**13,456.2**	**1,549.0**	–	**15,005.2**
TOTAL ASSETS		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**
SHARHOLDERS' EQUITY AND LIABILITIES					
Sherholders' equity					
Restricted equity					
Share capital		365.1	–	–	365.1
Restricted reserves		6,105.9	–	–	6,105.9
Total restricted equity		**6,471.0**	–	–	**6,471.0**
Non-restricted equity					
Non-restricted reserves		2,860.4	–	–33.6	2,826.8
Net income for the year		1,466.9	–	1,061.6	2,528.5
Total non-restricted equity		**4,327.3**	–	**1,028.0**	**5,355.3**
Minority interests		–	–	16.6	16.6
Total shareholders' equity and minority interests		**10,798.3**	–	**1,044.6**	**11,842.9**
Minority interests		**16.6**	–	**–16.6**	–
Provisions					
Provisions for pensions and similar commitments	8	851.4	–	–	851.4
Deferred tax liability	9	408.8	–	66.1	474.9
Other provisions	10	821.2	–	–31.2	790.0
Total provisions		**2,081.4**	–	**34.9**	**2,116.3**
Long-term liabilities					
Long-term convertible debenture loans		3,940.6	–	–	3,940.6
Other long-term loan liabilities		6,201.2	–	–	6,201.2
Other long-term liabilities		90.8	–	–	90.8
Total long-term liabilities		**10,232.6**	–	–	**10,232.6**
Current liabilities					
Short-term convertible debenture loans		–	–	–	–
Other short-term loan liabilities	11	2,200.9	1,549.0	–	3,749.9
Accounts payable		1,411.4	–	–	1,411.4
Other current liabilities	12	9,489.6	–	–	9,489.6
Total current liabilities		**13,101.9**	**1,549.0**	–	**14,650.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**36,230.8**	**1,549.0**	**1,062.9**	**38,842.7**
Pledged assets		7.8	–	–	7.8
Contingent liabilities		158.4	–	–	158.4

Table 10. Consolidated Changes in Shareholders' Equity as per December 31, 2004 in the Annual report format

MSEK	Note	Share capital	Restricted reserves	Non-restricted reserves	Minority interests	Total
Opening balance according to adopted balance sheet		365.1	7,455.8	3,380.2	–	11,201.1
Effects of change in accounting principle RR 29 (IAS 19)[1]		–	–	–530.8	–	–530.8
Opening balance adjusted in accordance with RR 29 (IAS 19)		365.1	7,455.8	2,849.4	–	10,670.3
Translation differences		–	–610.4	1.6	–	–603.8
Transfer between restricted and non-restricted reserves		–	–739.5	739.5	–	–
Net income for the period		–	–	1,466.9	–	1,466.9
Dividend paid		–	–	–730.1	–	–730.1
Closing balance according to Swedish GAAP		365.1	6,105.9	4,327.3	–	10,798.3
Effects of change regarding transfer of minority interests[2]		–	–	–	16.6	16.6
Effects of change regarding minority interests in net income[2]		–	–	–0.7	–	–0.7
Effects of change in accounting principle IFRS 3[3]		–	–	24.2	–	24.2
Effects of change on net income from IFRS 3		–	–	1,061.6	–	1,061.6
Impact of change in accounting principles on translation differences		–	–	–57.1	–	–57.1
Closing balance in accordance with IFRS		365.1	6,105.9	5,355.3	16.6	11,842.9

[1] The impact from IAS 19 while being considered an IAS/IFRS adjustment has already impacted the shareholders' equity that was presented in the annual report for 2004 since the Swedish standard corresponding to IAS 19 – RR 29 was implemented under Swedish GAAP as per January 1, 2004.

[2] Minority interests are under IFRS treated as a separate component of shareholders' equity. Minority interests in the income statement should not impact net income.

[3] IFRS 3 requires that the opening balance for restructuring provisions included in goodwill, and not qualifying under IFRS 3, to be reversed to equity net of deferred tax.

Comments and Notes to the Adjusted Consolidated Financial Statements and Segment Information

Comments to the Adjusted Consolidated Statements of Income (Tables 4, 5, 6, 7 and 8)
The reclassifications has net a nil impact on the net income for the period. The reclassifications carried out for contract portfolios and goodwill in the balance sheet has resulted in that all acquisition related amortization on contract portfolios has been reclassified from the lines Production expenses and Selling and administrative expenses to the new line Amortization of acquisition related intangible fixed assets. The reclassification impact on amortization of acquisition related intangible fixed assets are Q1 MSEK –5.7, H1 MSEK –11.5, 9M MSEK –17.2 and FY MSEK –23.1.

Other effects are the reversal of amortization from Selling and administrative expenses of intangible assets reclassified to goodwill and thus included in the reversal of all amortization of goodwill from the adjusted statement of income. The impact on operating income before and after amortization are Q1 MSEK 2.3, H1 MSEK 4.5, 9M MSEK 6.8 and FY MSEK 9.0.

Under other effects can also be found the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Contract portfolios are not deemed to have an indefinite life under IFRS 3 and are thus still subject to amortization. The impact on amortization of acquisition related intangible assets are Q1 MSEK –17.9, H1 MSEK –36.2, 9M MSEK –56.5 and FY MSEK –76.5.

Utilization of restructuring provisions previously accounted for as a reduction of restructuring provisions have impacted acquisition related restructuring costs with Q1 MSEK –3.6, H1 MSEK –3.0, 9M MSEK –4.4 and FY MSEK –26.5.

Deferred taxes have been impacted by acquisition related restructuring costs previously accounted for as a reduction of restructuring provisions. Deferred taxes have also been impacted by income statement impact of the tax calculated on the purchase price allocation, that has been amortized over the same period as the amortization of the intangible asset.

Comments to the Adjusted Consolidated Balance Sheets (Tables 2A, 4, 5, 6, 7 and 9)
The reclassifications has impacted the total balance sheet size mainly when it comes to the changes regarding securitization. Further information can be found in Notes 6, 11, 17 and 19 for securitization.

The reclassifications regarding employee benefits have had a small impact on the balance sheet size and only for the opening balance sheet as per January 1, 2004. Further information can be found in Notes 5, 7, 8, 10 and 12.

The reclassification between the lines Goodwill, Acquisition related intangible fixed assets and Other intangible fixed assets has net a nil impact on the total fixed assets and total assets. Other effects with an impact on these lines are the reversal of amortization of goodwill and the amortization of the contract portfolios reclassified from goodwill to acquisition related intangible fixed assets. Further information can be found in Notes 1, 2, 3, 13, 14 and 15.

Deferred tax assets have been impacted by the change in accounting principles for employee benefits under IAS 19 and for the change in accounting principles under IFRS 3 resulting in the reversal of restructuring provisions and the subsequent accounting of any utilization as a cost in the income statement. Further information can be found in Notes 4 and 16.

Other long-term receivables have been impacted by the change in accounting principles for employee benefits under IAS 19. Further information can be found in Note 5.

Comments on the changes to shareholders' equity can be found below under Comments to the adjusted changes in shareholders'equity.

Provisions for pensions and similar commitments have been impacted by the change in accounting principles for employee benefits under IAS 19. Further information can be found in Note 8.

Deferred tax liability have been impacted by the change in accounting principles for employee benefits under IAS 19. The deferred tax liability has also been impacted by the tax calculated on the purchase price allocation and the subsequent amortization of this impact via the statement of income. Further information can be found in Notes 9 and 18.

Other provisions have been impacted by the change in accounting principles under IFRS 3 resulting in the reversal of restructuring provisions. Further information can be found in Notes 10 and 18.

Comments to the Adjusted Segment Information for Opening Balance and by Quarter (Table 3)
The impact on the opening balance for capital employed and financing as per January 1, 2004 is mainly resulting from:

- Reclassification and change in accounting principle for employee benefits under IAS 19. Of the total impact of MSEK –854 at Group level, MSEK –821 reflects the change in accounting principle according to IAS 19 and MSEK –33 reclassification of provisions for pensions previously included in net debt. The impact on each of the segments are as follows; MSEK –450 in Security Services USA, MSEK –166 in Security Services Europe. MSEK –17 in Security Systems, MSEK –2 in Direct. MSEK –218 in Cash Handling Services and MSEK –1 in Other.

- Deferred tax on the change in accounting principle according to IAS 19 of MSEK 290 is accounted for under the heading Other.

- The remaining impact in the segments are related to reclassification of contract portfolios previously included as other intangible fixed assets to acquisition related intangible fixed assets, reclassification of goodwill previously included in other intangible fixed assets to goodwill and the reversal of restructuring provisions. The impact in each of the segments are as follows; MSEK –1 in Security Services USA, MSEK 22 in Security Services Europe and MSEK 5 in Security Systems.

- Deferred tax on the change in accounting principle regarding the reversal of restructuring provisions of MSEK –1 is accounted for under the heading Other.

- The remaining impact on operating capital employed is the impact from the securitization of MSEK 1,637, which is accounted for under the heading Other.

- The impact on net debt is a result of the reclassification of provisions for pension to operating capital employed of MSEK –33 and the securitization of MSEK 1,637. Both items are accounted for under the heading Other.

- The impact on shareholders' equity is a result of the change in accounting principle according to IAS 19 net of deferred tax and the change in accounting principle regarding the reversal of provisions for restructuring net of deferred tax. Minority interests are included in both the opening and closing amount of shareholders' equity and thus has no impact in Table 3.

The increase of acquisition related intangible fixed assets in Security Systems from March 31, 2004 (MSEK 3) to June 30, 2004 (MSEK 227) is explained by the acquisitions of Bell Group plc and Eurotelis. The previous acquisition calculations and purchase price allocations have been changed to be in line with IFRS 3. Thus part of the goodwill relating to these acquisitions have been reclassified to acquisition related intangible fixed assets.

The impact on the operating income before amortization for each of the quarters is explained by:

- The reclassification to amortization of acquisition related intangible fixed assets from amortization of other intangible fixed assets previously included in operating income before amortization.

- The reclassification and subsequent reversal of the amortization of goodwill previously included in amortization of other intangible fixed assets included in operating income before amortization.

The reversal of amortization of goodwill and the impact of amortization of acquisition related intangible fixed assets as well as acquisition related restructuring costs are shown in Tables 4, 5, 6, 7 and 8.

Comments to the Adjusted Changes in Shareholders' Equity (Tables 2B, 4, 5, 6, 7 and 10)
The impact on non-restricted reserves in equity is a result of the change in accounting principles for employee benefits under IAS 19 (MSEK –530.8 as per January 1, 2004) and for the change in accounting principles under IFRS 3 resulting in the reversal of restructuring provisions (MSEK 24.2). Furthermore since the minority interests are not deducted in the statement of income under IFRS, the net income attributable to the minority interests are accounted for via non-restricted reserves with a corresponding increase in net income.

Net income included in non-restricted reserves has been impacted positively by the reversal of amortization of goodwill. The negative impact on net income included in non-restricted reserves is a result of the amortization of acquisition related intangible fixed assets and acquisition related restructuring costs. The impact of the acquisition related restructuring costs has had a positive impact on taxes included in net income and thus on non-restricted reserves. The amortization of deferred tax liabilities relating to the tax calculated on the purchase price allocation has also had a positive impact on taxes. Finally the changes to net income has also resulted in translation differences on these adjustments since there is a difference between the balance sheet end rate and the average rate used in the statement of income when translating foreign subsidiaries financial statements into SEK.

Under IFRS minority interests are reclassified and included as a separate item in shareholders' equity. The minority interests in net income are no longer deducted in the statement of income but disclosed on the face of the statement of income below net income.

Notes to the Adjusted Consolidated Financial Statements

NOTE 1 GOODWILL

MSEK	Jan 1, 2004	Dec 31, 2004
Goodwill under Swedish GAAP	**14,777.8**	**14,508.3**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–241.1	–457.9
Reclassification of goodwill from other intangible fixed assets	123.5	114.5
Total change relating to reclassifications	**–117.6**	**–343.4**
Reversal of goodwill amortization from income statement	–	1,149.7
Translation difference on reversal of goodwill amortization	–	–69.8
Reversal of amortization reclassified from operating income before amortization	–	9.0
Reversal of restructuring provisions	–	–30.9
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Total change relating to effects from transition to IFRS	**–**	**1,137.0**
Goodwill under IFRS	**14,660.2**	**15,301.9**

NOTE 2 ACQUISITION RELATED INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Acquisition related intangible fixed assets under Swedish GAAP	**–**	**–**
Reclassification of contract portfolios from goodwill	241.1	457.9
Reclassification of contract portfolios from other intangible fixed assets	66.5	48.8
Total change relating to reclassifications	**307.6**	**506.7**
Amortization of acquisition related intangible fixed assets from goodwill	–	–76.5
Translation difference on amortization	–	3.0
Total change relating to effects from transition to IFRS	**–**	**–73.5**
Acquisition related intangible fixed assets under IFRS	**307.6**	**433.2**

NOTE 3 OTHER INTANGIBLE FIXED ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Other intangible fixed assets under Swedish GAAP	**384.7**	**431.9**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–66.5	–48.8
Reclassification of other intangible fixed assets to goodwill	–123.5	–114.5
Total change	**–190.0**	**–163.3**
Other intangible fixed assets under IFRS	**194.7**	**268.6**

NOTE 4 DEFERRED TAX ASSETS

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax assets under Swedish GAAP	**1,491.8**	**1,442.2**
Deferred tax on change of pensions and other employee related benefits to IAS 19	109.7	–
Deferred tax on restructuring expenses	–	2.4
Deferred tax on reversal of opening balance of restructuring provisions	–2.3	–2.3
Deferred tax on reversal of restructuring provisions from goodwill	–	–0.9
Translation differences	–	0.2
Total change	**107.4**	**–0.6**
Deferred tax assets under IFRS	**1,599.2**	**1,441.6**

NOTE 5 OTHER LONG-TERM RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other long-term receivables under Swedish GAAP	**963.4**	**434.0**
Reclassification of pensions and other employee related benefits	7.9	–
Change of pensions and other employee related benefits according to IAS 19	–380.1	–
Total change	**–372.2**	**–**
Other long-term receivables under IFRS	**591.2**	**434.0**

NOTE 6 ACCOUNT RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Accounts receivables under Swedish GAAP	**6,736.0**	**7,279.0**
Recognition of accounts receivables under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Accounts receivables under IFRS	**8,372.9**	**8,828.0**

NOTE 7 OTHER CURRENT RECEIVABLES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current receivables under Swedish GAAP	**2,433.4**	**2,448.2**
Reclassification of pensions and other employee related benefits	–11.5	–
Total change	**–11.5**	**–**
Other current receivables under IFRS	**2,421.9**	**2,448.2**

NOTE 8 PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

MSEK	Jan 1, 2004	Dec 31, 2004
Provisions for pensions and similar commitments under Swedish GAAP	**32.6**	**851.4**
Reclassification of pensions and other employee related benefits	367.4	–
Change of pensions and other employee related benefits according to IAS 19	440.6	–
Total change	**808.0**	**–**
Provisions for pensions and similar commitments under IFRS	**840.6**	**851.4**

NOTE 9 DEFERRED TAX LIABILITY

MSEK	Jan 1, 2004	Dec 31, 2004
Deferred tax liability under Swedish GAAP	**465.0**	**408.8**
Deferred tax on change of pensions and other employee related benefits to IAS 19	–180.2	–
Deferred tax relating to acquisition related intangible fixed assets	–	69.0
Amortization of tax relating to acquisition related intangible fixed assets	–	–2.9
Translation differences	–	–
Total change	**–180.2**	**66.1**
Deferred tax liability under IFRS	**284.8**	**474.9**

NOTE 10 OTHER PROVISIONS

MSEK	Jan 1, 2004	Dec 31, 2004
Other provisions under Swedish GAAP	**1,607.5**	**821.2**
Reclassification of pensions and other employee related benefits	–319.3	–
Reversal of opening balance provisions for restructuring	–26.5	–26.5
Reversal of restructuring provisions from goodwill	–	–30.9
Reversal of cash paid out to acquisition related restructuring costs	–	26.5
Translation differences	–	–0.3
Total change	**–345.8**	**–31.2**
Other provisions under IFRS	**1,261.7**	**790.0**

NOTE 11 OTHER SHORT-TERM LOAN LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other short-term loan liabilities under Swedish GAAP	**2,458.6**	**2,200.9**
Recognition of funding of accounts receivables under securitization	1,636.9	1,549.0
Total change	**1,636.9**	**1,549.0**
Other short-term loan liabilities under IFRS	**4,095.5**	**3,749.9**

NOTE 12 OTHER CURRENT LIABILITIES

MSEK	Jan 1, 2004	Dec 31, 2004
Other current liabilities under Swedish GAAP	**8,482.7**	**9,489.6**
Reclassification of pensions and other employee related benefits	–51.7	–
Total change	**–51.7**	**–**
Other current liabilities under IFRS	**8,431.0**	**9,489.6**

NOTE 13 GOODWILL

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Goodwill under Swedish GAAP	**15,088.1**	**16,203.8**	**15,633.2**	**14,508.3**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–248.3	–478.9	–476.6	–457.9
Reclassification of goodwill from other intangible fixed assets	121.2	119.0	116.8	114.5
Total change relating to reclassifications	**–127.1**	**–359.9**	**–359.8**	**–343.4**
Reversal of goodwill amortization from income statement	278.7	564.4	865.5	1,149.7
Translation difference on reversal of goodwill amortization	3.5	1.9	–11.3	–59.8
Reversal of amortization reclassified from operating income before amortization	2.3	4.5	6.8	9.0
Reversal of restructuring provisions	–	–30.8	–30.6	–30.9
Deferred tax relating to acquisition related intangible fixed assets	–	72.6	72.4	69.0
Total change relating to effects from transition to IFRS	**284.5**	**612.6**	**902.8**	**1,137.0**
Goodwill under IFRS	**15,245.5**	**16,456.5**	**16,176.2**	**15,301.9**

NOTE 14 ACQUISITION RELATED INTANGIBLE FIXED ASSETS

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Acquisition related intangible fixed assets under Swedish GAAP	**–**	**–**	**–**	**–**
Reclassification of contract portfolios from goodwill	248.3	478.9	476.6	457.9
Reclassification of contract portfolios from other intangible fixed assets	64.5	58.2	51.3	48.8
Total change relating to reclassifications	**312.8**	**537.1**	**527.9**	**506.7**
Amortization of acquisition related intangible fixed assets from goodwill	–17.9	–36.2	–56.5	–76.5
Translation difference on amortization	–0.3	–0.1	0.6	3.0
Total change relating to effects from transition to IFRS	**–18.2**	**–36.3**	**–55.9**	**–73.5**
Acquisition related intangible fixed assets under IFRS	**294.6**	**500.8**	**472.0**	**433.2**

NOTE 15 OTHER INTANGIBLE FIXED ASSETS

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Other intangible fixed assets under Swedish GAAP	**384.5**	**425.8**	**403.9**	**431.9**
Reclassification of contract portfolios to acquisition related intangible fixed assets	–64.5	–58.2	–51.3	–48.8
Reclassification of other intangible fixed assets to goodwill	–121.2	–119.0	–116.8	–114.5
Total change relating to reclassifications	**–185.7**	**–177.2**	**–168.1**	**–163.3**
Other intangible fixed assets under IFRS	**198.8**	**248.6**	**235.8**	**268.6**

NOTE 16 NON-INTEREST BEARING FINANCIAL FIXED ASSETS

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Non-interest bearing financial fixed assets under Swedish GAAP	**1,999.1**	**1,996.6**	**2,015.9**	**1,876.2**
Deferred tax on restructuring expenses	1.3	0.6	1.0	2.4
Deferred tax on reversal of opening balance of restructuring provisions	–2.3	–2.3	–2.3	–2.3
Deferred tax on reversal of restructuring provisions from goodwill	–	–0.9	–0.9	–0.9
Translation differences	–0.1	–	–0.1	0.2
Total change	**–1.1**	**–2.6**	**–2.3**	**–0.6**
Non-interest bearing financial fixed assets under IFRS	**1,998.0**	**1,994.0**	**2,013.6**	**1,875.6**

NOTE 17 NON-INTEREST BEARING CURRENT ASSETS

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Non-interest bearing current assets under Swedish GAAP	**10,005.4**	**10,475.3**	**10,659.8**	**10,335.8**
Recognition of accounts receivables under securitization	1,702.1	1,698.2	1,654.9	1,549.0
Total change	**1,702.1**	**1,698.2**	**1,654.9**	**1,549.0**
Non-interest bearing current assets under IFRS	**11,707.5**	**12,173.5**	**12,314.7**	**11,884.8**

NOTE 18 NON-INTEREST BEARING PROVISIONS

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Non-interest bearing provisions under Swedish GAAP	**2,442.6**	**2,638.7**	**2,784.1**	**2,081.4**
Reversal of opening balance provisions for restructuring	–26.5	–26.5	–26.5	–26.5
Reversal of restructuring provisions from goodwill	–	–30.8	–30.6	–30.9
Reversal of cash paid out to acquisition related restructuring costs	3.6	3.0	4.4	26.5
Deferred tax relating to acquisition related intangible fixed assets	–	72.6	72.4	69.0
Amortization of tax relating to acquisition related intangible fixed assets	–	–0.4	–1.7	–2.9
Translation differences	–0.7	–1.1	–0.8	–0.3
Total change	**–23.6**	**16.8**	**17.2**	**34.9**
Non-interest bearing provisions under IFRS	**2,419.0**	**2,655.5**	**2,801.3**	**2,116.3**

NOTE 19 INTEREST BEARING CURRENT LIABILITIES

MSEK	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004
Interest bearing current liabilities under Swedish GAAP	**2,220.3**	**2,248.6**	**2,646.0**	**2,200.9**
Recognition of funding of accounts receivables under securitization	1,702.1	1,698.2	1,654.9	1,549.0
Total change	**1,702.1**	**1,698.2**	**1,654.9**	**1,549.0**
Interest bearing current liabilities under IFRS	**3,922.4**	**3,946.8**	**4,300.9**	**3,749.9**



There's an emerging trend among both banks and retailers to outsource more of their cash needs. Securitas plays a significant role in this trend and our long-term vision is to manage cash in society.

The Share, Shareholders and Dividend

The Securitas share has been listed and traded on the A-list of the Stockholm Stock Exchange since 1991. The share is included in the SAX and OMX index linked to the Stockholm Stock Exchange. Securitas weight in the SAX index was 1.47 (2.12) percent and in the OMXS30 index 2.06 (2.89) percent by year-end 2004. During the year a total of 539 million (752) Securitas shares were traded on the Stockholm Stock Exchange corresponding to a value of MSEK 60,781 (68,467). The market capitalization by year-end 2004 was MSEK 41,617 (35,411).

The share capital amounted to SEK 365,058,897 as of December 31, 2004, divided among an equal number of shares, each with a par value of SEK 1.00. Of these shares, 17,142,600 are Series A-shares and 347,916,297 Series B-shares. Each Series A-share carries ten votes and each Series B-share one vote.

Share price performance

The market price of the Securitas share rose by 15.5 percent in 2004, while the SAX index increased 18.7 percent and the OMX index rose by 17.6 percent. The lowest price paid for a Securitas share in 2004 was SEK 86.00 and the highest was SEK 123.00 Market capitalization at year-end 2004 was MSEK 41,617 at closing price SEK 114, December 30.

Dividend and dividend policy

The board of Directors proposes a dividend of SEK 3.00 (2.00) per share. With a sound free cash flow generation averaging 80 percent of adjusted income and a balanced growth strategy, comprising of both organic and acquisition driven growth, Securitas should be able to sustain a dividend level of 40-50 percent of the annual free cash flow.

Shareholder structure

As of December 31, 2004 Securitas had 29,524 (27,677) shareholders, an increase of 6.7 percent since 2003. The principal shareholders are Investment AB Latour, which together with Förvaltnings AB Wasatornet and Säkl AB hold 11.9 percent (11.9) of the capital and 30.3 percent (30.3) of the votes, and Melker Schörling AB, which holds 4.2 percent (4.2) of the capital and 10.7 percent (10.7) of the votes. At year-end institutional investors accounted for more than 90 percent of total share capital. Investors outside Sweden accounted for 47 percent (60) of the capital and 33 percent (42) of the votes.

Data per share[1]

SEK/share	2004	2003	2002	2001	2000
Earnings after current taxes, after full conversion[2]	4.19	3.66	5.14	3.73	2.81
Earnings after full taxes (method) after full conversion[2]	4.01	3.45	4.14	3.27	2.39
Dividend	3.00[3]	2.00	2.00	1.50	1.20
Dividend as % of earnings per share after full taxes[4]	75	58	48	46	50
Dividend as % of free cash flow	43	41	20	28	39
Yield, %	2.6	2.1	1.9	0.8	0.7
Free cash flow per share[5]	6.93	4.94	10.26	5.45	3.05
Share price, end of period	114.00	97.00	104.00	199.00	175.00
Highest share price	123.00	116.00	216.50	199.00	251.00
Lowest share price	86.00	69.50	104.00	130.00	149.00
Average share price[6]	101.74	93.20	166.94	184.51	191.85
P/E ratio	28	28	25	61	73
Number of shares outstanding (000s)	365,059	365,059	363,056	361,081	356,318
Average number of shares outstanding, after full conversion (000s)	382,409	382,417	376,690	365,123	365,123
Number of shares outstanding, after full conversion (000s)	382,409	382,409	382,473	365,123	365,123

[1] After full conversion. Data per share adjusted for 4:1 split in 1998 and 3:1 split in 1996.
[2] Adjusted for interest and tax effects attributable to convertible debenture loans; see Note 21.
[3] Proposed dividend.
[4] For 2004, calculated using proposed dividend.
[5] Before full conversion.
[6] Source: Stockholm Stock Exchange.


Share price performance
SEK
Source: Stockholm Stock Exchange
Securitas B
Stockholm Stock Exchange General Index



Earnings per share and free cash flow per share
Earnings per share after full taxes have increased by an average of 16 percent in the last five years.
SEK
Earnings per share after full taxes, fully diluted basis
Free cash flow per share, fully diluted basis



Dividend per share
The annual dividend has grown by an average of 26 percent per year in the last five years.
SEK

Definitions

Yield: Dividend relative to share price at the end of each year. For 2004, the proposed dividend is used.
Free cash flow per share: Free cash flow in relation to the number of shares outstanding before full conversion.
P/E ratio (price/earnings): The share price at the end of each year relative to earnings per share after full taxes.
EBITA multiple: The company's market capitalization and liabilities relative to operating income before amortization of goodwill, net financial items and taxes.
Turnover rate: Turnover during the year relative to the average market capitalization during the same period.
Market capitalization: The number of shares outstanding times the market price of the share price at year-end.

Development of share capital

Year	Transaction	Number of shares	SEK
1987	Opening capital	200,000	20,000,000
1989	Non-cash issue	285,714	28,571,400
1989	New issue	342,856	34,285,600
1989	Split 50:1	17,142,800	34,285,600
1989	Stock dividend	17,142,800	85,714,000
1992	Rights issue	22,142,800	110,714,000
1993	Conversion	23,633,450	118,167,250
1994	Non-cash issue (Spain)	24,116,450	120,582,250
1996	Split 3:1[1]	72,349,350	120,582,250
1996	Rights issue[1]	72,349,350	144,698,700
1996	Conversion	72,697,739	145,395,478
1997	Conversion	73,206,315	146,412,630
1998	Conversion	73,439,693	146,879,386
1998	Rights issue[2]	73,439,693	293,758,772
1998	Split 4:1[2]	293,758,772	293,758,772
1998	New issue Raab Karcher	308,114,828	308,114,828
1998	New issue Proteg	325,104,472	325,104,472
1998	Conversion	325,121,812	325,121,812
1999	Conversion	327,926,707	327,926,707
1999	New issue Pinkerton	355,926,707	355,926,707
1999	Conversion	356,318,317	356,318,317
2001	Conversion[3]	361,081,321	361,081,321
2002	Conversion	363,055,906	363,055,906
2003	Conversion[4]	365,058,897	365,058,897
2004	n/a	365,058,897	365,058,897

[1] A 3:1 split was effected in 1996, as was a stock dividend, changing the par value of the share from SEK 5 to SEK 2
[2] A 3:1 split was effected in 1998, as was a stock dividend, changing the par value of the share from SEK 2 to SEK 1
[3] 143,200 refers to interim shares registred with the Swedish Patent and registration Office on January 11, 2002
[4] The 1998/2003 convertible debenture loan has been converted per March 31, 2003 except for MSEK 5 that were not converted. The total number of shares after full conversion of all outstanding convertible debenture loans is 382,408,810

Ten largest shareholders as of December 31, 2004

Shareholders	A-shares	B-shares	% of capital	% of votes
Säkl AB	8,642,600	4,000,000	3.5	17.4
Melker Schörling AB	4,500,000	10,604,700	4.2	10.7
Investment AB Latour	4,000,000	22,500,000	7.3	12.0
T Rowe Price Fleming	0	18,812,100	5.2	3.6
SEB Funds	0	16,426,900	4.5	3.2
AMF	0	13,621,800	3.7	2.6
Robur	0	11,995,593	3.3	2.3
State Street Bank and Trust	0	11,890,702	3.3	2.3
Akila Finance SA	0	10,715,633	2.9	2.1
Credit Agricol Indosuez	0	10,397,305	2.8	2.0
Total ten largest shareholders	17,142,600	130,964,733	40.7	58.2

Source: VPC (the Swedish Securities Register Center) and changes known to Securitas

Shareholder structure

No. of shares	Number of shareholders	Number of A-shares	Number of B-shares	% of capital	% of votes
1–1,000	25,138	0	6,860,877	1.88	1.32
1,001–10,000	3,533	0	10,173,706	2.79	1.96
10,001–50,000	484	0	10,814,821	2.96	2.08
50,001–100,000	113	0	8,256,735	2.26	1.59
100,001–	256	17,142,600	311,810,158	90.11	93.05
Total	29,524	17,142,600	347,916,297	100	100

Ownership by country

	Holdings December 31, 2003	Holdings December 31, 2004
Sweden	40 %	53 %
Great Britain	23 %	20 %
USA	18 %	9 %
Other	19 %	18 %

Source: VPC


Market capitalization & Enterprise value
MSEK
Source: Stockholm Stock Exchange
Market cap
EV



EBITA multiple
Securitas' market capitalization at year-end 2004 was thirteen times operating income before amortization of goodwill.
times



Valuation
Securitas' P/E ratio was 28 at year-end 2004.
times
Source: Securitas and SME Direkt
P/E Securitas



Liquidity
Securitas' share turnover rate was 170 percent (213) in 2004.
MSEK
%
Source: Stockholm Stock Exchange
Average daily trading volume, MSEK
Turnover rate, %



Corporate Information

Isa Gaardsdal Olsson has been with Securitas over five years and currently works with Customer Services at Stockholm's Central monitoring station.



Melker Schörling Gustaf Douglas Thomas Berglund Annika Falkengren Carl Douglas



Anders Frick Berthold Lindqvist Fredrik Palmstierna Susanne Bergman-Israelsson Göran Norberg Rune Lindblad

BOARD OF DIRECTORS

Melker Schörling (Chairman) b. 1947
President of Securitas 1987–1992. Chairman of Hexagon AB and Karlshamns AB.
Vice Chairman of Assa Abloy AB. Director of Hennes & Mauritz AB. Director of Securitas AB since 1987 and Chairman since 1993.
Shares in Securitas: 4,500,000 Series A-shares, 10,604,700 Series B-shares, privately and through Melker Schörling AB.

Gustaf Douglas (Vice Chairman) b. 1938
Owns with family Förvaltnings AB Wasatornet.
Principal owner of Investment AB Latour and Säkl AB.
Chairman of Investment AB Latour and Säkl AB.
Director of Assa Abloy AB, Stiftelsen Svenska Dagbladet and the Conservative Party of Sweden.
Chairman of Securitas AB 1985–1992 and Vice Chairman since 1993.
Shares in Securitas: through Investment AB Latour 4,000,000 Series A-shares and 22,500,000 Series B-shares, through Säkl AB 8,642,600 Series A-shares and 4,000,000 Series B-shares, and through Förvaltnings AB Wasatornet 4,000,000 Series B-shares.

Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group. Director of Securitas AB since 1993.
Shares in Securitas: 501,608. Series B-shares and convertibles equivalent to 126,756 B-shares.

Annika Falkengren b. 1962
Executive Vice President and Deputy Group Chief Executive of SEB, Head of division Corporate & Institutions SEB, Chairman Enskilda Securities AB, Director of Ruter Dam.
Director of Securitas AB since 2003.
Shares in Securitas: 7,500 Series B-shares.

Carl Douglas b. 1965
Director of Assa Abloy AB, Swegon AB and Säkl AB.
Deputy Director of Securitas AB since 1992.
Director since 1999.
Shares in Securitas: 100,000 Series B-shares.

Anders Frick b. 1945
Chairman of AB Fagerhult and ProstaLund AB.
Vice Chairman of Sweco AB.
Director of Securitas AB since 1985.
Shares in Securitas: 3,500 Series B-shares.

Berthold Lindqvist b. 1938
Chairman of Munters AB. Director of Cardo AB, Trelleborg AB, JM AB, Novotek AB and Probi AB.
Director of Securitas AB since 1994.
Shares in Securitas: 2,000 Series B-shares.

Fredrik Palmstierna b. 1946
President of Säkl AB. Director of Investment AB Latour, AB Fagerhult, Hultafors AB and Bravida ASA.
Director of Securitas AB since 1985.
Shares in Securitas: 90,224 Series B-shares.

Employee representatives

Susanne Bergman-Israelsson b. 1958
Security officer at Securitas Bevakning AB.
Employee representative, Vice Chairman of Swedish Transport Workers' Union local in Västerås.
Director of Securitas AB since 2004.
Shares in Securitas: 0.

Göran Norberg b. 1966
Chairman of Swedish Transport Workers' Union local in Stockholm. Director of Securitas AB since 2002.
Shares in Securitas: 0.
Convertibles equivalent to 1,566 B-shares.

Rune Lindblad b. 1947
Service technician at Securitas Larm AB. Employee Representative, Swedish Electricians' Union.
Director of Securitas AB since 1995.
Shares in Securitas: 4,920 Series B-shares.

Deputies

Björn Drews b. 1946
Staff Engineer at Securitas. Employee Representative, Salaried Employees' Union local in Stockholm.
Deputy Director of Securitas AB since 1996.
Shares in Securitas: 0.

Gunnar Larsson b. 1959
Employee Representative, Acting Chairman of Swedish Transport Workers' Union local in Gothenburg.
Deputy Director of Securitas AB since 2002.
Shares in Securitas: 0.

AUDITORS

Göran Tidström b. 1946
Authorized Public Accountant, Auditor in charge, PricewaterhouseCoopers AB.
Auditor of Securitas AB since 1999.

Anders Lundin b. 1956
Authorized Public Accountant, PricewaterhouseCoopers AB.
Auditor of Securitas AB since 1991.

Holdings and incentive programs are specified in Note 4, page 76, Remuneration to the Board of Directors and Senior Management.
All figures refer to holdings in December 31, 2004.



Thomas Berglund Håkan Winberg Santiago Galaz Tore K. Nilsen



Dick Seger Clas Thelin Juan Vallejo

GROUP MANAGEMENT

Thomas Berglund b. 1952
President of Securitas AB and Chief Executive Officer of the Securitas Group.
Shares in Securitas corresponding to 501,608 Series B-shares and convertibles equivalent to 126,756 B-shares.

Thomas Berglund joined the Group in 1985 after a previous career in the Swedish government and later as a consultant for the Swedish Management Group. Thomas has an accountant background and holds a B.Sc. in Economics and Business Administration. He has been the President and CEO of Securitas since 1993.

Håkan Winberg b. 1956
Executive Vice President and Chief Financial Officer of Securitas AB.
Shares in Securitas: 525,000 Series B-shares and convertibles equivalent to 126,756 B-Shares.

Håkan Winberg became a Controller at Securitas AB in 1985 after having the position as Controller at Investment AB Skrinet. He was appointed Chief Financial Officer in 1991 and also became Executive Vice President of the Securitas Group 1995. Håkan holds a B.Sc. in Economics and Business Administration and started his career as an auditor after finishing university in 1980.

Santiago Galaz b. 1959
Divisional President of Security Services USA.
Shares in Securitas: 175,000 Series B-shares and convertibles equivalent to 126,756 B-shares.

Santiago Galaz has been in the security business for over twenty years. He joined Securitas in 1995 as the Managing Director of Security Services Spain after twelve years at the Eulen Group, one of the largest services groups in Spain. In 1997 he was appointed the Spanish Country Manager for Security Services, Security Systems and Cash Handling and later became President of Cash Handling Services Europe. He was appointed Divisional President of Security Services USA in March 2003.

Tore K. Nilsen b. 1956
Divisional President of Security Services Europe.
Shares in Securitas: 20,013 Series B-shares and convertibles equivalent to 126,756 B-shares.

Tore K. Nilsen joined Securitas as a sales representative for Securitas Services in Stavanger, Norway after eight years as a police officer and has been with the company for 18 years. In 1988 he was appointed Branch Manger for Stavanger where he stayed for a year before becoming the Area Manager for Rogaland and later Oslo. Before becoming the Divisional President of Security Services Europe he was the Managing Director for Securitas AS, Norway for five years.

Dick Seger b. 1953
Divisional President of Direct.
Shares in Securitas: 26 Series B-shares and convertibles equivalent to 126,756 B-shares.

Dick Seger has been with the company for 21 years and joined the company as an Export Manager for Security Systems in 1984. After four years he became the President for Securitas Direct AB, Sweden. In 1997 he was appointed Divisional President for Direct.

Clas Thelin b. 1954
Divisional President of Cash Handling Services.
Shares in Securitas: 50,000 Series B-shares.

Clas Thelin joined Securitas as the Divisional President of Cash Handling Services in February 2004. He has previously worked for Securitas both as Vice President for Securitas Sweden AB and the President for Securitas Teknik AB, today known as Security System Sweden. For 10 years he was based in America as the President and CEO of Assa Abloy Americas. He played a central role in the growth of the company's North American operations and later also took on the responsibility for Latin America.

Juan Vallejo b. 1957
Divisional President of Security Systems.
Shares in Securitas: 103,000 Series B-shares and convertibles equivalent to 126,756 B-shares.

Juan Vallejo joined Securitas as Country President for Portugal in 1990 where he stayed for two years. In 1992 he became Country President for Spain and later Country President for Sweden before taking on the role as Head of Securitas' Nordic operations. After the divisionalization of the business areas in 2000, Juan was appointed Divisional President for Security Systems Europe and when the company further accelerated the development in 2003, he assumed the responsibility for the combined European and U.S. Systems businesses.

File No. 82-34719

Holdings and incentive programs are specified in Note 4, page 76, Remuneration to the Board of Directors and Senior Management.
All figures refer to holdings in December 31, 2004.

File No. 82-34719

Financial Information and Invitation to the Annual General Meeting

Reporting dates
Securitas will publish the following financial reports during 2005

Interim reports 2005	
January–March	May 3, 2005
January–June	August 12, 2005
January–September	November 4, 2005
Annual General Meeting	April 7, 2005

Financial information
All financial information may also be requested from:

Securitas Services Ltd.
Investor Relations
Berkshire House,
3 Maple Way, Feltham
Middlesex TW13 7AW, Great Britain.
Telephone +44 20 8432 6500,
fax +44 20 8432 6520

Financial analysts who cover Securitas

Company Name	Name
ABG Securities	Henrik Vikström/Jesper Wilgodt
Alfred Berg	Sandra Frimann-Clausen
Bryan, Garnier & Co	Laurent Brunelle
CAI Cheuvreux	Niklas Ekman
Carnegie Fondkommission	Carsten J. Leth
Cazenove	Robert Plant
Citigroup	Edward Steele
Credit Suisse First Boston	Robert Harris
Danske Equities	Lars Heindorff
Deutsche Bank	Nicholas Ward
Dresdner Kleinwort Wasserstein	Andrew Brooke/David Greenall
Enskilda Securities	Monika Elling
Goldman Sachs International	Tom Sykes
Hagströmer & Qviberg	Jesper Norberg
Handelsbanken Capital Markets	Torben Sand
Jyske Bank	Jesper Klitgaard Frederiksen
Kaupthing	Albin Tiusanen/Lars Frick
Merrill Lynch	Andrew Ripper
Morgan Stanley Dean Witter	David Allchurch
Standards and Poor's	Stefan Andersson
Swedbank	Stefan Stjernholm
Sydbank	Morten Friis
UBS Warburg	Lindy Newton/Mark Shepperd
Öhman Fondkommision	Rolf Karp

Annual General Meeting of Securitas AB (Publ.)
Shareholders in Securitas AB are hereby invited to attend the Annual General Meeting at 5:00 p.m. (CET) on Thursday April 7, 2005 in the Winter Garden of Grand Hotel, Stockholm. Entry via Royal entré, Stallgatan 6. Registration for the Annual General Meeting begins at 4:15 p.m.

Right to attend
Shareholders who wish to attend the General Meeting must:

1. be recorded in the print-out of the share register maintained by the Swedish Securities Register Centre ("VPC"), made as of Monday 28 March, 2005. Due to the intervening weekend, such recording must be made on Thursday 24 March, 2005 at the latest; and

2. notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 12307, SE-102 28 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85, or by e-mail agm@securitasgroup.com, by 4.00 p.m., Friday 1 April, 2005 at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a juridical person shall submit papers of authorization prior to the General Meeting. As confirmation of notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares should request their bank or broker to have their shares temporarily owner-registered with VPC. Due to the intervening weekend, such registration must be made on Thursday 24 March, 2005 at the latest, and the banker or broker should therefore be notified in due time before the said date.

Group Website



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SECURITAS
a world leader
in security

www.securitasgroup.com is the address to the Group website. Here you find updated information about the Group's operations, organization, financial performance and investor relations related activities. All information is available in both English and Swedish.

1. About us
At the About us section you find an introduction to the Group and our values, organization, the Securitas model and strategy as well as our history.

2. Divisions
This section gives an introduction to Securitas' five specialized divisions and their service offerings, market position and financial performance.

3. Financial Information
Here you find information about Securitas' financial reports as well as a description of how Securitas works with financial control and risk management as part of the daily operations.

At the Financial information section you can also read and print this annual report in PDF format or as a HTML file, as well as notify Securitas of your intention to participate in the Annual General Meeting.

4. Corporate Governance
This section contains information about Securitas Corporate Governance procedures such as Annual Generel Meeting, Nomination Committee, the Board of Directors and Board committees, Group Management and Securitas code of conduct.

5. News and publications
Under this section you find all the company's public information such as press releases, interim reports, presentations and annual reports. Here you can also subscribe to news from Securitas and upcoming and past events.

6. The security Industry
At this part of the website you find information about the security industry in which Securitas operates and plays a prominent role. You also find an introduction to some of the drivers of the market development.

At the Group website you also find links to other Securitas websites around the world representing different parts of the operations.

File No. 82-34719

Securitas – a World Leader in Security



Securitas provides security solutions comprising guarding services, alarm systems and cash handling services. The Group has more than 200,000 employees and operates in more than 20 countries mainly in Europe and North America.


SECURITAS

Integrity Vigilance Helpfulness

www.securitasgroup.com

Securitas Services Ltd.
Berkshire House, 3 Maple Way,
Feltham, TW13 7AW, United Kingdom
Telephone +44 20 8432 6500
Fax +44 20 8432 6505

Securitas AB
Box 12307, SE-102 28 Stockholm, Sweden
Telephone +46 8 657 74 00
Fax +46 8 657 70 72
Visiting address: Lindhagensplan 70

Securitas Treasury Ireland Ltd.
Ground Floor, Plaza 1, Custom House Plaza
I.F.S.C., Dublin 1, Ireland
Telephone +353 1 435 0100
Fax +353 1 435 0195

CITIGATE GRAMMA PHOTO: MATS LUNDQVIST PRINT: EDITA